File No. 024-11497

Filed Pursuant to Rule 253(g)2

Supplement No. 1 to Amendment No. 1 Dated March 11, 2022

(To Offering Circular dated September 30, 2022)

November 10, 2022

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted before the offering statement filed with the Commission is qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the offering statement in which such Final Offering Circular was filed may be obtained.

Offering Circular

KINGSCROWD. INC.

15,000,0000 shares of Class A Common Stock

Explanatory Note

This Supplement No. 1 to post-qualification offering circular Amendment No. 1 amends and supplements the Form 1-A Offering Statement of KingsCrowd, Inc. (the “Company,” “we,” “us,” “our,” or “ours”) originally qualified by the Securities and Exchange Commission (“SEC”) on August 4, 2021, as amended by Amendment No. 1 qualified by the SEC on September 23, 2022, related to an offering of shares of our Class A common stock (“Supplement No. 1”). We are filing this Supplement No. 1 to disclose that the Company (i) has engaged Dalmore Group, LLC to provide broker-dealer services in connection with the offering and (ii) may engage the services of registered broker dealers to place the shares being offered hereby on terms to be negotiated by the parties at the time of any such engagement.

The offering described in this offering circular consists of 15,000,000 shares of our Class A common stock pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended, or the Securities Act, for Tier 2 offerings. Of the 15,000,000 shares of Class A common stock being offered, (i) we are offering up to an aggregate of 13,000,000 newly issued shares of our Class A common stock (the “Company Offered Shares”) and (ii) selling stockholders are offering up to an aggregate of 2,000,000 shares of Class A common stock currently outstanding (the “Selling Stockholder Shares” and together with the Company Offered Shares, the “Offering Shares”). We will not receive any of the proceeds from the sale of the Selling Stockholder Shares in this offering. Of the Selling Stockholder Shares, our president is offering up to 1,000,000 shares and an entity controlled by a member of our board of directors is offering up to 1,000,000 shares. The shares being offered by the affiliate of our director are currently held as Class B common stock which shares will convert into shares of Class A common stock upon the sale of such shares in this offering. We will pay all of the expenses of the offering (other than the discounts and commissions payable with respect to the Selling Stockholder Shares sold in the offering). See “Plan of Distribution” and “Principal and Selling Stockholders – Selling Stockholders”

As of October 31, 2022, an aggregate of 5,340,156 Offering Shares had been sold under this offering, which includes 4,816,594 Company Offered Shares and 523,562 Selling Stockholder Shares. Of the Company Offered Shares, we sold 3,403,152 shares to investors in this offering at a price of $1.00 per share for total cash consideration of $3,403,152, and we sold and issued 1,413,442 shares upon the conversion of the 2021 Convertible Notes (as defined below) for total consideration of $1,130,753 which sum was received upon our issuance of the 2021 Convertible Notes, and the Company has realized an aggregate of $4,533,805 of consideration for all Company Offered Shares sold. As of November 1, 2022, the Selling Stockholders had received $523,562 from the sale of their Selling Stockholder Shares.

We have two classes of common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible into one share of Class A common stock at any time at the option of the holder or automatically if we complete an underwritten public offering of our securities on Form S-1 from which we receive gross proceeds of $10 million. The holders of our outstanding Class B common stock currently hold approximately 82% of the voting power of our outstanding capital stock and will hold approximately 74% of the voting power of our outstanding capital stock after giving effect to the sale of all Offering Shares. See “Description of Securities.”

Upon the qualification of this offering by the Securities and Exchange Commission (“SEC”), the principal amount of outstanding convertible promissory notes that we sold and issued in the last quarter of 2020 and the first quarter of 2021, equal to $1,099,744, which we refer to as the 2021 Convertible Notes, plus all interest accrued on such promissory notes, which together equaled $1,130,753 as of August 4, 2021, automatically converted into an aggregate of 1,413,442 Company Offered Shares, which we refer to as the “Conversion Shares,” at a price equal to 80% of the offering price of the Offering Shares, or $0.80 per Company Offered Share.

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The proceeds from the sale of Offering Shares remaining to be sold in this offering after the sale and issuance of the Conversion Shares will be allocated pro rata between the Company Offered Shares and the Selling Stockholder Shares.

We are offering the Offering Shares on a “best efforts,” self-underwritten basis which means that our officers and directors will attempt to sell the Offering Shares in reliance on the safe harbor from broker-dealer registration under Rule 3a4-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We will not pay any commission or other compensation to our officers and directors related to the sale of the Offering Shares. For additional information regarding the method of distribution of the Offering Shares, please refer to the section entitled “Plan of Distribution.”

Our officers and directors may use any means available under Regulation A to offer and sell the Offering Shares, including by way of general solicitation through the internet, social media, and any other means of widespread communication, in each case, using this offering circular and a subscription agreement as the only materials by which to make offers to potential investors. We have established an offering page for this offering which is located at Invest.kingscrowd.com.

We have entered into a Broker Dealer Agreement with Dalmore Group, LLC (“Dalmore”), a broker dealer registered with the SEC and a member of the Financial Industry Regulatory Authority (“FINRA”), to serve as the broker dealer of record for the offering, which agreement will become effective on date on which FINRA Corporate Finance issues a No Objection Letter to Dalmore for the offering (the “No Objection Letter”). Dalmore will perform certain administrative and compliance related functions in connection with this offering but will not purchase any of the Offering Shares or engage in underwriting or placement agent activities on our behalf. We will pay Dalmore a fee equal to 1% of the aggregate price of the Offering Shares sold in this offering. In addition, we will pay Dalmore a one-time set up fee of $5,000 for out-of-pocket expenses, which we have authorized Dalmore to deduct directly from the escrow account for the offering. We also have agreed to pay to Dalmore a one-time consulting fee of $20,000 payable upon issuance by FINRA of the No Objection Letter. See “Plan of Distribution.”

We reserve the right, subject to applicable securities laws, to sell and issue securities of any kind at any time on terms other than the terms set forth in this offering circular. We also reserve the right to engage registered broker dealers to place Offering Shares. If we engage the services of any broker dealers in the future, we will file a supplement to this offering circular to disclose the terms of such engagement. See “Plan of Distribution.”

This offering will continue until the earlier of (1) the date on which all Offering Shares have been sold; (2) August 3, 2023, or (3) the date on which this offering is earlier terminated by us in our sole discretion. We reserve the right to extend the offering period in our discretion. See “Plan of Distribution.”

Presently, there is no public market for any of our securities and we do not currently intend to create a market for any of our securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer or obtain a price for your shares of Class A common stock that you deem reasonable. You should be prepared to hold your shares of Class A common stock for an indefinite period.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review rule 251(d)(2)(i)(c) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

See “Risk Factors” beginning on page 14 of this offering circular for a discussion of information that should be considered in connection with an investment in our securities.

The SEC does not pass upon the merits of or give its approval to any shares offered hereby or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. The Offering Shares are being offered pursuant to an exemption from registration with the SEC; however, the SEC has not made an independent determination that the Offering Shares offered are exempt from registration.

Title of class of securities offered and offeror of securities	Price Per Share	Number of Shares Offered	Broker Dealer Commissions(1)		Total Commissions	Proceeds to Company(4)		Proceeds to Selling Stockholders(8)
Class A common stock offered by the Company	$1.00	13,000,000	$0.01	(2)	320,054	$11,192,649.64	(5)(6)(7)	$—
Class A common stock offered by the Selling Stockholders	$1.00	2,000,000	$0.01	(3)	51,415	$—		$1,948,585	(9)

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*	The amounts set forth in the table above and the footnotes below have been rounded.
1.

We will pay Dalmore a fee equal to 1% of the aggregate price of the Offering Shares sold after the date upon which Dalmore receives a No Objection Letter from FINRA for this offering.  See “Plan of Distribution.”

2.	The fees and commissions with respect to the Company Offered Shares will be paid by the Company. See “Plan of Distribution.”
3.	The commissions with respect to the Selling Stockholder Shares will be paid by the selling stockholders. See “Plan of Distribution.”
4.	Assumes that all of the Company Offered Shares offered are sold.
5.

After giving effect to (i) commissions previously paid to OpenDeal Broker LLC (“ODB”) in the amount of $238,220 at the rate of 7% for each Company Offered Share sold prior to our engagement of Dalmore (which includes 3,403,151 shares for which we paid ODB commissions but excludes 1,413,442 Conversion Shares that we sold and issued in this offering for which we did not pay ODB commissions) plus (ii) commission payable to Dalmore upon the sale of the remaining Company Offered Shares offered hereby (8,183,407 shares) at the rate of 1% per Company Offered Share, for total commissions payable to Dalmore equal to $81,834 if all remaining Company Offered Shares are sold. We also issued to ODB 39,267 shares of Class common stock (1%) as additional compensation for services rendered in connection with the offering.

6.

Includes the principal amount of and interest accrued on the 2021 Convertible Notes in the aggregate amount of $1,130,753 that automatically converted into Company Offered Shares upon the qualification by the SEC of this offering. We did not pay any commissions on Company Offered Shares issued upon the conversion of 2021 Convertible Notes. See “Plan of Distribution.”

7.

Before deducting expenses of the offering, including an aggregate of $25,000 payable to Dalmore for due diligence expenses and ongoing general consulting services relating to the offering, and other costs and expenses associated with the offering, including costs of blue-sky compliance, escrow costs, fees to be paid to accountants and legal counsel or filing fees. See “Plan of Distribution.”

8.	Assumes that all of the Selling Stockholder Shares offered are sold.
9.

After giving effect to (i) commissions previously paid to ODB in the amount of $36,650 at the rate of 7% for each Selling Stockholder Share sold prior to our engagement of Dalmore (523,431 shares) plus (ii) commissions payable to Dalmore upon the sale of the remaining Selling Stockholder Shares offered hereby (1,476,569 shares) at the rate of 1% for each Selling Stockholder Share, for total commissions payable to Dalmore equal to $14,765 if all remaining Selling Stockholder Shares are sold.

ii

This offering circular does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of Offering Shares in any states where such offer or solicitation would be unlawful, prior to registration or qualification under the laws of any such state.

Investment proceeds shall be held in escrow with North Capital Private Securities Corporation (the “Escrow Agent”) until the date of a closing with respect to such proceeds (at which time such proceeds shall be used to complete share purchases in the offering). We may hold a series of closings at which we receive the funds from the escrow agent and issue the shares to investors. The Escrow Agent has not investigated the desirability or advisability of an investment in the Offering Shares nor approved, endorsed or passed upon the merits of purchasing the Offering Shares.

We may decide to close the offering early or cancel it, in our sole discretion. If we extend the offering, we will provide that information in an amendment to this offering circular. If we close the offering early or cancel it, we may do so without notice to you, although if we cancel the offering all funds that may have been provided by any investors will be promptly returned without interest or deduction. See “Plan of Distribution.”

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and have elected to comply with certain reduced public company reporting requirements. As a smaller reporting company within the meaning of Rule 405 of the Securities Act, we are following the Form S-1 disclosure requirements for smaller reporting companies. This offering circular is intended to provide the information required by Part I of Form S-1.

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You should rely only on the information contained in this offering circular. We have not authorized anyone to provide you with any information other than the information contained in this offering circular. The information contained in this offering circular is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this offering circular nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this offering circular. This offering circular will be updated and made available for delivery to the extent required by the federal securities laws.

STATE LAW EXEMPTION AND PURCHASE RESTRICTIONS

APPLICABLE TO REGULATION A OFFERING

The Offering Shares are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state law “Blue Sky” review, subject to meeting certain state filing requirements and complying with certain anti-fraud provisions, to the extent that our interests offered hereby are offered and sold only to “qualified purchasers” or at a time when our interests are listed on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in shares of our Class A common stock does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. See “Plan of Distribution.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This offering circular contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. The forward-looking statements are contained principally in “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Our Business.” Forward-looking statements include information concerning our possible or assumed future results of operations and expenses, business strategies and plans, competitive position, business environment, and potential growth opportunities. Forward-looking statements include all statements that are not historical facts. In some cases, forward-looking statements can be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would,” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Those risks include those described in “Risk Factors” and elsewhere in this offering circular. Given these uncertainties, you should not place undue reliance on any forward-looking statements in this offering circular. Also, forward-looking statements represent our beliefs and assumptions only as of the date of this offering circular. You should read this offering circular and the documents that we have filed as exhibits to the Form 1-A of which this offering circular is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Any forward-looking statement made by us in this offering circular speaks only as of the date on which it is made. Except as required by law, we disclaim any obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward- looking statements, even if new information becomes available in the future. All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

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EXPLANATORY NOTES REGARDING

FINANCIAL STATEMENT PRESENTATION,

SHARE AND PER SHARE DATA INCLUDED IN THIS OFFERING CIRCULAR

On December 29, 2020, we converted from a Delaware limited liability company to a Delaware corporation, which we refer to throughout this offering circular as the “Corporate Conversion” and the date upon which the Corporate Conversion occurred, the “Corporate Conversion Date.” Upon the Corporate Conversion Date, KingsCrowd, Inc. succeeded to the business of KingsCrowd LLC and the securities holders of KingsCrowd LLC became the securities holders of KingsCrowd, Inc., as described under the heading “Summary—Corporate Conversion.”

In connection with the Corporate Conversion, the board of managers of KingsCrowd LLC adopted a Plan of Conversion that provided that each outstanding unit in KingsCrowd LLC would convert into 12.71915097123437 shares of common stock of KingsCrowd, Inc., including the conversion of an aggregate of 1,577,515 units into 27,119,998 shares of Class A common stock and the conversion of an aggregate of 1,000,000 units into 12,719,151 shares of Class B common stock. Of the 1,000,000 units that converted into shares of Class B common stock, 700,000 were owned by Nantascot LLC. or Nantascot, and 300,000 were owned by Netcapital, Inc., or NCI, which were managers of KingsCrowd LLC. The managers of each of these entities now serve as directors of KingsCrowd, Inc. The two classes of common stock participate ratably, meaning that each share of common stock is treated equally, with respect to dividends and distributions declared by the board of directors and in any distribution of our assets available for distribution to our stockholders upon any liquidation or winding up of our Company, except that each share of Class B common stock entitles the holder to ten votes per share and each share of Class A common stock entitles the holder to one vote per share. Further, each share of Class B common stock may be converted into one share of Class A common at any time, at the option of the holder or automatically if we complete an underwritten public offering of our securities on Form S-1 from which we receive gross proceeds of $10 million. As of the Conversion Date, the holders of Class B common stock controlled approximately 82% of the voting power of the Company and will, for the foreseeable future, be able to control all matters submitted to our stockholders for approval. Please see the sections entitled “Offering Summary – Corporate History,” “Risk Factors—The dual class structure of our common stock will have the effect of concentrating voting control in two stockholders whose managers are directors of our Company, which will limit or preclude your ability to influence corporate matters,” “Description of Securities—Common Stock” and “Transactions with Related Persons.”

 Share Data

A material portion of the compensation we pay to our employees and consultants comprises grants of restricted shares of our Class A common stock under our 2020 Incentive Plan. Unless otherwise indicated, the number of shares of common stock outstanding does not include shares of restricted stock that have been awarded but that have not vested as of March 31, 2022.

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OFFERING CIRCULAR SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this offering circular. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire offering circular carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this offering circular, before making an investment decision. Unless the context otherwise requires, the terms “KingsCrowd,” “the Company,” “we,” “us” and “our” in this offering circular refer to KingsCrowd, Inc., a Delaware corporation.

Overview

We provide institutional grade research, analytics tools and ratings that empower people to make confident and inspired investments in the online private markets. The online private markets are comprised of securities offerings made pursuant to Regulation CF (“Reg CF”), Rule 506(c) of Regulation D (“Rule 506(c)”), and Regulation A (“Reg A”), which are exemptions from the registration requirements of the Securities Act, and are not public offerings of securities. Rule 506(c) and Reg A permit issuers to broadly solicit and generally advertise an offering, subject to certain conditions, which provides them with access to a wider audience of investors than previously had been permitted under SEC rules. Reg CF offerings are required to be offered and sold through an online platform operated by an SEC registered intermediary or broker dealer. In addition, Reg A and Reg CF offerings may be made to non-accredited investors, subject to investment limitations, which expands the universe of potential investors and makes investing in start-up and early-stage companies available to the general public.

We collect more than 500 data points on each deal for which we provide information, organize the information in logical and manageable segments, provide analytical tools that permit investors to evaluate that information and analyze business metrics integral to making an investment decision. We then compare all companies that are actively raising capital to each other in every data point we collect via our proprietary rating algorithm (an algorithm is a set of instructions devised to solve a class of problems or to perform a computation) and rank each company and the securities being offered based on collected data, and convert the ranking into a score. The end result is a number between 1 (lowest score) and 5 (highest score) for every aspect of the company, including: price, market, differentiation, performance, team, and risk, as well as an overall score for the company in a specific funding round.

We believe that we are the first and only comprehensive data-driven rating and analytics facility to service the online private market space. Currently, we cover all Reg CF deals available to the market, approximately 60% of Reg A offerings and are commencing coverage of Rule 506(c) offerings that are live on online private market funding portals. We will use a portion of the proceeds that we receive from this offering to develop the infrastructure to cover all Reg A and Rule 506(c) offerings across multiple asset classes including private equity, real estate and other alternatives such as collectible assets. Our qualitative and quantitative ratings are not intended and we advise users not to construe them as investment recommendations. We are not a fund, an asset manager, or a financial or investment advisor. Rather, we provide information to aid investors who are making their own investment decisions.

We have experienced dramatic growth in our subscriber base since our inception. At the end of 2018, our first full year of operations, we had 800 subscribers and annual recurring revenue, or ARR, of $2,293. At the end of 2019, we had 90,000 subscribers and of ARR of $18,572. At the end of 2020, we had 300,000 subscribers, including over 10,000 paying subscribers, and ARR of more than $488,716. At the end of 2021 we had over 400,000 subscribers and ARR of approximately $589,000.

Our Industry

Under the federal securities laws, any offer or sale of a security must either be registered with the SEC or made in reliance on exemption from the registration requirements. Registered, or public, offerings are generally too expensive and time consuming for start-up and early-stage companies, which turn to raising capital through unregistered (“private”) offerings in transactions exempt from registration. Prior to the adoption of Rule 506(c) in 2013, the amendments to Reg A in 2015 and the adoption of Reg CF in 2016, capital raising through private offerings had been constrained by rules that limited the manner in which such offerings could be sold and the class of prospective investors to whom private offerings could be made mostly to accredited investors (persons or entities that satisfy at least one requirement established by the SEC regarding the investor’s income, net worth, assets, governance status, or professional experience) with which management of an issuer had a pre-existing relationship. The relaxation of the exemptions from registration provided by the new rules and regulations amounted to a paradigm shift in the offering framework for raising capital, particularly for start-up and early-stage companies. The new and revised private offering exemptions provide issuers with a wider spectrum of offerees to whom offering documents could be more efficiently disseminated by way of the internet, among other advantages that were not previously available to start-up and early-stage companies, such as how these amended and new exemption handle state securities laws.

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The new and revised private offering exemptions afford ordinary people the ability to invest in start-up and early-stage companies, a realm previously available only to the wealthy and well connected. Offerings made under Reg A and Reg CF typically provide for manageable investment increments (small or no minimum purchase amounts) and low unit offering prices that reflect the issuer’s stage of development, making investment in these companies accessible to virtually anyone. The internet platforms through which Reg A and Reg CF offerings are made provide people with a new way to invest beyond the stockbroker / investment bank model and allow them to invest in companies that satisfy very particular personal criteria, such as companies that have a specific socially driven mission. The rise in the stock market indices over the last several years appears to have inspired ordinary people to embrace personal investing as a means of providing for their future and having fun. We believe that the COVID-19 pandemic has been a driver of independent, individual (“retail”) investment, as more people are working from home and have extra free time to spend on non-work-related activities. Perhaps, most importantly, we have found that our customers truly enjoy learning how to invest and investigating and analyzing potential investments and the empowering feeling of making an investment and building a portfolio on their own.

Until recently, consumers did not require research and analytic services for smaller private issuers of securities because they raised capital in private offerings under which offering documents were confidential and offers and sales were restricted principally to accredited investors. The revisions to the existing exemptions and the adoption of Reg CF launched a new market for securities research, analytics and ratings for smaller companies that utilize these new online private markets.

We believe that the trend in the increase in the number of Reg A and Reg CF offerings and the aggregate amount raised by issuers pursuant to these exemptions will continue to escalate driven by:

•	increasing numbers of companies and their advisors taking notice of the potential to raise capital by way of the internet-based portals through which many of these offerings are made;

•	recently enacted increases in offering amounts allowable under Reg A and Reg CF making these exemptions viable funding pathways to raise meaningful sums of capital for a wider range of issuers;

•	broader participation by the general public as more people become aware that they can invest in start-up and early-stage companies;

•	additional regulatory mechanisms that enhance and fine tune these exemptions to make them more secure and appealing to issuers and investors; and

•	technological advances to online platforms making investing in online private markets more seamless, secure and accessible.

Our Opportunity

We believe that novice and sophisticated investors are seeking information regarding opportunities in the private equity asset class. In 2021, approximately 55% of adults in the United States invested in the stock market, including about 20% of adults with annual family incomes of less than $35,000, rising to 88%, either directly or indirectly (through employer-based plans), of those with incomes above $100,000. We believe that the new online private markets, in which securities typically are sold at lower unit prices and in more manageable increments than registered public offerings, will continue to attract even more Americans to invest in securities offered in the online private markets.

As the first, and to our knowledge only, company offering comprehensive online research, analytics tools and ratings covering the online private markets, we believe that we have a distinct advantage to capture existing and new investors in these markets. With each year in business, we are not only building a brand that our customers’ trust but we also are building a data base of information that will be very difficult and expensive to reproduce. We also expect that as interest in private online markets grows, large financial services institutions, such as investment banks and brokerage firms, will offer their customers research, analytics and rating tools that cover these markets. We believe that our brand, reputation and data base will be an advantage that attract financial institutions which may seek to license our products, either directly or on a white label basis, to make them available to their customers. We believe that this market represents a powerful opportunity for us to leverage relationships with discrete organizations to gain access to hundreds of thousands of customers.

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We also believe that our status as a first market mover will allow us to take a leadership role in the field and establish procedures and conventions that develop into industry standards. We have accumulated, and will continue to gather, data on our customers’ research and investment activities and behaviors that will drive our product development and marketing practices. We have an opportunity to develop a business that becomes the benchmark against which all other companies that enter this space are measured.

Our Solutions for a New Market

We offer products that address the new market for research, analytics and ratings for the online private markets. We currently offer four levels of services, including a free service and three paid tiers on a subscription-basis. Paid subscriptions can range from monthly to one-year or multi-year arrangements and are generally non-cancellable during the contractual subscription term. Additionally, we monetize our services through sponsorship revenue. We have found that our subscriber base is an attractive audience for financial and professional service providers looking to market their relevant services to our subscribers.

We cover every Reg CF transaction posted on online private market funding portals, such as Wefunder, Republic, Netcapital and SeedInvest or utilizing service providers such as Dalmore Group and Dealmaker. Each offering is ascribed a separate page on our website where we aggregate and categorize data from a wide range of primary and secondary sources. We track over 500 data points on every company that raises capital via Reg CF, which we believe is unique to our organization. Each company page on our website provides a synopsis of the deal; specific deal information, such as the amount sought to be raised, the valuation of the issuer by way of a “price score;” the industry in which the issuer operates; the market for its products; the management team, differentiating factors; performance; and our outlook for the issuer under both good and less than optimal conditions. In addition to the foregoing, all of our products allow investors to create an online portfolio so that they can visualize all of their Reg CF investments in one place. We send all subscribers a weekly email that covers the latest deals to market, a newsletter roundup of what’s going on at KingsCrowd and other general industry news.

Each progressing tier of subscription provides increasing levels of analysis and ratings based upon the findings of our in-house investment research team. Our top subscription tier offers retail investors access to what we believe is a first-of-its-kind data-driven, quantitative rating system that benchmarks all live Reg CF and a growing number of Reg A+ deals against one another, which provides a powerful sorting and filtering tool for analyzing the market of all available opportunities for investments available across all major Reg CF and Reg A+ platforms, and 0-5 scores for every company based on the data we collect and to which we apply our rating algorithm for early stage companies (pre-seed, seed stage companies). This provides a quantitative deep dive on all key components of the issuer and the offering.

Our products unlock the power of data to provide a robust tool for sorting through hundreds of live offerings to present an environment that is manageable for novice investors and sophisticated enough for experienced investors.

                During the spring of 2022, we launched a new subsidiary to organize and manage private investment funds. These funds will offer our subscribers the ability to invest in a diversified portfolio of companies selected based on our research, ratings and analytical processes called KingsCrowd Capital. KingsCrowd Capital will provide one-click diversification tools to accredited investors. We will earn an annual management fee equal to 1% of the value of the assets in each fund and a fee equal to 10% of the amount of any appreciation of the fund assets on an annual basis.

Our Competitive Advantages

•	We have the advantage of being the first and, we believe, only data-driven rating system covering every Reg CF offering and the growing universe of Reg A+ and Rule 506(c) offerings.

•	We have developed our proprietary ratings algorithms for early, growth and late-stage companies that are conducting online offerings utilizing one of the exemptions.

•	We provide research, analytics and ratings independent of the companies we cover, and accept payments only from our subscribers, not from issuers or funding platforms.

•

We have been tracking every Reg CF deal for over three years and Reg A+ and Rule 506(c) deals for one year and we are building a proprietary database of companies raising capital online. The value of our datasets grows each day as the universe of Reg CF companies grow and the importance of data in this market grows.

•	We audit our ratings software and research content at several levels to ensure quality data and output for customers of our service.

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Our Market Strategy

We seek to acquire customers in an efficient manner. We market our platform directly to retail investors through online digital marketing and referrals and indirectly by leveraging relationships with financial publishers. We will allocate a significant percentage of the net proceeds we receive from this offering to marketing efforts. We intend to expand our marketing team and implement a comprehensive marketing plan that will include the following elements:

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Enhancing our direct-to- retail investors approach that employs digital customer acquisition tools, such as search engine optimization, which helps our audience find us by boosting our ranking during internet searches, which has helped us grow to over 400,000 subscribers in less than four years.

•	Working with financial publishers on a pay for performance basis, by inserting ads into publications and paying them for paying customers originating from their publications.

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Targeting financial institutions, financial publications and other financial professionals, as we seek to enter into partnerships and licensing arrangements in which our products are made available to their clients, which could expand our subscriber base rapidly and significantly.

Growth Strategy Our plans for the future of the business include the following:

•	We intend aggressively to pursue new customers with increasing efficiency while expanding our sales capacity.

•	We are focused on investing in research and development to continue to enhance our products and release new features and products.

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We will continue expanding coverage across all online private markets, including 100% of Reg A, Rule 506(c) and late-stage secondary markets. We now cover all Reg CF deals, approximately 60% of Reg A+ deals, have begun tracking major Reg D 506(c) providers and are also rating initial public offerings (“IPOs”) that become available on platforms such as SoFi. We expect to launch a debt rating product during 2022 and are seeking to expand into new asset classes that utilize the online private offering regulations to raise capital, including real estate and -collectibles.

•	We plan to develop and apply machine learning algorithms to our growing database to determine predictive capabilities and index-like products that can be created for online private markets.

•	We will seek to enter into partnerships and licensing arrangements with financial institutions, financial publications and other financial professionals.

•	We expect to expand into other asset classes that utilize online private markets, including real estate equity and debt, consumer debt, and other alternatives.

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We have recently launched a new line of business to create and manage private investment funds to offer investors the ability to invest in a diversified portfolio of companies selected based on our research, ratings and analytical processes called KingsCrowd Capital. We expect to continue expanding our KingsCrowd Capital fund offerings over time to offer funds that appeal to investors with a range of investment interests, such a funds focusing on particular industries, types of founders, geographic location, stage of development, valuation or market cap metrics, based on the market response to our first recently launched fund.

In order to achieve our growth strategy, we will require substantial proceeds from this offering or from other sources to retain the necessary personnel to develop pipeline products, build sales channels and implement the other growth initiatives described above.

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Risk Factors Summary

•	We have a history of losses and may not achieve profitability in the future.

•	We have a limited operating history, which makes it difficult to evaluate our prospects and future operating results.

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Our dependence upon external sources for the financing of our operations, particularly given that our auditors’ report for our 2020 and 2021 audited financial statements, which are included as part of this offering circular, contain a statement concerning our ability to continue as a going concern;

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We derive, and expect to continue to derive, substantially all of our revenue and cash flows from subscriptions to our platform and products. If we fail to attract new customers or are unable to convert existing free tier subscribers to paid subscriptions, our revenue, business, results of operations, financial condition and growth prospects would be harmed.

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We are a small company with limited financial, personnel and other resources compared to most of the other entities that provide financial products, including securities related research, analysis and ratings, to the public, and other financial institutions with substantially more assets than we have could enter our market and we might not be able to compete effectively against such institutions.

•	We have experienced rapid revenue growth in recent periods and our recent growth rates may not be indicative of our future growth.

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Our success and future growth depend upon the continued services of our management team and other key personnel, and any failure to retain our senior management or other key personnel, including due to illness resulting from COVID-19, could harm our business, and we may not be able to find adequate replacements

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Declines in the stock market or other market disruptions could deter issuers from undertaking Reg A or Reg CF offerings or deter people from investing in Reg A, Reg CF and Reg D securities and reduce the need for our products, which would adversely affect our business and results of operations.

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Our success and future growth will depend our ability to attract and retain qualified employees and any failure to attract and retain new qualified employees could have a material adverse impact on our prospects and growth.

•	If we fail to enhance existing products or develop new products that are appealing to customers, our business, results of operations and financial condition would suffer.

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If we fail adequately to protect our proprietary rights, our competitive position could be impaired and we may lose valuable assets, generate less revenue and incur costly litigation to protect our rights.

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Changes in laws and regulations to the online private markets, including curtailing or eliminating participation by non-accredited investors in exempt offerings, would have an adverse impact on our business, operating results and prospects.

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Any actual or perceived security or privacy breach could interrupt our operations, harm our reputation and brand, result in financial exposure, and lead to loss of user confidence in us or decreased use of our platform, any of which could adversely affect our business, financial condition, and results of operations.

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If we fail to adapt and respond effectively to rapidly changing technology, new social media platforms, evolving industry standards or changing customer needs, requirements, tastes or preferences, our products may become less competitive.

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We may be subject to claims for securities law violations, defamation (including libel and slander), negligence, or other claims relating to the information we publish, including our research, rankings and ratings.

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We expect that in the future, our business will depend, in part, on strategic partnerships with financial institutions and our failure to enter into and maintain these relationships could harm our business;

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Our business depends on a strong brand, and if we are not able to develop, maintain and enhance our brand, our business and operating results may be harmed. Moreover, our brand and reputation could be harmed it we were to experience significant negative publicity.

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Our expansion into international markets would subject us to additional risks and costs, including exposure to foreign currency exchange rate fluctuations, that can adversely affect our business, operating results and financial condition.

•	We may require additional capital to support the growth of our business, and this capital might not be available to us on acceptable terms, if at all.

•	There currently is no public market for any of our securities and we do not currently intend to create a market for any of our securities.

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The dual class structure of our common stock and the existing ownership of Class B common stock by entities related to two of our directors have the effect of concentrating voting control with these stockholders for the foreseeable future, which will limit the ability of our other investors to influence corporate matters.

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Reconfirmation of Prior Purchases by Certain Investors

Under Regulation A, each issuer that has filed an offering statement for a Tier 2 offering that has been qualified pursuant to Regulation A must file with the SEC a special financial report on Form 1-SA if the offering statement did not contain audited financial statements covering the first six months of the issuer's current fiscal year if the offering statement was qualified during the last six months of that fiscal year. A Form 1-SA must be filed with the SEC within 90 calendar days after the qualification date of the offering statement and must include the semiannual financial statements for the first six months of the issuer's fiscal year, which may be unaudited. We were required to file a Form 1-SA for our Tier 2 offering, which was qualified by the staff of the SEC on August 4, 2021, within 90 days after qualification, or November 2, 2021. We did not file our Form 1-SA with the SEC on a timely basis because we were unable to produce the financial statements required to have been filed with such report within the prescribed period. Ultimately, we filed our Form 1-SA with the SEC on January 26, 2022. Accordingly, during the period November 2, 2021 through January 26, 2022, we were not in compliance with the provisions of Regulation A and we were not permitted to offer or sell shares during that period in reliance on Regulation A (the “Noncompliance Period”).  During the Noncompliance Period, we sold 54,364 shares of common stock to 37 investors for an aggregate price of $54,364.

An aggregate of three investors representing $3,000 of investment, excluding interest that we paid to such persons, accepted our offer to refund the purchase price of the shares of Class A common stock that they acquired from us.

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Corporate Information

We maintain our principal executive offices at 855 Boylston Street, Suite 1000, Boston MA 02116. The preponderance of our employees have the option to work remotely. As a result of this strategy, we maintain physical offices in cities where our officers reside for purposes of collaboration and team building. We currently lease facilities in Baltimore, Boston, San Francisco and Washington, D.C. We may lease office space in additional cities where we find a future concentration of employees. Our telephone number is (914) 826-4520.

We maintain a website at www.kingscrowd.com. Information available on our website is not incorporated by reference in and is not deemed a part of this offering circular.

Our Corporate History

We were formed as a manager managed limited liability company in Delaware in December 2017. After June 5, 2018 and through the date of our Corporate Conversion from a limited liability company to a corporation, as described below, our board of managers had been comprised of Christopher Lustrino, Nantascot and NCI.

In August 2018, we closed a Reg CF offering in which we sold an aggregate of 108,348 units in KingsCrowd LLC prior to the Corporate Conversion described below, for an aggregate price of $121,350, or $1.12 per unit (the equivalent of approximately 1,378,095 shares of Class A common stock in KingsCrowd, Inc. at approximately $0.088 per share).

Commencing in late 2018 and continuing through early 2020, we sold an aggregate of 520,378 units in KingsCrowd LLC prior to the Corporate Conversion described below, for an aggregate price of $1,046,455, or $1.80 per unit (the equivalent of approximately 6,618,766 shares of Class A common stock in KingsCrowd, Inc. at approximately $0.1415 per share).

In November 2018, we acquired certain assets of Crowditz, LLC, a data provider for the Reg CF space, consisting of website domains, software, newsletter subscribers, images, and computer equipment. The acquisition accelerated the growth of our data base of information relating to companies undertaking Reg CF offerings. As consideration for the purchased assets, we issued 90,317 common units, to the owners of Crowditz, LLC, which were valued at $162,571 based on the price of the Company’s common units in the Reg CF offering which were conducting at the time (the equivalent of approximately 1,148,756 shares of Class A common stock in KingsCrowd, Inc. at approximately $0.1415 per share).

In 2019, we sold 27,776 common units to an investor at $1.80 per common unit in KingsCrowd LLC, the price of the Company’s common units in the Reg CF offering which we were conducting at the time, for gross proceeds of $50,000 (the equivalent of approximately 353,287 shares of Class A common stock in KingsCrowd, Inc. at approximately $0.1415 per share). We sold these units pursuant to the exemption from registration afforded by Section 4(a)(2) of the Securities Act.

In December 2019, we entered into a License to Purchase Agreement with Newchip Inc. (now known as Astralabs Inc.) whereby we acquired a license to use certain of that company’s software and systems for a period of 16 months. In consideration of the license we agreed to: (i) pay to Astralabs a monthly fee equal to 25% of the revenue we receive based on the assets and assets (the “Astralabs Revenues”), (ii) pay Astralabs an additional fee equal to 1% of the amount the Astralabs Revenues per year until such time as we pay to Astralabs the total amount of $1 million or we are acquired in a positive transaction, at which time we would issue to Astralabs a number of shares of Class A common stock equal to 5% of the outstanding shares of that class as of March 31, 2021, and all of Astralabs’s rights in the licensed property would be transferred to us. If we do not pay to Astralabs minimum total of $150,000 by March 31, 2021, it may revoke or renegotiate the license. (We do not believe that the technology subject to the license is material to our business and a loss of the license would not have a material adverse effect on our operations or financial condition.) In connection with the license agreement, we issued to Astralabs a warrant entitling it to purchase up to 110,619 preferred units in KingsCrowd LLC at a price of $2.26 per unit until January 2, 2022. The preferred units to be issued upon exercise of this warrant were to be the same as those issued in the most recent financing round after the issuance of the warrant. If at the time of exercise, no preferred units had been issued, then the warrants would be exercisable for the same class of units issued to the other members. We did not issue any preferred unit in KingsCrowd LLC prior to the Corporate Conversion and as of the date hereof, the warrant would entitle the holder to purchase 1,406,980 shares of Class A common stock at a price of approximately $0.178 per share.

In December 2021, Astralabs sold its rights to exercise such warrants and the new holders of such warrants exercised them in late 2021 and early 2022, resulting in proceeds to us of $250,000.

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In March 2020, we acquired 100% of the membership interests of Early Investing, LLC (“Early Investing”) from Oxford Financial Publishing, LLC (“Oxford”), which we have accounted for as an acquisition of assets consisting solely of Early Investing’s customer list. Oxford retained the right to sell its own product to the customer list and is permitted to continue generating revenue from the customer list for a period of two years. In consideration of the purchase, we paid to Oxford a sum equal to 40% of the gross revenue we generate from the customer list in the first year after the purchase, 25% in the second year and 10% in the third year.

In February 2022, we entered into an Asset Purchase Agreement with TechNori LLC pursuant to which we acquired substantially all of the assets of TechNori consisting of the name “TechNori” and related proprietary rights, all archives and rights to past podcasts, broadcasts, recordings and presentations, website domains, social media accounts, emails for newsletter and podcast subscribers and listeners, images, customer mailing, advertising, accounting and business records and computer equipment. In connection with the transaction, the founder of TechNori, Mr. Scott Kitun, the founder of TechNori, joined us an employee. As consideration for the purchased assets, we issued 1,500,000 shares of Class A common stock to the owners of TechNori, including Mr. Kitun.

Corporate Conversion

In December 2020, the Company converted from a limited liability company to a corporation in order to facilitate raising capital and reduce the administrative cost and burden associated with existing as a limited liability company (the “Corporate Conversion”). The Corporate Conversion was approved by the members of KingsCrowd LLC in accordance with the requirements of the company’s limited liability company operating agreement, or the LLC Agreement. However, as of the conversion date, Nantascot and NCI, which were managers of the Company and owned 700,000 units (approximately 22% of the outstanding units) and 300,000 units (approximately 10% of the outstanding units), respectively, in our Company, and whose votes were required to approve the Corporate Conversion, were disinclined to proceed with the Corporate Conversion because in the transaction they would give up their rights to receive distributions of income generated by the Company and allocations of profits and losses to which they were entitled under the LLC Agreement. In order to induce Nantascot and NCI to consent to the Corporate Conversion, we entered into agreements with each of them that provided for the issuance of shares of Class B common stock to be authorized in the corporation into which we would convert. The Class A common stock and the Class B common stock are described below and under the heading entitled “Description of Securities—Common Stock.”

In connection with the Corporate Conversion, KingsCrowd LLC’s board of managers adopted a Plan of Conversion that provided that each outstanding unit in the Company would convert into 12.71915097123437 shares of the Class A common stock of the new corporation, except that units owned by Nantascot and NCI would convert into shares of Class B common stock at the same Conversion Rate. Each fractional share of common stock that would have been issuable in the Corporate Conversion was rounded up the next whole share of common stock. After giving effect to the Corporate Conversion, there were 27,119,998 shares of Class A common stock outstanding and 12,719,151 shares of Class B common stock outstanding. After giving effect to the Corporate Conversion, each member in the Company prior to the Corporate Conversion owned the same proportion of shares of common stock in the corporation. Under the Plan of Conversion, each outstanding security that was convertible into or exercisable for units in KingsCrowd LLC and all unvested restricted units in KingsCrowd LLC were converted into a right to acquire shares of Class A common stock of KingsCrowd, Inc. on terms substantially similar to those that existed under the original securities or the agreement giving rise to the issuance of the security.

In connection with the Corporate Conversion, KingsCrowd, Inc. became the owner of all of the property and assets of KingsCrowd LLC and all of the debts and obligations of KingsCrowd LLC became the debts and obligations of KingsCrowd, Inc. by operation of law. KingsCrowd, Inc. is governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material portions of each of which are described under the heading “Description of Capital Stock” and which are filed as exhibits to the offering statement of which this offering circular forms a part.

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Under our certificate of incorporation, the Class A common stock and Class B common stock are identical in all respects, except that each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. The two classes of common stock generally vote together as a single class on all matters submitted to a vote of our stockholders, except as otherwise required by law and our certificate of incorporation. The two classes of common stock participate ratably, meaning that each share of common stock is treated equally, with respect to dividends and distributions declared by the board of directors and in any distribution of our assets available for distribution to our stockholders upon any liquidation or winding up of our Company. Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock, and will convert automatically into one share of Class A common stock on certain other events. A more complete description of our common stock may be found under the heading entitled “Description of Securities—Common Stock.”

The holders of our outstanding Class B common stock will hold approximately 73% of the voting power of our outstanding shares following this offering (assuming the sale of all shares offered) and will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. This concentration of ownership will limit the ability of other stockholders to influence corporate matters and may cause us to make strategic decisions that could involve risks to you or that may not be aligned with your interests. Please see the sections entitled “Risk Factors - The dual class structure of our common stock will have the effect of concentrating voting control with Nantascot, the manager of which is one of our directors, which holds approximately 49.1% of the voting power of our capital stock, and NCI, the manager of which is one of our directors, which holds approximately 23.7% of the voting power of our capital stock, in each case assuming the sale of all of the shares of Class A common stock offered in this offering. This will limit or preclude your ability to influence corporate matters, including the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval,” “Principal Stockholders” and “Description of Securities” for additional information.

Upon the Corporate Conversion and as of the date of this offering circular, our board of directors consisted of Christopher Lustrino, our founder, Daniel Waterman, who is a manager of Nantascot, and Cecilia Lenk, who is a manager of NCI.

Upon the consummation of the Corporate Conversion, Nantascot and NCI entered into a Stockholders Agreement under which they each agreed to vote in favor of the other party’s board nominee. This Stockholders Agreement will continue in force until the Company completes a public offering of its securities from which it raises at least $10 million in gross proceeds or until the parties own less than 50% of the outstanding voting power of the Company.

Convertible Promissory Note Offering

During the last quarter of 2020 and the first quarter of 2021, we issued and sold convertible promissory notes, which we refer to as the 2021 Convertible Notes, in the aggregate principal amount of $1,099,744, solely to accredited investors pursuant to the exemption from the registration requirements of the Securities Act provided by Rule 506(b) of Regulation D. The 2021 Notes bear interest at the rate of 5% per year and automatically convert into a number of shares of Class A common stock being offered in this offering calculated by dividing the sum of the principal amount of the 2021 Note plus accrued interest by $0.80, so that the holders of the 2021 Convertible Notes are purchasing their shares of Class A common stock at 80% of the price that other investors in this offering will pay for the shares of Class A common stock being offered by this offering circular. In the event that we did not undertake this offering, the 2021 Notes would have matured on December 31, 2021, at which time we would have been obligated to pay the entire principal amount of the 2021 Notes and all interest accrued. The 2021 Convertible Notes included other terms typical for these types of instruments, including as to events of default; indemnification of holders from and against all claims, damages or losses, including reasonable attorneys’ fees, arising out of or in connection with the 2021 Convertible Notes; and our agreement to pay and reimburse a Holder for all costs and expenses in connection with enforcing its rights or remedies under the 2021 Note or the failure by the Company to perform or observe any of the provisions of such 2021 Convertible Notes.

We used the proceeds from the sale of the 2021 Convertible Notes for general corporate purposes, including the payment of salaries of our employees and consultants.

Upon the qualification by the SEC of this offering, the principal amount of the 2021 Convertible Notes plus all interest accrued on such notes, equal in the aggregate to $1,130,753 as of August 4, 2021, automatically converted into an aggregate of 1,413,442 Company Offered Shares at a price equal to 80% of the offering price of the Offering Shares, or $0.80 per Company Offered Share. See “Plan of Distribution.”

We realized $1,130,753 of proceeds from the sale and issuance of 1,413,442 Company Offered Shares upon the conversion of the 2021 Convertible Notes and there are 11,586,558 Company Offered Shares remaining for sale under this offering circular and 13,586,558 Offering Shares available for sale under this offering circular. We did not pay any underwriting discounts or commissions on the sale of shares of Class A common stock issued upon conversion of the 2021 Convertible Notes. See “Plan of Distribution.”

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THE OFFERING

Shares of Class A common stock offered by us

Up to 13,000,000 shares of our Class A common stock for a maximum offering amount of $13,000,000. As of October 31, 2022, an aggregate of 5,340,156 Offering Shares had been sold under this offering, which includes 4,816,594 Company Offered Shares and 523,562 Selling Stockholder Shares. Of the Company Offered Shares, we sold 3,403,152 shares to investors in this offering at a price of $1.00 per share for total cash consideration of $3,403,152, and we sold and issued 1,413,442 shares upon the conversion of the 2021 Convertible Notes (as defined below) for total consideration of $1,130,753 which sum was received upon our issuance of the 2021 Convertible Notes, and the Company has realized an aggregate of $4,533,805 of consideration for all Company Offered Shares sold.

Shares of Class A common stock offered by the Selling Stockholders

Up to 2,000,000 shares of our Class A common stock for a maximum offering amount of $2,000,000. As of November 1, 2022, the Selling Stockholders had received $523,561 from the sale of their Selling Stockholder Shares.

Offering price per share:	$1.00 per share.

Securities outstanding as of the date of this offering circular

As of March 31, 2022, there were:

• 41,844,309 shares of Class A common stock outstanding, representing approximately 25.17% of the voting interest in the Company; and

• 12,442,878 shares of Class B common stock outstanding, representing approximately 74.83% of the voting interest in the Company.

Securities outstanding after this offering

Assuming the sale of all shares offered hereby, there will be:

• 52,771,119 shares of Class A common stock outstanding, including 1,000,000 shares issuable upon conversion of a like number of shares of Class B common stock, representing approximately 31.05% of the voting interest and without giving effect to the issuance of other securities the Company may issue prior to the termination of this offering.

• 11,719,151 outstanding shares of Class B common stock (after giving effect to the conversion of 1,000,000 shares of Class B common stock into a like number of shares of Class A common stock) representing approximately 68.95% of the voting interest.

Two classes of common stock

We have two classes of common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible into one share of Class A common stock at any time at the option of the holder or automatically if we complete an underwritten public offering of our securities on Form S-1 from which we receive gross proceeds of $10 million. See “Description of Securities.”

All outstanding shares of Class B common stock are held by entities controlled by two of our non-employee directors.

Best efforts offering, no minimum	We are offering shares on a best-efforts, no minimum basis, and we are not required to sell any minimum number of shares in this offering.

Minimum subscription amount	There is a minimum subscription amount per investor of $1,000.

Restrictions on investment amount

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(c) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

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Conversion of Outstanding Promissory Notes:

Upon the qualification by the SEC of this offering, the principal amount of the 2021 Convertible Notes, equal to $1,099,744, plus all interest accrued on such notes, equal in the aggregate to $1,130,753 as of August 4, 2021, automatically converted into an aggregate of 1,413,442 Company Offered Shares, which we refer to as the “Conversion Shares, at a price equal to 80% of the offering price of the Offering Shares, or $0.80 per Company Offered Share.” See “Plan of Distribution.”

We will realize $1,130,753 of proceeds from the sale and issuance of the Conversion Shares and after giving effect to the issuance of the Conversion Shares, there were 11,586,558 Company Offered Shares remaining for sale under this offering circular and 13,586,557 Offering Shares available for sale under this offering circular. We did not pay any commissions on the sale of shares of Class A common stock issued upon conversion of the 2021 Convertible Notes. See “Plan of Distribution.”

Escrow account:

We have established an escrow account with North Capital Private Securities Corporation, which is acting as the escrow agent, into which subscriptions will be held pending closing (the “Escrow Account”). We may hold a series of closings at which we receive the funds from the escrow agent and issue the shares to investors. In the event that closing of this offering does not occur, or an investor’s subscription is rejected, any funds received from such investor will be promptly returned without interest or deduction.

Termination of the offering:

This offering will continue until the earlier of (1) the date on which all Offering Shares have been sold; (2) August 3, 2023, or (3) the date on which this offering is earlier terminated by us in our sole discretion. We reserve the right to extend the offering period in our discretion. See “Plan of Distribution.”

Use of proceeds:

We estimate that, at a per share price of $1.00, the net proceeds from the sale of the 13,000,000 shares in this offering will be $12,664,798, including the value of the 2021 Convertible Notes and after deducting the fees and commissions payable to Dalmore and ODB and the other estimated offering expenses of approximately $1,350,000.

We intend to use the net proceeds of this offering for research and development, marketing and sales, investment research, investment fund, content production, hiring personnel and administrative expenses and working capital reserves. See the section entitled “Use of Proceeds.” We may use a portion of the net proceeds we receive from this offering to fund payments we may make to investors who purchased shares during the Noncompliance Period and who elect to cancel their subscriptions for our shares and receive the return of the amount of their investment in our Company. Please see the section entitled “SUMMARY - Reconfirmation of Prior Purchases by Certain Investors.”

Market for our Common Stock:	None of our securities are listed for trading on any exchange or automated quotation system. We do not intend to cause the shares of Class A common stock to be traded publicly.

Risk factors:

Investing in our Class A common stock involves a high degree of risk. See the section entitled “Risk Factors” in this offering circular and other information included in this offering circular for a discussion of factors you should carefully consider before deciding to invest in our securities.

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RISK FACTORS

Investing in our Class A common stock involves a significant degree of risk. In evaluating our Company and an investment in the shares, careful consideration should be given to the following risk factors, in addition to the other information included in this offering circular. Each of these risk factors could materially adversely affect our business, operating results or financial condition, as well as adversely affect the value of an investment in our shares. The following is a summary of the most significant factors that make this offering speculative or substantially risky. We are still subject to all the same risks that all companies in its industry, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments. Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

We have a history of operating losses and may not achieve or sustain profitability in the future.

We were organized in December 2017 and have mostly experienced net losses and negative cash flows from operations since inception. We have not generated profits nor significant revenues and have sustained net losses of $4,285,000 and $1,307,477 during the years ended December 31, 2021 and 2020, respectively. While we have experienced significant revenue growth in recent periods, we are not certain whether or when we will obtain a high enough volume of subscription fee revenue to sustain or increase our growth or achieve or maintain profitability in the future. We also expect our costs and expenses to increase in future periods, which could negatively affect our future operating results if our revenue does not increase. In particular, we intend to continue to expend significant funds to retain additional qualified personnel, further develop our platform, introduce new products, and expand our marketing programs and sales teams to drive new subscribers and develop strategic partner relationships. Our efforts to grow our business may be costlier than we expect, and we may not be able to increase our revenue enough to offset our increased operating expenses. We may incur significant losses in the future for several reasons, including the other risks described herein, and unforeseen expenses, difficulties, complications, delays, and other unknown events. If we are unable to achieve and sustain profitability, the value of our business may significantly decrease.

Our independent registered public accounting firm has expressed in its report on our audited financial statements a substantial doubt about our ability to continue as a going concern.

We have not yet generated sufficient revenues from our operations to fund our activities, and we are therefore dependent upon external sources for the financing of our operations. As a result, our independent registered public accounting firm has expressed in its report on the financial statements included as part of this offering circular a substantial doubt regarding our ability to continue as a going concern. Our financial statements do not include any adjustments that might result if we are unable to continue as a going concern. If we are unable to continue as a going concern, holders of our common stock might lose their entire investment.

We sold shares of Class A common stock during a period when our offering statement was not in compliance with Regulation A. We could be subject to litigation from investors in our Class A common stock during this period of noncompliance and from the SEC. Any such litigation may be costly, may negatively impact our reputation and may make it more difficult for us to raise capital to fund our operations and growth, which could adversely affect our business and your investment in our Company.

We failed to file our semi-annual report on Form 1-SA with the SEC by its due date on November 2, 2021 because we could not generate the required financial statements on a timely basis. We filed the Form 1-SA with the SEC on January 26, 2022. We refer to the period between November 2, 2021 and January 26, 2022 as the “Noncompliance Period” because our offering circular was not in compliance with Regulation A during such period because of these financial statements had not been filed by the November 2, 2021 filing deadline with the SEC. During the Noncompliance Period, we sold 54,364 shares of our Class A common stock to 37 investors for an aggregate purchase price of $54,364. Promptly after the date of this Post Qualification Amendment, we will send to each investor who purchased shares of our Class A common stock during the Noncompliance Period a letter offering them the option to either reconfirm their purchase of our shares or to receive a return of their investment in our Class A common stock. We may be subject to litigation from investors in the offering who will continue to have the right to commence a lawsuit in federal district court to exercise their rights under the federal securities laws, including those rights under Section 12 of the Securities Act during the statutory period. We also may be subject to fines and penalties should the SEC seek an enforcement proceeding against us or our affiliates for violation of the Securities Act. Any or all of these actions could be costly for us to defend and may negatively impact investor perception of our Company which may adversely affect our ability to raise the capital to fund and grow our operations, any of which could materially and adversely affect our business.

The COVID-19 outbreak has materially impacted the U.S. and global economies, and could have a material adverse impact on our employees, subscribers, and future strategic partners, which could adversely and materially impact our business, financial condition and results of operations.

The World Health Organization has declared the outbreak of the novel coronavirus COVID-19 a pandemic and public health emergency of international concern. In March 2020, the President of the United States (U.S.) declared a State of National Emergency due to the COVID-19 outbreak. In addition, many jurisdictions in the U.S. have limited social mobility and gathering. Many business establishments have closed due to restrictions imposed by the government and many governmental authorities have closed most public establishments, including schools, restaurants and shopping malls. Our employees have been, and may continue to be, negatively impacted by the shelter-in-place and other similar state and local orders, the closure of manufacturing sites and country borders, and the increase in unemployment. As the COVID-19 pandemic develops, governments (at national, state and local levels), companies and other authorities may continue to implement restrictions or policies that could adversely impact consumer spending, global capital markets and the global economy. Even after the COVID-19 pandemic has subsided, we may continue to experience an adverse impact to our business as a result of its global economic impact.

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The COVID-19 pandemic may also adversely impact our subscribers, our employees and our employee productivity. This direct impact of the virus, and the disruption on our employees and operations, may negatively impact our revenue. The disruption and volatility in the global and domestic capital markets may increase the cost of capital and limit our ability to access capital and may negatively affect stock markets, which may deter retail investing and impact the growth of our business. Both the health and economic aspects of the COVID-19 virus are highly fluid and the future course of each is uncertain. For these reasons and other reasons that may come to light if the COVID-19 pandemic and associated protective or preventative measures expand, we may experience a material adverse impact on our business operations, revenues and financial condition as well as some of our underlying business drivers such as customer growth and product development; however, its ultimate impact is highly uncertain and subject to change. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

If we are unable to attract new subscribers or convert free tier subscribers into paying subscribers, our revenue growth and operating results will be adversely affected.

To increase our revenue, we must continue to attract new paid subscribers. As our industry evolves and new companies enter the market with new product and service offerings, or competitors introduce lower cost or differentiated products or services that are perceived to compete with our products, our ability to grow our subscriber base could be impaired. Similarly, subscriptions could be adversely affected if subscribers perceive that alternative products render our products obsolete or reduce the need for our products or if they prefer to use products offered by other companies.

One of our marketing strategies is to offer a free entry level tier to our platform to generate interest in the paid subscription tiers. Many of our subscribers start by subscribing for our free tier service. Converting these subscribers to paid subscribers often requires follow-up and engagement. Most free tier subscribers never convert to a paid subscription. As a result of these and other factors, we may be unable to attract new paying subscribers, which would have an adverse effect on our business, revenue, gross margins, and operating results.

If we are unable to retain our current subscribers or sell paid tier products to them, our revenue growth will be adversely affected.

To increase our revenue, in addition to acquiring new subscribers, we must continue to retain existing subscribers and convince them to subscribe and pay for paid tiered products. Our ability to retain our subscribers and convert them to paid tier subscribers could be impaired for a variety of reasons, including customer reaction to changes in the pricing of our products or the other risks described in this offering circular. As a result, we may be unable to retain existing subscribers or convert them to paid tier subscribers of our platform, which would have an adverse effect on our business, revenue, gross margins, and other operating results.

Our subscribers have no obligation to renew their subscriptions for our products after the expiration of their subscription period. For us to improve our operating results, it is important that our subscribers continue to maintain their subscriptions on the same or more favorable terms. We cannot accurately predict renewal or expansion rates given the diversity of our customer base. Our renewal and expansion rates may decline or fluctuate as a result of several factors, including world, national and local economic factors, customer satisfaction with our products, pricing changes, competitive conditions and factors. If our paid subscribers do not renew their subscriptions, or if they elect to renew at lower tiers at lower tier pricing, our revenue and other operating results will decline and our business will suffer.

A decline in stock markets or other events that negatively impact the stock markets or the availability of capital for smaller companies could result in fewer people making retail investments and a smaller potential audience for our products.

Our success will depend on retail investors’ continued interest in investing in the online private markets. Declines in stock markets or other events that negatively impact the stock market originating from virtually any source, including domestic and worldwide political or economic events; geopolitical events, such as wars or acts of terrorism; climate change; natural disasters; pandemics such as COVID-19; or other catastrophic events, may result in declines in stock markets and discourage people from investing in the deals that we post on our website. In addition, any events that reduce the amount of capital available to smaller issuers, such as the severe financial crisis that affected the banking system and financial markets in 2008 and 2009, after which the credit markets did not recover for small businesses for an extended period of time, could cause small issuers to defer or abandon securities offerings, which could reduce interest in our products. Any events that reduce or curtail interest in the products that we offer would harm our business, growth prospects, revenue and operating results.

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Our growth will depend, in part, on our entry into strategic partnerships with financial services institutions and other financial professionals.

One of growth strategies entail entering into partnerships or other arrangements with financial services institutions and other financial professionals that will make our products available to their customers. We expect that establishing strategic partner relationships with financial services institutions will require extensive sales efforts, with little predictability as to whether a relationship develops. Our small size and short operating history may prove to be impediments to these organizations entering into agreements with us. We also may face competition for strategic partnerships with financial services institutions and these organizations may favor our competitors’ products or services over our platform. Further, financial services institutions that we expect to target have significantly greater resources than we do and could choose to develop their own solutions and compete with our products directly. Moreover, certain financial services institutions may elect to focus on other market segments. If we are unsuccessful in establishing relationships with strategic partners, our subscriber may not grow as quickly as we expect or at all and our business and results of operations may suffer.

If we lose our founder or key personnel, our business may be harmed.

Our success and future growth depend upon the continued services of our founder and key personnel. Currently, we have 23 full-time employees, including our founder and President, Christopher Lustrino, who is critical to our overall management, as well as the continued development of our products, strategic partnerships, our culture, and our strategic direction. Some of our other personnel are consultants who provide services to us under consulting agreements that allow us or the consultant to terminate the agreement with no or minimal notice. From time to time, there may be changes in our in key personnel which could disrupt our business. We currently do not have “key person” insurance. The loss of our founder, or one or more of our key employees or consultants, including due to illness resulting from COVID-19, could harm our business, and we may not be able to find adequate replacements. We cannot ensure that we will be able to retain the services of our founder or any of our key personnel or that we would be able to timely replace these people should any of them depart.

The failure to attract and retain additional qualified personnel and any restrictions on the movement of personnel could prevent us from executing our business strategy and growth plans.

To execute our business strategy, we must attract and retain highly qualified personnel. Competition for executive officers, software developers, investment analysts, marketing professionals and other key employees in our industry is intense. We compete with many other companies for software developers as well as for skilled investment analysts. Nearly all of the companies with which we currently compete and expect to compete against in the future for experienced personnel have greater resources than we do and can frequently offer such personnel substantially greater compensation than we can offer. If we fail to identify, attract, develop and integrate new personnel, or fail to retain and motivate our current personnel, our growth prospects would be adversely affected.

Interruptions or delays in the services provided by internet service providers could impair the delivery of our products and our business could suffer.

We host our platform using third-party cloud infrastructure services. We therefore depend on our third-party providers’ ability to protect their data centers against damage or interruption from natural disasters, power or telecommunications failures, criminal acts and similar events. Our operations depend on protecting the cloud infrastructure hosted by such providers by maintaining their respective configuration, architecture, and interconnection specifications, as well as the information stored in these virtual data centers and transmitted by third-party internet service providers. We cannot assure you that we will not experience interruptions or delays in our service. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the data storage services we use. Any prolonged service disruption affecting our platform for any reason could damage our reputation with current and potential subscribers, cause us to lose subscribers, or otherwise harm our business. Currently, we do not have insurance that covers interruptions to our business as a result of third-party failures.

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Our platform is accessed by many subscribers, often at the same time. As we continue to expand the number of our subscribers and products available to our subscribers, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, the failure of data centers, internet service providers, or other third-party service providers to meet our capacity requirements could result in interruptions or delays in access to our platform or impede our ability to grow our business and scale our operations. If our third-party infrastructure service agreements are terminated, or there is a lapse of service, interruption of internet service provider connectivity, or damage to data centers, we could experience interruptions in access to our platform as well as delays and additional expense in arranging new facilities and services

We operate in an emerging and evolving market, which may develop more slowly or differently than we expect. If our market does not grow as we expect, or if we cannot expand our platform to meet the demands of this market, our revenue may decline or fail to grow, and we may incur additional operating losses.

Changes in government regulations could materially harm our business.

Our business is founded upon the expansion and relaxation of the private offering exemptions to the federal securities laws to the extent that they allow issuers to solicit investors and generally advertise securities offerings and to offer and sell securities to non-accredited investors. Further, these laws provide smaller issuers with access to capital markets that were not previously available to them. The provisions allowing these activities were adopted within the last eight years and offering activities are evolving as issuers, financial institutions and investors develop techniques to utilize the new exemptions and rules. The SEC or other governmental agencies and non-governmental organizations, such as FINRA, may determine that some or all of the new practices implemented by the investment community overreach the original intent of the regulations or undermine investor protections, among other things, and amend or withdraw the offending rules and regulations or apply and interpret them in ways that are harmful to our business, including changes in laws and regulations that inhibit smaller issuers from offering securities under these exemptions. We and the issuers that rely on these exemptions may not be able to respond quickly or effectively to regulatory, legislative, and other developments, which may reduce or eliminate offerings made under Reg D, Reg A and Reg CF and the desirability of our products, in which case our business, operating results and financial condition could suffer.

We may not be able to successfully manage our growth, and if we are not able to grow efficiently, our business, financial condition and results of operations could be harmed.

The growth and expansion of our business places a continuous significant strain on our management, operational and financial resources. As our subscriber base and usage of our platform grows, we will need to devote additional resources to improving our platform’s capabilities, features and functionality. In addition, we will need to scale appropriately our internal business, IT, and financial, operating and administrative systems to serve our growing customer base, and continue to manage headcount, capital and operating processes in an efficient manner. Any failure of or delay in these efforts could result in impaired performance and reduced customer satisfaction, resulting in fewer new subscribers or a lower rate of converting non-paying subscribers to paid subscribers, which would hurt our revenue growth and our reputation. Even if we are successful in our expansion efforts, they will be expensive and complex, and require the dedication of significant management time and attention. We may also suffer inefficiencies or service disruptions as a result of our efforts to scale our internal infrastructure. We cannot be sure that the expansion of and improvements to our internal infrastructure will be effectively implemented on a timely basis, if at all, and such failures could harm our business, financial condition and results of operations.

Failing to respond to technological change, keep pace with new technology developments, or adopt a successful technology strategy may negatively affect our competitive position and business results.

We believe the technology landscape has been changing at an accelerating rate over the past several years. Changes in technology are fundamentally changing the ways investors access data and content. Examples include the shift from local network computing to cloud-based systems, the proliferation of wireless mobile devices, rapid acceleration in the use of social media platforms, the dissemination of data through application programming interfaces (APIs) that permit real-time updating rather than raw data feeds, and the proliferation of machine learning and other artificial intelligence technologies. While some changes in technology may offer opportunities for us, we cannot guarantee that we will successfully adapt our product offerings to meet evolving customer needs. If we fail to develop and implement new technology rapidly enough, we may sacrifice new business opportunities or renewals from existing customers. We may also incur additional operating expense if major software projects take longer than anticipated. Our technology is also heavily dependent on the quality and comprehensiveness of our data and our ability to successfully build analytics, research, and other intellectual property around that data. Our competitive position and business results may suffer if we fail to develop new technologies to meet customer demands, if our execution speed is too slow, if we adopt a technology strategy that does not align with changes in the market, or if we fail to realize the value and potential of our data assets.

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We may not be able to scale our business quickly enough to match the growth of our subscriber base, and if we are not able to scale our business efficiently, our operating results could be harmed.

As usage of our platform grows and in anticipation of partnering with financial services institutions, we will need to devote additional resources to improving and maintaining our infrastructure and computer network and integrating with third-party applications to maintain the performance of our platform. In addition, we will need to appropriately scale our internal business systems to serve our growing customer base. Any failure of or delay in these efforts could result in service interruptions, impaired system performance, and reduced customer satisfaction, resulting in decreased sales to new subscribers, lower subscription renewal rates by existing subscribers and impairing our ability to partner with large institutions, each of which could hurt our revenue growth. If sustained or repeated, these performance issues could reduce the attractiveness of our products to subscribers and could result in lost customer opportunities and lower renewal rates, any of which could hurt our revenue growth, customer loyalty, and our reputation. Even if we are successful in these efforts to scale our business, they will be expensive and complex, and require the dedication of significant management time and attention. We cannot be sure that the expansion and improvements to our internal infrastructure will be effectively implemented on a timely basis, if at all, and such failures could adversely affect our business, operating results and financial condition.

Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our products.

Our ability to increase subscribers and enter into strategic relationships with financial services institutions will depend to a significant extent on our ability to expand our sales and marketing efforts and to deploy our sales and marketing resources efficiently. We plan to continue expanding our direct-to-retail investors efforts and to begin focusing on identifying and entering into agreements with strategic partners. We currently dedicate significant resources to sales and marketing programs, including digital advertising through services such as Google AdWords and expect to incur increasing costs for such programs in the future. Our business and operating results will be harmed if our sales and marketing efforts do not generate significant increases in revenue. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop, integrate, and retain talented and effective sales personnel, if our new and existing sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs and advertising are not effective.

If we fail to maintain and enhance our brand, our ability to expand our customer base will be impaired and our business, operating results, and financial condition may suffer.

We believe that maintaining and enhancing our KingsCrowd brand is important to support the marketing and sale of our existing and future products to new subscribers and strategic partners. Successfully maintaining and enhancing our brand will depend largely on the effectiveness of our marketing efforts, our ability to provide reliable products at competitive prices, our ability to maintain our subscribers’ trust, our ability to continue to develop new functionality and products, and our ability to successfully differentiate our platform and products from competitive products and services. Our brand promotion activities may not generate customer awareness or yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, our business could suffer.

If we fail to adequately protect our proprietary rights in our ratings algorithms and other proprietary technologies, our competitive position could be impaired and we may lose valuable assets, generate less revenue and incur costly litigation to protect our rights.

Our success is dependent, in part, upon protecting our proprietary technology, including our ratings algorithms. We expect to file for patent protection of our existing algorithms and for any similar technologies we develop in the future but there is no assurance that any patents ultimately will be issued. We also expect to file for copyrights, trademarks, service marks to protect our branding assets. We will continue to rely on trade secret laws and contractual provisions to establish and protect our proprietary rights. However, the steps we take to protect our intellectual property may be inadequate. Any patents issued in the future may not provide us with competitive advantages or may be successfully challenged by third parties. Any of our patents, trademarks, or other intellectual property rights may be challenged or circumvented by others or invalidated through administrative process or litigation. There can be no guarantee that others will not independently develop similar products, duplicate any of our products, or design around our patents. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Failure to adequately protect our intellectual property could harm our brand, devalue our proprietary content, and affect our ability to compete in the marketplace, which could have a material adverse effect on our business, financial condition or results of operations.

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The markets in which we participate are competitive, and if we do not compete effectively, our operating results could be harmed.

We believe that we are the first organization to offer research, analytics tools and ratings for the online private markets. We also believe that market for our products will continue to grow and that the growth of the market will prompt other companies to develop and market products such as those we offer. We expect that our competitors may range from start-up organizations to large financial services institutions that internally develop products that compete with our products directly or that are superior to ours.

We compete on several factors, including:

•	breadth of coverage of the online private markets;

•	product features, quality, and functionality;

•	the accuracy of the research and ratings provided;

•	ease of use;

•	depth of data assets that will allow an organization to improve its ratings algorithms and machine learning capabilities;

•	brand recognition; and

•	pricing.

We expect that many of our potential competitors will have greater name recognition, longer operating histories, more established customer relationships, larger marketing budgets, and greater resources than us. These competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, and customer requirements.

For these reasons, we may not be able to compete successfully against our future competitors, which would harm our business, operating results and financial condition.

Future acquisitions, strategic investments, partnerships, collaborations, or alliances could be difficult to identify and integrate, divert the attention of management, disrupt our business, dilute stockholder value, and adversely affect our operating results and financial condition.

We may in the future seek to acquire or invest in businesses, products or technologies that we believe could complement or expand our platform, enhance our technical capabilities or otherwise offer growth opportunities. Acquisitions involve numerous risks, any of which could harm our business and negatively affect our operating results, including:

•	difficulties in integrating the technologies, operations, existing contracts and personnel of an acquired company;

•	difficulties in supporting and transitioning customers and suppliers, if any, of an acquired company;

•	diversion of financial and other resources and management’s attention from existing operations or alternative acquisition opportunities;

•	failure to realize the anticipated benefits or synergies of a transaction;

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•

failure to identify all of the problems, liabilities or other shortcomings or challenges of an acquired company or technology, including issues related to intellectual property, regulatory compliance practices, revenue recognition or other accounting practices, or employee or customer issues;

•	risks of entering new markets in which we have limited or no experience;

•	potential loss of key employees, customers, vendors and suppliers from either our current business or an acquired company’s business;

•	inability to generate sufficient revenue to offset acquisition costs;

•	additional costs or equity dilution associated with funding the acquisition; and

•	possible write-offs or impairment charges relating to acquired businesses.

We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.

We have funded our operations since inception primarily through equity and debt financings and sales of subscriptions to our products. We cannot be certain when or if our operations will generate sufficient cash to fund fully our ongoing operations or the growth of our business. We intend to continue to make investments to support our business, which may require us to engage in equity or debt financings to secure additional funds. Additional financing may not be available on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, operating results, and financial condition. If we incur additional debt, the debt holders would have rights senior to holders of common stock to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our common stock and diluting their interests.

Natural catastrophic events, pandemics, and man-made problems such as power-disruptions, computer viruses, data security breaches, and terrorism may disrupt our business.

Natural disasters, pandemics such as COVID-19, or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could harm our business. In the event of a major catastrophic event, such as an earthquake, hurricane, fire, power loss, telecommunications failure, vandalism, cyber-attack, war, or terrorist attack, we may be unable to continue our operations and may endure system interruptions, reputational harm, and delays in product development, all of which could harm our business, operating results, and financial condition.

Additionally, as computer malware, viruses, and computer hacking, fraudulent use attempts, and phishing attacks have become more prevalent, we, and third parties upon which we rely, face increased risk in maintaining the performance, reliability, security, and availability of our solutions and related services and technical infrastructure to the satisfaction of our subscribers. Any computer malware, viruses, computer hacking, fraudulent use attempts, phishing attacks, or other data security breaches related to our network infrastructure or information technology systems or to computer hardware we lease from third parties, could, among other things, harm our reputation and our ability to retain existing subscribers and attract new subscribers.

We could face liability for the information and data we collect and distribute or the reports and other documents produced by our software products.

We may be subject to claims for securities law violations, defamation (including libel and slander), negligence, or other claims relating to the information we publish, including our research, rankings and ratings. For example, investors may take legal action against us if they rely on published information that contains an error, or a company may claim that we have made a defamatory statement about it or its employees. Despite disclaimers on our website that notify users of our platform that the information we publish is solely for informational purposes and that our qualitative and quantitative ratings should not be considered as investment recommendations, there is the risk that subscribers may pursue claims against us for losses that may have some connection to our products under various legal theories, including violations of securities laws. We could also be subject to claims based on the content that is accessible from our website through links to other websites. We rely on a variety of third-party sources as the original sources for the information we incorporate in our published data. Accordingly, in addition to possible exposure for publishing incorrect information that results directly from our own errors, we could face liability based on inaccurate data provided to us by others.

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Any claims against us, whether meritorious or not, could result in substantial costs and may divert management’s attention and resources, which might seriously harm our business, overall financial condition, and operating results and may damage our reputation and brand. In addition, an adverse outcome in any such proceeding could involve substantial awards against us. If any of these legal proceedings were to be determined adversely to us, or we were to enter into a settlement arrangement, we could be exposed to monetary damages or limits on our ability to operate our business, which could have an adverse effect on our business, financial condition and operating results.

We may become subject to other litigation that could be costly and time-consuming to defend.

In addition to securities litigation, we may become subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our subscribers in connection with commercial disputes or employment claims made by our current or former employees. Litigation might result in substantial costs and may divert management’s attention and financial resources from our operations, which might seriously harm our business, overall financial condition, and operating results.

Compromises of data security of our vendors could cause us to incur unexpected expenses and may materially harm our reputation and operating results.

We do not collect or store subscriber data other than the name and log on information of the subscriber. However, third party vendors with which we contract collect, process and store certain personal information and other data relating to subscribers, including customer payment card information. We seek to contract with reliable and trustworthy third parties to provide these services and expect that they maintain high-quality systems, software, tools and monitoring to provide security for processing, transmission and storage of personal information and other confidential information of our subscribers. In addition, any strategic partners with which we may partner in the future, obtain and process large amounts of sensitive data, including data related to our subscribers. There can be no assurance, however, that our vendors or strategic partners will not suffer a data compromise, that hackers or other unauthorized parties will not gain access to personal information or other data, including payment card data or confidential business information or that any such data compromise or access will be discovered in a timely fashion. The techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not identified until they are launched against a target, and our vendors may not be able to anticipate these techniques or to implement adequate preventative measures. In addition, our employees, contractors, vendors or other third parties with which we do business may attempt to circumvent security measures in order to misappropriate such personal information, confidential information or other data, or may inadvertently release or compromise such data. Under certain circumstances, we may be liable for such data security breaches.

Any perceived or actual breach of security, regardless of how it occurs or the extent of the breach, could have a significant impact on our reputation as a trusted brand, cause us to lose existing subscribers, prevent us from obtaining new subscribers and strategic partners, require us to expend significant funds to remedy problems caused by breaches and implement measures to prevent further breaches, and expose us to legal risk and potential liability including those resulting from governmental or regulatory investigations, and class action litigation. Any actual or perceived security breach at a company providing services to us or our subscribers could have similar effects.

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Risks Related to this Offering and Ownership of our Securities

Since the offering is being conducted on a “best-efforts” basis with no minimum amount required to be sold before any closing, we may not raise sufficient funds in this Offering for us to undertake our business expansion and other development efforts.

There is no minimum dollar amount of shares that must be sold in the Offering before we can hold a closing and disburse the net proceeds to us. Accordingly, the amount of proceeds we receive through the sale of shares of Class A common stock in this Offering may be substantially less than the amount we require to undertake the business expansion and other development efforts described under the heading “Use of Proceeds.” We are relying upon the proceeds from this Offering to fund our business plan for the next 12 to 24 months. If we sell less than the Maximum Amount, we will be required to seek additional funding, which may not be available. If we do not raise sufficient funds in this Offering, or if we are not able to obtain additional funding, we may be required to modify or suspend our business plan, which could result in investors losing all or most of their investments.

The offering price for the Class A common stock was determined arbitrarily.

The offering price of the shares of Class A common stock offered hereby has been determined by management, and bears no relationship to our assets, book value, potential earnings, net worth or any other recognized criteria of value. We cannot assure that price of the shares is the fair market value of the shares or that investors will earn any profit on them.

There is no public market for our Class A common stock or any of our securities and we do not currently intend to create one.

Although under Reg A the shares of Class A common stock sold in this offering are not restricted, they are highly illiquid securities. There currently is no public market for any of our securities and we do not currently intend to create a market for any of our securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer or obtain a price for the shares that you deem reasonable. You should be prepared to hold your shares of Class A common stock for an indefinite period.

The dual class structure of our common stock will have the effect of concentrating voting control in two stockholders whose directors or managers are directors of our Company, which will limit or preclude your ability to influence corporate matters.

Our Class A common stock, which is the stock we are offering in this offering, has one vote per share, and our Class B common stock has ten votes per share. Following this offering, Nantascot and NCI, entities that are affiliated with two of our existing directors, together will hold approximately 68.95% of the voting power of our capital stock. These entities have entered into a Stockholders Agreement whereby each party agreed to vote for the other party’s nominee to the board of directors. Because of the ten-to-one voting ratio between our Class B and Class A common stock, these entities will continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders for approval. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments to our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders. See “Principal and Selling Stockholders” and “Description of Securities.”

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and affect the market price of our common stock.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our certificate of incorporation and bylaws include provisions that:

•	specify that special meetings of our stockholders can be called only by our board of directors or the chairperson of our board of directors;

•	prohibit cumulative voting in the election of directors; and

•	provide that vacancies on our board of directors may be filled only by a majority vote of directors then in office, even though less than a quorum.

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These provisions, alone or together, could discourage, delay, or prevent a transaction involving a change in control of our Company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock. See “Description of Securities.”

Future sales and issuances of our Class A common stock or rights to purchase our Class A common stock, including pursuant to our equity incentive plan, or other equity securities or securities convertible into our Class A common stock could result in additional dilution of the percentage ownership of our stockholders.

We may issue additional securities during the pendency and following the closing of this offering. In the future, we may sell Class A common stock, convertible securities or other equity securities, including preferred securities, in one or more transactions at prices and in a manner we determine from time to time. We also expect to issue Class A common stock to employees, consultants and directors pursuant to our equity incentive plan. If we sell Class A common stock, convertible securities or other equity securities in subsequent transactions, or Class A common stock is issued pursuant to equity incentive plans, investors may be materially diluted.

Future issuances of debt securities, which would rank senior to our capital stock upon our bankruptcy or liquidation, may adversely affect the level of return you may be able to achieve from an investment in our securities.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our capital stock. Moreover, if we issue additional equity securities, the holders of such equity securities could be entitled to preferences over existing holders of common stock and equity securities in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred securities in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. You must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return you may be able to achieve from an investment in our securities.

If you purchase shares of our Class A common stock in this offering, you will incur immediate and substantial dilution.

The offering price of our Class A common stock is substantially higher than the $(0.027) net tangible book value per share of our outstanding common stock paid by holders of our Class A common stock, who paid an average of $0.07 per share cash on our common stock. As a result, you will incur immediate and substantial dilution in net tangible book value when you buy our Class A common stock in this offering. This means that you will pay a higher price per share than the amount of our total tangible assets, less our total liabilities, divided by the number of shares of all of our common stock outstanding. In addition, you may also experience additional dilution if options or other rights to purchase our common stock that are outstanding or that we may issue in the future are exercised or converted or we issue additional shares of our common stock at prices lower than our net tangible book value at such time. Please see the section entitled “Dilution.”

We have never paid cash dividends on our capital stock and we do not intend to pay dividends for the foreseeable future.

We have paid no cash dividends on our class of common stock to date and we do not anticipate paying cash dividends in the near term. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our stock. Accordingly, investors must be prepared to rely on sales of their shares after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our shares. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our Board deems relevant.

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We are offering our Class A common stock pursuant to Tier 2 of Regulation A and we cannot be certain if the reduced disclosure requirements applicable to Tier 2 issuers will make our shares less attractive to investors as compared to a traditional initial public offering.

As a Tier 2 issuer, we are subject to scaled disclosure and reporting requirements which may make an investment in our interests less attractive to investors who are accustomed to enhanced disclosure and more frequent financial reporting. The differences between disclosures for Tier 2 issuers versus those for emerging growth companies include, without limitation, only needing to file final semiannual reports as opposed to quarterly reports and far fewer circumstances where a current disclosure would be required. In addition, given the relative lack of regulatory precedent regarding the recent amendments to Regulation A, there is some regulatory uncertainty in regard to how the Commission or the individual state securities regulators will regulate both the offer and sale of our securities, as well as any ongoing compliance that we may be subject to. If our scaled disclosure and reporting requirements, or regulatory uncertainty regarding Regulation A, reduces the attractiveness of our securities, we may be unable to raise the funds necessary to fund our expansion and other plans.

We will be subject to ongoing public reporting requirements that are less rigorous than rules for more mature public companies, and our stockholders will receive less information.

We will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for public companies reporting under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

We may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. If we were to elect to take advantage of the benefits of this extended transition period, our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

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We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion, (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Under the less rigorous reporting requirement under Regulation A compared to the Exchange Act, our stockholders will receive less information about our Company than they would receive from companies the shares of which are subject to the reporting requirement of ethe Exchange Act.

The requirements of complying on an ongoing basis with Regulation A may strain our resources and divert management’s attention.

In connection with our compliance with the ongoing reporting requirements of Regulation A, we will incur legal and financial compliance costs, which may impose strain on our operating budget and divert management’s time and attention from operational activities. The requirements of Regulation A may also make it significantly more expensive for us to obtain director and officer liability insurance. These factors could also make it difficult for us to attract and retain qualified officers or members of our board of directors. Moreover, as a result of the disclosure of information in this Offering circular and in other public filings we make, our business operations, operating results and financial condition will become more visible, including to competitors and other third parties.

Limitations on liability and indemnification matters.

As permitted by the corporate laws of the state of Delaware, our certificate of incorporation includes a provision to eliminate the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our bylaws provide that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we will be required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified. If we are required to indemnify, both for the costs of their defense in any action or to pay monetary damages upon a finding of a court or in any settlement, our business and financial condition could be materially and adversely affected.

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USE OF PROCEEDS

Assuming the sale of all 13,000,000 Company Offered Shares through this offering circular at a per share price of $1.00, we will receive gross proceeds of $13,000,000, which includes $1,130,753 that we will be attributed to the conversion of the 2021 Convertible Notes upon the qualification of this offering by the SEC. We estimate that the net proceeds from the sale of the Company Offered Shares in this offering will be approximately $11,650,000, after deducting the commissions, fees and other expenses payable to ODB but before deducting the amount of principal and interest attributable to the 2021 Convertible Notes upon the conversion of those securities.

As of March 31, 2022, we had sold 5,127,062 Offering Shares under this offering, which includes 4,574,516 Company Offered Shares and 552,546 Selling Stockholder Shares. Of the Company Offered Shares, we sold 3,161,094 shares to investors in this offering at a price of $1.00 per share for total cash consideration of $3,161,094, and sold and issued 1,413,442 shares upon the conversion of the 2021 Convertible Notes for total non-cash consideration of $1,130,753 and the Company has realized an aggregate of $4,291,847 of consideration for all Company Offered Shares sold. The Selling Stockholders have received $552,546 from the sale of their Selling Stockholder Shares.

We may use a portion of the net proceeds we receive from this offering to fund payments to investors who elect to receive the return of the amount of their investment in our Company. Please see the section entitled “SUMMARY - Reconfirmation of Prior Purchases by Certain Investors.”

The following table sets forth the uses of proceeds assuming the sale of 25%, 50%, 75% and 100% of the securities offered for sale in this offering.

	25% of Offering Sold	50% of Offering Sold	75% of Offering Sold	100% of Offering Sold
Offering Proceeds
Shares Sold	3,250,000	6,500,000	9,750,000	13,000,000
Gross Proceeds	$3,250,000	$6,500,000	$9,750,000	$13,000,000
Net Proceeds Before Expenses	3,250,000	6,500,000	9,750,000	13,000,000

Total Offering Expenses (1)	337,500	675,000	1,012,500	1,350,000

Net Proceeds to be Applied as Follows:
Research and Development	$500,960	$1,222,072	$1,653,839	$1,998,010
Marketing and Sales	$155,761	$470,611	$1,069,056	$1,805,541
Investment Research	$328,360	$622,422	$1,078,194	$1,301,456
Content Production	$210,487	$455,430	$730,979	$843,197
International Expansion	$0	$0	$237,568	$348,277
General and Administrative Expenses	$409,609	$1,458,516	$2,083,289	$3,180,318
Working Capital	$176,570	$465,196	$753,822	$1,042,448
Plus the cash value of the amount attributable to the conversion of the 2021 Convertible Notes (2)	$1,130,753	$1,130,753	$1,130,753	$1,130,753
Net Proceeds to our Company	$2,912,500	$5,825,000	$8,737,500	$11,650,000

1.

Offering expenses include the following items, some of which are estimated for purposes of this table: processing fees, administrative expenses, escrow agent and related fees, legal and accounting, publishing/EDGAR, blue sky compliance. See “Plan Distribution.”

2.	The proceeds received by the Company from the sale of the 2021 Convertible Notes were used for general corporate purposes, including the payment of salaries of our employees and consultants.

Narrative Description of Use of Proceeds

We will allocate net proceeds that we receive from this offering for the purposes described below.

Research and Development – Personnel cost associates with our chief technology officer and growing software development team that builds the infrastructure and technology that enables our products and our data sets. This group is constantly innovating and investing in building the data algorithms and technology that enable our products.

Marketing and Sales – These funds will be allocated to personnel costs for our chief marketing officer and our Vice President of Investments and to increasing the marketing budget to reach a broader audience by way of public relations mechanisms, conferences and online marketing.

Investment Research – These funds will be used to build and support our investment research team led by our vice president of investments Vice President of Investments, including scaling up all facets of our infrastructure to expand asset coverage to include all deals in the various online private markets, including 100% of Reg A, Rule 506(c) and late-stage secondary markets and to expand into other asset classes that utilize online private markets, including real estate equity and debt, consumer debt, and other alternatives.

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Content Production – Allocation to increase funding to our content development team which produces 15 to 20 pieces of written content per week as part of our core product all based on our data and research efforts.

International Expansion – We have allocated proceeds from the offering to engage a small team to investigate whether expansion into international markets, such as the United Kingdom and other jurisdictions that have robust online private markets is practicable from an economic and business perspective and whether the allocation of resources to these markets represents a judicious use of resources.

General and Administrative Expenses and Working Capital – Approximately 20% of the proceeds will be reserved to cover ongoing general and administrative expenses and other corporate expenses, including outside professionals.

We used the proceeds we received from the sale of the 2021 Convertible Notes, amounting to $1,099,744, for general corporate purposes, including the payment of salaries and other general and administrative expenses.

DIVIDEND POLICY

Since our inception, KingsCrowd, LLC did not make any distributions to its members and KingsCrowd, Inc. has not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements and financial position, the general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

DILUTION

Dilution means a reduction in value, control or earnings of the shares an investor owns.

Immediate Dilution

An early-stage company typically sells its shares (or grants options or restricted stock for its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into our Company. When our Company seeks cash investments from outside investors, like you, the new investors typically pay a much higher price for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares. Dilution may also be caused by pricing securities at a value higher than book value or expenses incurred in the offering.

If you invest in our Class A common stock in this offering, your ownership interest will be diluted to the extent of the difference between the offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering.

Net tangible book value represents the amount of total tangible assets less total liabilities. Net tangible book value per share represents net tangible book value divided by the number of shares of common stock outstanding on a fully diluted basis.

Our net tangible book value as of December 31, 2020 was approximately $279,835.

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In order to calculate the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering, we used the number of shares of our common stock outstanding on a fully diluted basis. The phrase “outstanding on a fully diluted basis” means that we added to the number of shares that actually were outstanding as of December 31, 2021 (47,766,733 shares), shares subject to issuance upon the vesting of outstanding options as of December 31, 2021 (3,949,926 shares).

The following table reconciles the shares and dollars used in the dilution calculations to the December 31, 2020 audited amounts:

	Net Tangible Book Value	Dilutive Shares
	12/31/2021	12/31/2021

Total assets	$1,342,538
Less: intangibles, customer list	(299,555)
Tangible assets	1,042,983
Less liabilities	(1,322,818)
Tangible net assets	(279,835)

Shares outstanding as of December 31, 2021		47,766,733

Unvested common shares issued 2018-2021	non-cash	3,949,936
Regulation A issued in 2021	(1,097,892)	(1,097,892)
Tangible net assets, after hypothetical adjustments	$(1,377,728)
Adjusted shares and potential shares		50,618,777

After giving effect to the sale of shares of Class A common stock in this offering at an assumed public offering price of $1.00 per share, and after deducting the estimated offering expenses payable by us, our adjusted net tangible book value at December 31, 2020 would have been $11,622,272 or $0.18 per share, assuming the sale of the maximum number of shares offered for sale in this offering. Assuming the sale of the maximum number of shares of Class A common stock offered for sale in this offering, this represents an immediate increase in net tangible book value per share of $0.231 to the existing stockholders and dilution in net tangible book value per share of $0.797 to new investors who purchase shares in the offering.

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The following table sets forth, assuming the sale of the maximum number of shares of Class A common stock offered for sale in this offering, the total number of shares of common stock currently outstanding, potential shares for outstanding instruments, the total consideration paid for the foregoing, and the average price paid per share of common stock. As the table shows, new investors purchasing shares of Class A common stock may in certain circumstances pay an average price per share of Class A common stock substantially higher than the average price per share paid by our existing stockholders.

	Date Issued	Issued Shares		Potential Shares	Total Issued and Potential Shares		Effective Cash Price per Share at Issuance or Potential Conversion
Common Stock:
Founders” shares	2017-2018	28,612,392			28,612,392		$0.00
Stock paid for acquisition	2018	1,148,756			1,148,756		$0.00
Past Regulation Crowdfunding offerings	2018-2020	8,775,388			8,775,388		$0.13
Private securities offerings	2019-2021	428,287			428,287		$0.29
Stock based compensation	2019-2021	4,887,224			4,887,224		$0.00
Regulation A	2021	1,097,893			1,097,893		1.00
Conversion of convertible notes	2021	1,409,815			1,409,815		0.80
Warrant exercise	2021	1,406,980			1,406,980		0.18

Unissued Outstanding
Unvested common stock issuances for services	2018-2021			3,949,936	3,949,936	(C)	$0.00	(C)

Total Common Share Equivalents		47,766,733		3,949,936	51,716,670		$0.07

Reg A broker fees		139,021	(A)		139,021		$0.00	(A)
Reg A Offering Costs via Common shares, assuming full amount is raised	2021	11,902,107	(B)		11,902,107		$1.00

Total After Inclusion of this Offering		59,807,861		3,949,936	63,757,798		$0.25

(A)	1% equity fee to be paid to broker on the total shares issued, including the up to 2,000,000 for selling shareholders
(B)

Assumes fully subscribed offering. 2 million shares to be sold from existing shareholders not included as they will issue from existing issued shares. Also excludes 1,097,893 shares issued in 2021 under this offering and included as issued shares in this table.

(C)	Assumes vesting upon completion of requisite vesting requirements

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The following table sets forth the estimated net tangible book value per share of Class A common stock under three hypothetical offering amounts, $5,000,000, $10,000,000, and a fully subscribed $15,000,000 offering:

On Basis of Full Conversion of Issued Instruments	$5 Million Raise	(D)	$10 Million Raise	(D)	$15 Million Raise	(D)
Price per Share	$1.00		$1.00		$1.00
Shares Issued, excluding selling shareholders (D)	4,333,333		8,666,667		13,000,000
Capital Raised	$4,333,333		$8,666,667		$13,000,000
Less: Offering Costs	$450,000	(A)	$900,000	(A)	$1,350,000	(A)
Net Offering Proceeds	$4,783,333		$9,566,667		$14,350,000
Net Tangible Book Value Pre-financing	$(1,377,728	)(B)	$(1,377,728	)(B)	$(1,377,728	)(B)
Net Tangible Book Value Post-financing	$3,405,605		$8,188,939		$12,972,272

Shares issued and outstanding pre-financing, excluding 2021 Regulation A issuances	50,618,7	(C)	50,618,7	(C)	50,618,7	(C)
Offering Costs via Common Stock	50,0	(E)	100,0	(E)	150,0	(E)
Post-Financing Shares Issued and Outstanding	55,002,110		59,385,444		63,768,777

Net tangible book value per share prior to offering	$(0.027)		$(0.027)		$(0.027)
Increase/(Decrease) per share attributable to new investors	$0.089		$0.165		$0.231
Net tangible book value per share after offering	$0.062		$0.138		$0.203
Dilution per share to new investors ($)	$0.938		$0.862		$0.797
Dilution per share to new investors (%)	93.81%		86.21%		79.66%

(A)	7% cash broker fees plus 2% estimated offering costs
(B)	Net tangible book value as of December 31, 2021, adjusted for unvested common shares and to remove proceeds and shares from this Regulation A offering issued through December 31, 2021.
(C)	Includes shares issuable upon exercise of warrants, conversion of convertible notes payable, and vesting of outstanding but unvested stock awards.
(D)

Selling shareholders are ratably applied, so for each of these gross offering amounts 13.33% are provided to selling shareholders, reducing the capital raised to the Company for the numbers presented in this table.

(E)	1% broker fee paid in equity, calculated on the gross offering amount including the selling shareholder shares.

Future Dilution

Another important way of looking at dilution is the dilution that happens due to future actions taken by our Company. Investors’ stake in our Company could be diluted as a result of our issuing additional shares of Class A common stock. In other words, when we issue more shares of Class A common stock, the percentage of our Company that you own will decrease, even though the value of our Company may increase. You will own a smaller piece of a larger Company. This increase in number of shares outstanding could result from a stock offering (such as a public offering, another Regulation A round, a venture capital round or an angel investment), employees exercising stock options, or by conversion of certain instruments (such as convertible promissory notes or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we were to pay a dividend, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings.

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PLAN OF DISTRIBUTION

General

This offering circular describes an offering of up to 15,000,000 shares of our Class A common stock comprised of up to (a) 13,000,000 Company Offered Shares that are being offered by us and (b) 2,000,000 Selling Stockholder Shares that are being offered by certain selling stockholders who are affiliates of our Company, including 1,000,000 shares owned by Christopher Lustrino, our President and a member of our board of directors, and 1,000,000 shares by Nantascot LLC, an entity that is affiliated with Daniel Waterman, one of our directors.

We will pay all of the expenses of the offering (other than the selling commissions payable with respect to the Selling Stockholder Shares sold in the offering), but will not receive any of the proceeds from the sale of Selling Stockholder Shares in the offering.

We are offering the Offering Shares on a no minimum, “best efforts” basis at a price of $1.00 per share. There is no minimum number of shares that must be sold in order to close this offering. There is a minimum initial investment amount per investor of $100.

Of the shares of common stock being offered by the selling stockholders, 1.000,000 of such shares are Class A common stock and 1.000,000 of such shares are Class B common stock. The shares of Class B common stock being offered will convert into 1,000,000 shares of Class A common stock upon the sale of such shares in this offering, thereby increasing the number of shares of Class A common stock outstanding by 1,000,000 shares and reducing the number of shares of Class B common stock outstanding by 1,000,000 shares. See “Description of Securities.”

We are offering the Offering Shares pursuant to Regulation A of Section 3(b) of the Securities Act, for Tier 2 offerings, on a “best efforts,” self-underwritten basis through our officers and directors. Our officers and directors may use any means available under Regulation A to offer and sell the Offering Shares, including by way of general solicitation through the internet, social media, and any other means of widespread communication, in each case, using this offering circular and a subscription agreement as the only materials by which to make offers to potential investors. We have established an offering page for this offering at which this offering circular and the Subscription Agreement will be available to prospective investors 24 hours per day, 7 days per week on our website. The offering page is located at:

Invest.kingscrowd.com

Our officers and directors may be deemed to be “underwriters,” within the meaning of Section 2(11) of the Securities Act, of this offering. Our officers and directors will receive no commission from the sale of the Offering Shares nor will they register as a broker-dealer pursuant to Section 15 of the Exchange Act in reliance upon Rule 3a4-1. Rule 3a4-1 sets forth those conditions under which a person associated with an issuer may participate in an offering of securities and not be deemed to be a broker-dealer. Our officers and directors satisfy the requirements of Rule 3a4-1 in that each such person:

●	is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Securities Act, at the time of his participation;

●	is not compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;

●	is not, at the time of his or her participation in the offering, an associated person of a broker- dealer; and

●

meets the conditions of Paragraph (a)(4)(ii) of Rule 3(a)4-1 of the Exchange Act, in that he or she (A) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and (B) is not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and (C) does not participate in the offer or sale of securities for any issuer more than once every 12 months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

This offering will continue until the earlier of (1) the date on which all Offering Shares have been sold; (2) August 3, 2023, or (3) the date on which this offering is earlier terminated by us in our sole discretion. We reserve the right to extend the offering period in our discretion.

As of October 31, 2022, an aggregate of 5,340,156 Offering Shares had been sold under this offering, which includes 4,816,594 Company Offered Shares and 523,562 Selling Stockholder Shares. Of the Company Offered Shares, we sold 3,403,152 shares to investors in this offering at a price of $1.00 per share for total cash consideration of $3,403,152, and we sold and issued 1,413,442 shares upon the conversion of the 2021 Convertible Notes (as defined below) for total consideration of $1,130,753 which sum was received upon our issuance of the 2021 Convertible Notes, and the Company has realized an aggregate of $4,533,805 of consideration for all Company Offered Shares sold. As of November 1, 2022, the Selling Stockholders had received $523,562 from the sale of their Selling Stockholder Shares.

We reserve the right to engage registered broker dealers to place Offering Shares. If we engage the services of any broker dealers to sell Offering Shares in the future, we will file a supplement to this offering circular to disclose the terms of such engagement.

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We have entered into a Broker Dealer Agreement with Dalmore, a broker-dealer registered with the SEC and a member of FINRA, and the Securities Investor Protection Corporation (“SIPC”), to serve as the broker dealer of record for the offering which such engagement will be effective on the date on which FINRA Corporate Finance issues a No Objection Letter to Dalmore for the offering. Dalmore’s services will comprise:

•	review investor information, including KYC (Know Your Customer) data, AML (Anti-Money Laundering), OFAC compliance background checks;
•	contacting and/or notifying us, if needed to gather additional information or clarification on an investor;
•	coordinating with any third-party providers to ensure adequate review and compliance; and
•	providing, or coordinating the provision by any third party, of an “invest now” payment processing mechanism, including connection to North Capital Private Securities Corporation, the escrow agent for this offering.

In consideration for the services described above, we will pay Dalmore a fee equal to 1% of the aggregate price of the Offering Shares sold after the date on which FINRA Corporate Finance issues a No Objection Letter for the offering, which sum we have authorized Dalmore to deduct directly from the Escrow Account.

In addition, we will pay Dalmore a one-time set up fee of $5,000 for out-of-pocket expenses, which we have authorized Dalmore to deduct directly from the Escrow Account. We also have agreed to pay to Dalmore a one-time consulting fee of $20,000 payable upon issuance by FINRA of a No Objection Letter.

Dalmore will not purchase any of the Offering Shares or engage in any underwriting or placement agent activities on our behalf.

Under the Broker Dealer Agreement, each party has agreed to indemnify and hold the other party and its affiliates and their representatives and agents harmless from, any and all actual or direct losses, liabilities, judgments, arbitration awards, settlements, damages and costs resulting from or arising out of the certain matters specified in the agreement, which are customary for such agreements.

The Offering Shares had been available for purchase on the Republic platform pursuant to an agreement entered into with OpenDeal Broker LLC, or ODB, an SEC registered broker-dealer that is a member of FINRA and SIPC. We paid to ODB total cash commissions equal to 7% of the dollar value of the Offering Shares issued to investors in this offering (excluding the Conversion Shares, for which we did not pay ODB any commissions), or $274,870. In addition, we issued to ODB 39,268 shares of Class A common stock, equal to 1% of the Offering Shares issued to investors in this offering.

At each closing of sales of Offering Shares, we will deliver shares of Class A common stock to investors via book entry against payment for their shares, and such funds will become available to us immediately. In the event that you tender funds for shares but we do not close on your purchase before we determine this offering to be completed, we will return funds to you without deduction or interest.

We reserve the right, subject to applicable securities laws, to sell and issue securities of any kind at any time on terms other than the terms set forth in this offering circular.

Other Matters Relating to the Regulation A Offering

Investment Amount Limitations

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

As a Tier 2, Regulation A offering, investors must comply with the 10% limitation to investment in the offering, unless such investor is an accredited investor. The only investor in this offering exempt from this limitation is an “accredited investor” as defined under Rule 501 of Regulation D. If you meet one of the following tests you should qualify as an accredited investor:

•

A person who had individual income in excess of $200,000 in each of the two most recent years or joint income with their spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

•	A person whose individual net worth, or joint net worth with their spouse or spousal equivalent, exceeds $1,000,000;

•	A director or executive officer of our company;

•

A person holding one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

•	An entity all of whose beneficial equity owners meet one of the conditions in the first two bullets above;

•

An entity that has total assets in excess of $5,000,000, was not formed for the specific purpose of acquiring the securities offered and is one or more of the following (A) an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended; (B) a corporation, (C) a Massachusetts or similar business trust, (D) a partnership, or (E) a limited liability company;

•

A trust with total assets exceeding $5,000,000, which was not formed for the specific purpose of acquiring the securities offered and whose purchase is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the investment in the securities offered;

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•

A bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity;

•	A broker or dealer registered pursuant to section 15 of the Exchange Act;

•	An investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state;

•	An investment adviser relying on the exemption from registering with the SEC under section 203(l) or (m) of the Investment Advisers Act of 1940, or the Investment Advisers Act;

•	An insurance company as defined in section 2(a)(13) of the Securities Act;

•

An investment company registered under the Investment Company Act of 1940, or the Investment Company Act, or a business development company as defined in section 2(a)(48) of the Investment Company Act;

•	A Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958;

•	A Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act;

•

A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

•

An employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 and (A) the investment decision is made by a plan fiduciary, as defined therein, in Section 3(21), which is either a bank, savings and loan association, insurance company, or registered investment adviser; or (B) the employee benefit plan has total assets in excess of $5,000,000; or (C) the plan is a self-directed plan with investment decisions made solely by persons who are “accredited investors” as defined therein;

•	A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act;

•

A “family office,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act: (A) with assets under management in excess of $5,000,000, (B) that is not formed for the specific purpose of acquiring the securities offered, and (C) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

•

A “family client,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act, of a family office meeting the requirements in the bullet above and whose prospective investment in the issuer is directed by such family office pursuant to clause (C) of that bullet; or

•	An entity, of a type not listed in the bullets above for entities, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000.

For purposes of calculating net worth a person’s primary residence is not included as an asset; indebtedness that is secured by a primary residence, up to the estimated fair market value of the primary residence at the time of the purchase of securities, is not included as a liability (except that if the amount of such indebtedness outstanding at the time of the purchase of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess is included as a liability); and indebtedness that is secured by a primary residence in excess of the estimated fair market value of the primary residence at the time of the purchase of securities is included as a liability.

In determining income, an investor should add to the investor’s adjusted gross income any amounts attributable to tax exempt income received, losses claimed as a limited partner in any limited partnership, deduction claimed for depletion, contribution to an IRA or Keogh plan, alimony payments, and any amount by which income for long-term capital gains has been reduced in arriving at adjusted gross income.

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State Blue Sky Information

We intend to offer and sell our securities in this offering to retail customers in every state in the United States plus the District of Columbia and Puerto Rico. In each of the foregoing jurisdictions in which we intend to make offers and sales, we have made notice filings where required in respect of our intentions to make offers and sales there. Investors in the state of Arizona must either be accredited investors within the meaning of Rule 501 under Regulation D under the Securities Act or meet the qualified purchaser definition in Arizona Administrative Code Rule 13.9.

Investors in Alabama, Arizona, Florida, New Jersey, North Dakota, Texas and Washington will be required by state law to purchase our securities in this offering through an SEC and state registered broker-dealer. Dalmore will serve as our broker of record in these states.

The National Securities Markets Improvement Act of 1996 (“NSMIA”), which is a U.S. federal statute, preempts the states from regulating transactions in certain securities, which are referred to as “covered securities.” NSMIA nevertheless allows the states to investigate if there is a suspicion of fraud or deceit, or unlawful conduct by a broker or dealer, in connection with the sale of securities. If there is a finding of fraudulent activity, the states can bar the sale of covered securities in a particular case.

Following this offering, we intend to file periodic and current reports as required by Regulation A. Therefore, under NSMIA, the states and other jurisdictions of the United States are preempted from regulating the resale by security holders of the Shares. However, NSMIA does allow states and territories to require notice filings and collect fees with regard to resale transactions, and a state may suspend the offer and resale of our securities within such state if any such required filing is not made or fee is not paid. As of the date of this offering circular, the following states and territories do not require any resale notice filings or fee payments and security holders may resell our securities: Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Idaho, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Nebraska, Nevada, New Jersey, New Mexico, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, Rhode Island, South Carolina, South Dakota, Utah, Virginia, Washington, West Virginia, Wisconsin and Wyoming.

As of the date of this offering circular, in the following states, district and territories, security holders may resell our securities if the proper notice filings have been made and fees paid: the District of Columbia, Illinois, Maryland, Montana, New Hampshire, North Dakota, Oregon, Puerto Rico, Tennessee, Texas and Vermont. As of the date of this offering circular, we have not determined in which of these states and other jurisdictions, if any, we will submit the required filings or pay the required fees. Additionally, if any additional states or other jurisdictions adopt a statute, rule or regulation requiring a filing or fee, or if any state amends its existing statutes, rules or regulations with respect to its requirements, we would likely need to comply with those new requirements in order for our securities to become eligible, or continue to be eligible, for resale by security holders in those states or other jurisdictions.

In addition, aside from the exemption from registration provided by NSMIA, we believe that our securities may be eligible for resale in various states without any notice filings or fee payments, based upon the availability of applicable exemptions from such states’ registration requirements, in certain instances subject to waiting periods, notice filings or fee payments.

The various states and other jurisdictions can impose fines on us or take other regulatory actions against us if we fail to comply with their securities laws. Although we are taking steps to help ensure that we will conduct all offers and sales in this offering in compliance with all Blue Sky laws, there can be no assurance that we will be able to achieve such compliance in all instances, or avoid fines or other regulatory actions if we do not achieve compliance.

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Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the dealer manager that would permit a public offering of the securities offered by this offering circular in any jurisdiction where action for that purpose is required. The securities offered by this offering circular may not be offered or sold, directly or indirectly, nor may this offering circular or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this offering circular comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this offering circular. This offering circular does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this offering circular in any jurisdiction in which such an offer or a solicitation is unlawful.

Subscription Procedure

Potential investors who are “qualified purchasers” may subscribe to purchase shares of Class A common stock must:

1. Carefully read this offering circular, and any current supplement, as well as any documents described in the offering circular and attached hereto or which you have requested. Consult with your tax, legal and financial advisors to determine whether an investment in the shares of Class A common stock is suitable for you.

2. Review the Subscription Agreement, complete the Subscription Agreement Signature Page by indicating the number of shares of Class A common stock for which you are subscribing, the manner in which title to the shares will be held, and sign the completed Subscription Agreement Signature Page using electronic signature. Except as otherwise required by law, subscriptions may not be withdrawn or cancelled by subscribers.

3. Once the completed subscription agreement is signed, an integrated online payment provider will transfer funds in an amount equal to the purchase price for the shares of Class A common stock you have applied to subscribe for (as set out on the Subscription Agreement Signature Page) into a non-interest-bearing escrow account with the Escrow Agent. The Escrow Agent will hold such subscription monies in escrow until such time as your subscription agreement is either accepted or rejected by the Company and, if accepted, such further time as are notified that the shares for you subscribed have been issued in electronic form.

4. The Company and Dalmore will review the subscription documentation completed and signed by you. You may be asked to provide additional information. The Company or Dalmore will contact you directly if required. We reserve the right to reject any subscriptions, in whole or in part, for any or no reason, and to withdraw any offering at any time prior to a closing.

5. Once the review is complete, the Company will inform you whether or not your application to subscribe for shares of Class A common stock is approved or denied and if approved, the number of shares of Class A common stock you are entitled to subscribe for. If your subscription is rejected in whole or in part, then your subscription payments (being the entire amount if your application is rejected in whole or the payments associated with those subscriptions rejected in part) will be refunded promptly, without interest or deduction. The Company accepts subscriptions on a first-come, first served basis subject to the right to reject or reduce subscriptions.

6. If all or a part of your subscription in shares of Class A common stock is approved, then the number of shares of Class A common stock you are entitled to subscribe for will be issued to you upon the closing. Simultaneously with the issuance of the shares of Class A common stock, the subscription monies held by the Escrow Agent in escrow on your behalf will be transferred to the account of the Company.

By executing the Subscription Agreement, you agree to be bound by the terms of the Subscription Agreement. Our Company and Dalmore will rely on the information you provide in the Subscription Agreement and any supplemental information you provide in order for the Company and Dalmore to verify your status as a “qualified purchaser.” If any information about your “qualified purchaser” status changes prior to you being issued series interests, please notify the Company immediately using the contact details set out in the subscription agreement.

For further information on the subscription process, please contact the Company using the contact details set out in the section entitled “Where You Can Find Additional Information.”

The subscription funds advanced by prospective investors as part of the subscription process will be held in a separate non-interest-bearing account with the Escrow Agent until, if and when there is a closing for shares. When the Escrow Agent has received instructions from the Company or Dalmore that we will hold a closing, and the investor’s subscription is to be accepted (either in whole or part), then the Escrow Agent shall disburse such investor’s subscription proceeds in its possession to our account. If the offering is terminated without a closing, or if a prospective investor’s subscription is not accepted or is cut back due to oversubscription or otherwise, such amounts placed into escrow by prospective investors will be returned promptly to them without interest or deductions. Any costs and expenses associated with a terminated offering will be borne by the Company.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our audited condensed financial statements and related notes included elsewhere in this offering circular. This discussion contains forward-looking statements based upon current plans, expectations and beliefs involving risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and in other parts of this offering circular.

Overview

Our mission is to provide institutional grade research, analytics tools and ratings that empower people to make confident and inspired investments in the online private markets.

We believe that we are the first and only comprehensive data-driven rating and analytics facility to service the online private market space. Our market is relatively new, arising out of the JOBS Act passed in 2012, and is growing dramatically as both companies take advantage of the relaxed rules with respect to general solicitation and the offerings to non-accredited investors and investors seek to harness the potential of investing in start-up and early-stage growth companies. As the first to market, we are amassing and analyzing data sets that we believe will provide us with significant advantages that will differentiate our Company from our future competitors for years to come. Some of these advantages include gaining familiarity with different classes of investors, which will allow us to develop the products that users most desire, and enhancing our proprietary ratings algorithms, which will allow us to provide more accurate ratings. We also believe that our first to market status will position us as the leader in the space for online private market tools and afford us the ability to establish and shape industry standards.

As of March 1, 2021, we covered all Reg CF deals available to the market, approximately 60% of Reg A offerings and are commencing coverage of Rule 506(c) offerings that are live on online private market funding portals.

Our qualitative and quantitative ratings are not intended and we advise users not to construe them as investment recommendations. We are not a fund, an asset manager, or a financial advisor. Rather, we provide information to aid investors who are making their own investment decisions.

We have experienced dramatic growth in our subscriber base since our inception. At the end of 2018, our first full year of operations, we had 800 subscribers and annual recurring revenue, or ARR, of $2,293. At the end of 2019, we had 90,000 subscribers and of ARR of $18,572. At the end of 2020, we had 300,000 subscribers and ARR of approximately $488,000, which increased to over 400,000 subscribers, and ARR of approximately $589,000 by the end of 2021.

We generate revenue from subscriptions to our research, analytics and ratings platform. Our tiered subscription-based model allows our customers to choose among four plans, including one free tier and three core plans to meet their needs. Our subscriptions can range from monthly to one-year or multi-year arrangements and are generally non-cancellable during the contractual subscription term. Subscription revenue is recognized ratably over the term of the subscription beginning on the date the product is made available to customers, which typically begins on the commencement date of each contract. We also expect to generate revenues through sponsorships of podcasts and other content generated from our TechNori transaction and from management fees and potential carry from the funds sub-advised by KingsCrowd Capital, LLC when such funds have raised capital and commenced investment operations.

Key Factors Affecting Our Performance

Acquiring new customers

We are focused on continuing to organically grow our customer base. We believe that our first-to-market status provides us with a substantial opportunity to increase adoption of our solutions. We have experienced strong organic new customer growth due to the free tier subscription which can be augmented by upgrading to paid subscriptions. We intend to aggressively pursue new customers with increasing efficiency while expanding our sales capacity. Although many new customers immediately subscribe to a paid tier subscription, we intend to drive higher conversion rates of our free subscribers through various sales, marketing and product initiatives as one component of our customer acquisition strategy as described under the heading entitled “Business— Our Market Strategy.”

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Expanding within our current customer base

We believe that there is a substantial and largely untapped opportunity for organic growth within our existing customer base. One of our marketing strategies is to offer a free entry level tier to our platform to generate interest in the paid subscription tiers. Many of our subscribers start by subscribing for our free tier service. Our customer efforts include educational email campaigns and free trial offerings to our paid tiers. We will continue to invest in enhancing awareness of our brand and developing more products, features and functionality of existing products, which we believe are vital to achieving increased adoption of our platform.

Our ability to innovate and develop new products

Our success is dependent on our ability to sustain product and technology innovation. We will invest resources to enhance the capabilities of our platform and introduce new products and features that are intended to be appealing to a wider audience of investors, including more sophisticated investors who we believe are more likely to subscribe to paid tiers.

Our ability to expand coverage to all online private markets

We currently track and rate 100% of Reg CF deals and approximately 60% of Reg A+ deals and are beginning to track Rule 506(c) deals. Our ability to expand coverage to all online private markets, including al Reg A, Rule 506(c) and late-stage secondary markets will be essential to make our products attractive to a wider audience of sophisticated investors who we believe are more likely to subscribe to paid tiers. We intend to begin expansion into new asset classes such as real estate, collectables and debt.

The success of efforts to expand into new customer channels

We will seek to enter into strategic partnership and license arrangements with financial institutions, financial publications and other financial professionals, such as wealth advisers and public markets data providers. We will seek to enter into partnerships and licensing arrangements that will allow these organizations and professionals to make our products available to their customers, which could expand our user base rapidly and significantly.

Expanding the nature of the assets we cover

Once we complete product expansion to cover all online private market deals, we intend to expand into other asset classes that utilize online private markets, including real estate equity and debt, consumer debt, and other alternatives. Expanding into other asset classes could significantly increase the size of our addressable market.

Investing in Sales and Marketing

We will continue to drive awareness and generate demand to acquire new customers and develop strategic partner relationships; however, we will adjust our sales and marketing spend level as needed in response to changes in the economic environment. We will continue to expand efforts to market our platform directly to individual investors through online digital marketing, referral programs, and other programs. We expect that we will allocate significant cash to the development of strategic partner relationships with financial services institutions and other financial industry professional.

Investing in Our Platform

We intend to increase our investment in our platform to accommodate continued growth in use by our subscribers and product expansion into other online private market transactions. We believe that investment in research and development will contribute to our long-term growth but may also negatively impact our short-term profitability. We will continue to leverage emerging technologies and invest in the development of more features that meet and anticipate individual and institutional subscriber needs.

As a result, we expect our expenses related to research and development to increase. These efforts will require us to invest significant financial and other resources.

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Key Business Metrics

We review the following key business metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions.

Number of customers

We define a customer as a unique account, multiple accounts containing a common non-personal email domain, or multiple accounts governed by a single agreement. We believe that the number of customers using our platform is an indicator not only of our market penetration, but also of our potential for future growth as our customers often expand their adoption of our platform over time based on an increased awareness of the value of our platform and products.

	As of December 31,
	2020	2021
Number of customers	300,000	400,000

Total ARR

Total ARR is ARR from all of our products. We define ARR as the annualized revenue run-rate of subscription agreements from all customers as of the last date of the specified period. We believe total ARR is an indicator of the scale of our entire platform.

	As of December 31,
	2020	2021
	$	$
Total ARR	488,716	589,000

Components of our Results of Operations

Revenue

We generate revenue from subscriptions to our investment research and analysis services that we make available through our online platform. Our subscriptions can range from monthly to one-year or multi-year arrangements and are generally non-cancellable during the contractual subscription term. Subscription revenue is recognized ratably over the contract terms beginning on the date our product is made available to customers, which typically begins on the commencement date of each contract.

Cost of Revenue

Cost of revenue consists primarily of personnel-related costs for our investment research and analysis team. We expect that cost of revenue will increase in absolute dollars, but may fluctuate as a percentage of total revenue from period to period, as we continue to invest in growing our business.

Operating Expenses

General and Administrative - General and administrative expenses primarily consist of personnel-related and consultant expenses, and other expenses necessary to maintain our daily operations and administer the business. We expect to increase the size of our general and administrative function to support the growth of our business. Following the completion of this offering, we expect to incur additional general and administrative expenses as a result of operating as a public company. As a result, we expect the dollar amount of our general and administrative expenses to increase for the foreseeable future.

Research and Development – Research and development costs primarily consist of personnel-related and consultant expenses associated with our engineering personnel responsible for the design, development, and testing of our products and allocated overhead. We expect that our research and development expenses will continue to increase as we increase our research and development headcount to further strengthen and enhance our products and invest in the development of our software.

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Sales and Marketing – Sales and marketing expenses primarily consist of personnel-related expenses and costs associated with marketing programs. Marketing programs include advertising, promotional events, and brand-building activities. Sales and marketing expenses also include personnel-related expenses and public cloud infrastructure costs associated with our free trials. We plan to increase our investment in sales and marketing over the foreseeable future, as we continue to hire additional personnel and invest in sales and marketing programs.

Stock Compensation Expense – We issue shares to our advisors and consultants as additional consideration for the services rendered. The shares are subject to vesting terms of 3-48 months. We recognize stock compensation expense on the issued and vested shares based on the active offering price of our shares at the date of grant.

Results of Operations

	December 31
	2021	2020

Net revenues	$497,392	$488,716

Operating Expenses:
General, administrative, and operations	2,265,576	1,071,737
Stock-based compensation	1,671,158	247,127
Research and development	286,627	292,548
Sales and marketing – customer list amortization	204,271	153,204
Sales and marketing	30,625	25,804
Total Operating Expenses	4,458,257	1,790,420

Loss from operations	(3,960,865)	(1,301,704)

Other Income/(Expense):
Interest expense	(44,409)	(6,674)
Interest expense - beneficial conversion feature	(282,693)	-
Others - net	2,967	901
Total Other Income/(Expense)	(324,135)	(5,773)

Provision for income taxes	-	-
Net loss	$(4,285,000)	$(1,307,477)

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Comparison of the Years Ended December 31, 2020 and 2021

Revenue

Total revenue increased by $8,676, or 0.017%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase in revenue was attributable principally to the growth from existing customers, and the remaining increase in revenue was attributable to new customers. During 2021, new customers accounted for approximately 50% of our growth and existing customers accounted for approximately 50% of our growth. In 2020, new customers accounted for approximately 80% of growth and approximately 20% was attributable to existing customers spending more with us.

Cost of Revenue

Total cost of subscription revenue increased by $212,331, or 375%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase in cost of subscription revenue was driven by an increase in total revenue, attributable to an increase of $206.412 in personnel-related expenses and consultant costs and an increase of $5,919 in merchant fees.

Operating Expenses

General and Administrative

General and administrative expense increased by $1,193,839, or 111%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was primarily attributable to an increase of $1,002,622 in personnel-related and subcontractor expenses, an increase of $78,531 in dues and subscriptions, an increase of $36,422 in professional fees an increase of $21,272 in customer support expenses and an increase in $18,920 in Astralabs license fee.

Research and Development

Research and development expense decreased by $5,921, or approximately 2%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase was primarily attributable to an increase in personnel-related expenses as a result of increased headcount and higher development costs.

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Stock Compensation Expense

Share-based compensation expense increased by $1,424,031, or 576%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase in share-based compensation expense was a result of grants of restricted stock to new and existing advisors and consultants.

 Sales and Marketing

Sales and marketing expense increased by $4,821, or 18.7%, for the year ended December 31, 2021 compared to the year ended December 31, 2020. The increase in sales and marketing expense was attributable to the increase in professional fees.

Sales and marketing – customer list amortization

Customer list amortization amounting to $204,271 was recognized for the year ended December 31, 2021 resulting from customer list asset acquired from Early Investing, LLC.

Liquidity and Capital Resources

We are offering and selling to the public in this offering up to 13,000,000 Company Offered Shares for a maximum offering amount of $13,000,000. As of March 31, 2022, we had sold 5,127,062 Offering Shares under this offering, which includes 4,574,516 Company Offered Shares and 552,546 Selling Stockholder Shares. Of the Company Offered Shares, we sold 3,161,094 shares to investors in this offering at a price of $1.00 per share for total cash consideration of $3,161,094, and sold and issued 1,413,442 shares upon the conversion of the 2021 Convertible Notes for total non-cash consideration of $1,130,753 and the Company has realized an aggregate of $4,291,847 of consideration for all Company Offered Shares sold. The Selling Stockholders have received $552,546 from the sale of their Selling Stockholder Shares. We have used the cash proceeds that we received from the sale of the Company Offered Shares substantially as described under the heading “Use of Proceeds.” During 2021, we also sold and issued 575,000 shares of Class A common stock pursuant to Rule 506(b) of Regulation D to accredited investors.  We used the proceeds from the sale of such shares for general corporate purposes. We will continue to depend upon the receipt of proceeds from the sale of Company Offered Shares in this offering and from other sales of securities we may make to fund our operations and growth strategies.

Since our inception, we have financed our operations primarily through sales of equity securities and cash generated from operations. Our principal uses of cash in recent periods have been funding our operations, investing in capital expenditures, and various business and asset acquisitions. As of December 31, 2021, our principal source of liquidity was cash which consists of cash in banks, bank deposits, and money market funds.

We believe our existing cash, cash equivalents, and short-term investments, together with cash provided by operations, will be sufficient to meet our needs for at least the next 12 months. Our future capital requirements will depend on many factors including our revenue growth rate, subscription renewal activity, billing frequency, the timing, and extent of spending to support further sales and marketing and research and development efforts, the continuing market acceptance of our products and services, as well as expenses associated with our international expansion, the timing, and extent of additional capital expenditures to invest in existing and new office spaces. We may in the future enter into arrangements to acquire or invest in complementary businesses, services, and technologies, including intellectual property rights. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, results of operations, and financial condition would be materially and adversely affected.

Cash Flows:

The following table presents summary cash flow information for the periods indicated.

	Year ended December 31,
	2020	2021
Net cash used in operating activities	$(617,121)	$(1,855,118)
Net cash provided by (used in) investing activities	(1,185)	(5,764)
Net cash provided by financing activities	$1,093,335	$1,478,733

Operating Activities

The operating activities resulted to a net cash outflow of $617,121 and $1,855,118 for the periods ended December 31, 2020 and December 31, 2021, respectively. This means that the cash used to fund the expenses for ordinary course of business exceeded the cash generated from sales.

Investing Activities

The net cash used in investing activities of $1,185 and $5,764 for the periods ended December 31, 2020 and December 31, 2021, respectively, was attributable to purchases of computer equipment ($1,169 in 2019 and $1,185 in 2020) and software ($2,961 in 2019 and $0 in 2020).

Financing Activities

The net cash provided by financing activities of $1,093,335 and $1,478,733 for the periods ended December 31, 2020 and December 31, 2021, respectively, was attributable to the following:

	December 31
	2021	2020

Proceeds from factoring loans	$310,252	$–
Repayments of factoring loans	(73,273)	–
Proceeds from issuance of convertible notes	829,444	270,300
Proceeds from issuance of Class A common stock	534,300	867,733
Offering costs	(121,990)	(44,698)
Net cash provided by financing activities	$1,478,733	$1,093,335

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In 2021, the Company received $310,252 from non-bank entities for the sale of the Company’s future accounts receivable and repaid $73,273. The Company also issued convertible notes in the aggregate principal amount of $782,944 and received the $46,500 in escrow receivable from the convertible notes issued in 2020. In the offering conducted under Regulation A and D, the Company’s total gross proceed was $515,291 for the issuance of Class A common stock. Total offering costs incurred was $121,990. A warrant holder exercised the warrants to purchase Class A common stock for $19,009.

In 2020, the Company issued convertible notes in the aggregate principal amount of $316,800 and received $270,300 of such. In the offering conducted under Regulation Crowdfunding, the Company’s total gross proceed was $867,733 for the issuance of Class A common stock. Total offering costs incurred was $44,698.

Off-Balance Sheet and Other Arrangements

As of the date of this report, the Company does not have any off-balance sheet or similar arrangements.

Emerging Growth Company

We may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•	being exempt from the requirement to hold a non-binding advisory vote on executive compensation

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Going Concern

Our financial statements appearing elsewhere in this offering circular have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2021, we had not yet generated profits nor significant revenues and have sustained net losses of $4,285,000 and $1,307,477 during the years ended December 31, 2021 and 2020, respectively. Our ability to continue as a going concern in the next twelve months is dependent upon our ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such proceeds to produce profitable operating results. Our financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should we be unable to continue as a going concern. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Going Concern.”

Accounting Principles

See Note 2, “Summary of Significant Accounting Policies,” to our consolidated financial statements included elsewhere in this offering circular for a discussion of accounting principles policies applied to our financial statements.

See Note 8, “Recent Accounting Pronouncements,” to our consolidated financial statements included elsewhere in this offering circular for a discussion of recent accounting principles applied to our financial statements.

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OUR BUSINESS

Overview

Our mission is to democratize investing by providing institutional grade research, analytics tools and ratings to investors in the online private markets.

We offer new and seasoned investors in the online private markets the research and insight they need to make data driven investment decisions. We deliver our data in manageable and cogent segments in plain English without diluting the substance or importance of the information, which keeps the data accessible to novice investors without sacrificing the depth and intricacies demanded by more sophisticated investors. We also offer our subscribers online training and educational tools that instruct them as to how to capitalize on the quantity and quality of data we provide.

We believe that we are the first and only comprehensive data-driven rating and analytics facility to service the online private market space. Our market is relatively new, arising out of the JOBS Act passed in 2012, and is growing dramatically as investors seek to harness the potential of investing in start-up and early-stage growth companies. As the first to market, we are amassing and analyzing data sets that we believe will provide us with significant advantages that will differentiate our Company from our future competitors for years to come. Some of these advantages include gaining familiarity with different classes of investors, which will allow us to develop the products that or users most desire, and enhancing our proprietary ratings algorithms, which will allow us to provide increasingly more accurate ratings. We also believe that our first to market status will allow us to take a leadership role in the field and establish procedures and conventions that develop into industry standards.

Our Company was founded to fill what our founder, Chris Lustrino, perceived to be a void in the securities industry for information pertaining to the new class of online private offerings that were gaining acceptance among investors. Mr. Lustrino investigated the market for products such as those that we offer and found that not only were there no products that comprehensively covered the space but that the products that did exist offered information only sporadically and about a very limited number of offerings being made under Reg A and Reg CF.

In the course of his research, Mr. Lustrino reviewed the largest companies that provide data-driven rating and analytics services, such as Morningstar, Moody’s Investors Service, Standard and Poor’s, Bloomberg and Value Line, to determine what products, if any, they offered that cover online private markets. He also reviewed products offered by the smaller though still national companies that traditionally cover private equity markets, such as Pitchbook, Crunchbase and CB Insights, to determine what products they were offering that cover online private markets. He also examined providers that focused on Reg CF and Reg A offerings, such as such as Angels & Entrepreneurs, CAPVee, and Crowdlustro.

This investigation revealed that there are no other companies that were providing research, analytics and rating solutions that cover all of the Reg A and Reg CF offerings in the market at any given time. Rather, he found that the most prominent companies that provide research, ratings and analytics focus on securities transactions made by the larger companies that are listed on national or international exchanges and cover only a very small percentage of Reg A and Reg CF deals. Further, he found that the midsize companies provide information only about certain Reg CF and Reg A offerings that have been screened to appeal to these companies’ clients, which include venture capital and private equity funds. In the course of his research, he determined that the smaller and startup companies whose stated purpose is to cover the online private markets, such as Angels & Entrepreneurs, provide color commentary and recommendations in a newsletter format, with no emphasis on data and ratings, or do not yet possess a public facing infrastructure to offer products that provide the breadth of coverage that our solutions offer for every deal in the market.

These findings gave rise to our Company and to our belief and statements that we are the first and only comprehensive data-driven rating and analytics facility to service the online private market space. As we grow and expand our coverage, we continue to assess our industry regularly to ascertain what types of products are being offered by other companies to gauge both our competition and our position in the industry.

As of that date of this offering circular, we cover all Reg CF deals and approximately 60% of Reg A offerings and are commencing coverage of Rule 506(c) offerings that are live on online private market funding portals.

Our Industry

Companies such as Moody’s Investors Service, Standard and Poor’s and Fitch Ratings have been offering securities research, analysis and ratings services since the early 20th century and are well-known and trusted names in the industry. Investment banks, such JP Morgan Chase, Bank of America Merrill Lynch and Goldman Sachs, and independent firms, such as Morningstar and Value Line, also provide their customers with broad categories of research and investment analysis. These firms cover equity, debt and derivative securities issued principally by large companies, funds and governments. Until recently, consumers did not require research and analytic services and tools for smaller private issuers of securities because they raised capital in offerings exempt from the registration requirement of the Securities Act that restricted offers and sales of their securities principally to accredited investors on a private basis.

Our business is borne out of amendments and supplements to federal securities laws mandated by the JOBS Act which were intended to facilitate capital raising. Under the federal securities laws, any offer or sale of a security must either be registered with the SEC or meet an exemption. Until recently, exemptions from registration were constrained by limitations that made capital raising difficult, particularly if the issuer did not have an extensive network of accredited investors available to it. In response to the mandates created by the JOBS Act, the SEC took the following actions:

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Create Reg CF under which eligible companies are allowed to raise a maximum of $5,000,000 in a 12-month period exclusively through an online platform operated by an intermediary that must be a broker-dealer or a funding portal that is registered with the SEC and FINRA. Reg CF permits sales of securities to accredited and non-accredited investors, subject to investment limitations for non-accredited investors. Issuers relying on Reg CF must file disclosure documents through the SEC’s EDGAR system but the documents they are required to file are significantly less burdensome and costly to prepare than the disclosure documents required by Reg A and registered public offerings, making Reg CF ideally suited for start-up and pre-revenue companies seeking capital from third-party investors.

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•

Amend Reg A to create what is sometimes referred to as Reg A+, which allows issuers to offer and sell up to $75 million of their securities during a twelve-month period publicly, on a self-underwritten basis, through placement agents or through a third-party online platform, and to employ general solicitation (within certain guidelines) in connection with offers and sales of securities. Reg A permits sales of securities to accredited and non-accredited investors, subject to investment limitations for non-accredited investors. Securities sold in Reg A offerings are not subject to transfer restrictions and are not restricted under Rule 144. This is an attractive feature for investors compared to securities purchased in other types of private offerings, including Reg D and Reg CF, that are restricted securities and may not be resold for some period of time after purchase. Many issuers are utilizing Reg A as a means to “go public” either by listing the securities sold directly on a stock market or creating a secondary trading market for the securities on an over the counter (OTC) quotation service such as one of the markets operated by OTC Markets Group. Issuers relying on Reg A must file disclosure documents through the SEC’s EDGAR system but, typically, raising capital by way of Reg A is significantly less expensive than conducting an initial public offering (IPO), which is attractive to issuers.

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Add new Rule 506(c) to Reg D which allows issuers of securities to engage in general solicitation in the offer and sale of securities solely to accredited investors. Private placements made pursuant to Rule 506 have been and remain the most common regulatory pathway for businesses to raise capital for many reasons, including that an issuer is not required to disseminate any specific disclosure other than what investors in the offering may request and because offering materials are not subject to SEC review. Prior to the adoption of Rule 506(c), general solicitation was prohibited in Rule 506 offerings, effectively limiting offers and sales of securities to accredited investors with whom the issuer had a preexisting relationship.

(The foregoing discussions of Rule 506(c), Reg A and Reg CF do not purport to be complete and are intended only to provide the information relevant to a discussion of the origination of our business.)

The revised and new laws adopted under the auspices of the JOBS Act directly enable our business, both from an issuer and an investor perspective. For issuers of securities, the new rules make different types of financing available to a wider range of issuers by way of new offering media. For investors, general solicitation, the provision of access to offerings by start-up and early-stage companies to non-accredited investors and the proliferation of internet-based funding portals through which these offerings are marketed to the public have been drivers for increased individual interest and investment in the online private markets. All of these factors have served to expand the universe of potential investors to whom private offerings may be made. Reg A and Reg CF have made investing accessible to the general public. Ordinary people now have the ability to invest in early-stage companies typically in manageable investment increments, in many cases less than $100, and at low unit offering prices, often below $1. The internet platforms through which Reg A and Reg CF offerings are made provide people with a new way to invest beyond the stockbroker/investment bank model and allow them to invest in companies that satisfy very particular personal criteria, such as companies that have a socially driven mission. The rise in the stock market over the last several years appears to have inspired ordinary people to embrace personal investing as a means of providing for their future and having fun. We believe that the COVID-19 pandemic has been a driver of independent, individual investment, as more people are working from home and have extra free time to allocate to other activities. Perhaps, most importantly, we have found that our subscribers truly enjoy learning how to invest and investigating and analyzing potential investments and the empowering feeling of making an investment and building a portfolio on their own.

Reg CF, Reg A and Rule 506(c) have proven to be popular with issuers and investors.

With regard to Reg CF, a January 2021 report released by Crowdfund Capital Advisors showed that the number of Reg CF offerings rose to 1,149 in offerings in 2020, an increase of over 61% compared to 2019, and that aggregate capital commitments to Reg CF issuers rose by 77.6% from $134.8 million in 2019 to $239.4 million in 2020. The average raise increased from $298,331 in 2019 to $308,978 in 2020. The number of investors participating in offerings increased from 150,000 investors in 2019 to 220,000 investors in 2020, a 75% increase committing more than 358,000 investments compared to 2019. The average valuation of issuers relying on Reg CF increased from $11.4 million to $13 million with an offering success rate of 63.7%. The Crowdfund Capital Advisors report states that the numbers relating to Reg CF offerings and investors could double in 2021. As of the date of the offering circular, there were approximately 60 different Reg CF funding portals. In 2021, amendments to Reg CF adopted by the SEC became effective that increased the amount an issuer could raise under Reg CF in any 12-month period from $1.07 million to $5 million. Capital raised in 2021 under Reg CF rose to over $500 million and the number of investors participating in such offerings increased to almost one million.

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In March 2020, the SEC released a report showing that since the effectiveness of the Reg A amendments in 2015:

•	$2.446 billion has been raised by 183 issuers (average of $13.4 million), including $230 million in Tier 1 and $2.216 billion in Tier 2 offerings; and

•

$9.095 billion was sought across 382 qualified offerings (average of $23.8 million), including $759 million sought across 105 qualified Tier 1 offerings and $8.3 billion sought across 277 Tier 2 offerings.

According to the SEC report, the aggregate number of offerings and financing levels between 2016 and 2019 were significantly higher than Reg A financing levels prior to the 2015 amendments due, in large part, to the increase in the offering size, which makes Reg A a viable capital raising option for many issuers, and the other advantages provided by Reg A+ compared to the old rules.

Per a report released by the SEC, during the period July 1, 2018 to June 30, 2019, issuers raised approximately $210 billion pursuant to Rule 506(c). Many of these offerings are posted on internet-based Reg D equity offering platforms to provide broader exposure to a wider audience of investors, thereby providing access to deals to accredited investors on a global basis in every business sector.

Our Opportunity

We believe that the trend in the increase in the number of Reg A and Reg CF offerings and the aggregate amount raised by issuers will continue and will escalate and mature in the coming years. From a regulatory perspective, we see the SEC and other federal agencies continuing to enhance and fine tune these regulations in ways that will make them more secure and appealing to issuers and investors alike. From the issuer perspective, we believe that as increasing numbers of companies and their advisors take notice of the potential to raise capital by way of the internet-based portals through which these securities are offered, these exemptions will be utilized more regularly. We also believe that the increased offering amounts available under Reg A and Reg CF effective in March 2021 will make these exemptions viable funding pathways to raise meaningful sums of capital for a wider range of issuers and drive further use of these exemptions. From an investor perspective, we believe that as more people become aware that they can participate in start-up and early-stage investing, the audience for these types of offerings will grow. Public interest and excitement in these smaller offerings may flourish as successful companies that got their start by way of a Reg A or Reg CF offering, including, perhaps, a “unicorn” (a private company with a valuation over $1 billion), complete initial public offerings at a price many times the price paid by a Reg A or Reg CF investor. We also believe that as the technologies that power online platforms continue to evolve, the investment process will become more seamless, secure and accessible to retail investors.

We expect that our role in the industry will continue to grow and evolve. As the number of offerings posted to online platforms increases, which will deepen the difficulty investors face screening and identifying the best investments, the value of our product increases. As more investors enter the online private markets, our applicable market size grows and we will continue to develop products that meet our customers’ evolving approach to investing and the research they demand to satisfy their needs. We believe that our ratings algorithms, as well as machine learning technologies and other new technologies, will continue to progress and attract more investors to the online private markets and our services. We believe that we are developing a reputation as a trusted provider of ratings and analytics in the online private market space. As the first mover in our industry, we are confident that as independent retail investing continues to take off, we will be poised to capture a large share of the growing market. Additionally, larger institutions are beginning to appreciate investors’ increased interest in these smaller offerings and the aggregate dollars invested in the online markets represent growth potential that cannot be ignored. We are now fielding inquiries from the corporate development departments of global financial services providers in the public markets that are connecting with us to make our private equity solutions available to their customers. With these developments, we see our future growing both organically with retail investors and through corporate development with major institutions who we hope will license our products and make them available to their customers.

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Our Solutions for a New Market

Until recently, retail investors in the online private markets had to identify attractive deals from the countless documents filed by issuers on the EDGAR system or posted on online funding platforms and struggle through dense offering materials to conduct the research necessary to make an investment decision in a company. Learning about available offerings in business sectors in which they were interested and conducting the research relating to appropriate investments had been a difficult and time-consuming exercise for investors. For new or unsophisticated investors, the process could be intimidating and overwhelming, and, to many, an impenetrable barrier to getting started. Many seasoned investors do not have the time to undertake effective comprehensive research with respect to all of the deals available to them.

We founded our Company so that everyone could have access to institutional-grade ratings, research and analytics tools to analyze Reg CF, Reg A and Rule 506(c) offerings and to simplify the investment selection process. Our product solutions aggregate and summarize deal-flow from all Reg CF online funding portals into a single platform and provide investors in the online private market with the information they need to hone in on the deals that meet their specific investment criteria and to make informed, confident and inspired investment decisions.

Equity capital is typically raised in many rounds of financing that correspond to a company’s stage of development. Each stage entails its own risks and generally, the more recently a company was organized, the riskier the investment because the company may, for example, still be developing its products or may not have a management team in place. At each stage in a company’s life cycle, it may rely on one of the private offering exemptions described in this offering circular to raise capital. Historically, the specific exemptions from registration upon which a company would rely in making an offering corresponded to the company’s stage of development. However, with the increase in the offering limits to Reg A from $50 million to $75 million in March 2021, and to Reg CF from $1.07 million to $5 million in March 2021, these exemptions are available to a wider range of companies at various points in their life cycles. Investors may be attracted to specific stages of capital formation because, for example, they have a higher threshold for risk and the potentially higher return these types of deals may enjoy, their financial resources may limit them to investing only in pre-seed and seed funding deals (Reg CF deals) which may include companies offering securities a lower per unit prices and lower minimum investment amounts as compared to more mature deals, or because they enjoy the excitement of investing in these types of deals. Our current products are geared mostly to investors who invest in start-up and early-stage companies with limited but expanding coverage of larger deals offered under Reg A or Rule 506(c). We plan to develop products that cover all deal across the spectrum of private funding.

Below is a general description of the types of financing that companies pursue at various stages of their life cycle and the exemptions form registration on which they may rely in making a securities offering, which may provide insight into the products that we offer.

Pre-Seed Funding, which refers to the initial capital a company raises, is typically obtained from friends, family members and personal credit. This round could be as small as $5,000 and as high as $100,000. Companies at this stage usually have an idea for a product and often not much more. Institutional funding and bank loans typically are not available for companies in this round because they are not generating revenue. With this funding, the company may perfect its business plan, start building its management team, purchase production equipment, build a website, or build product prototypes.

Seed Funding (also called seed capital) typically ranges from $100,000 to $500,000 and historically has been provided by angel investors who may purchase convertible notes or common stock. Companies may use seed funding to grow the business and achieve proof of concept, which may entail building a product or service and establishing that customers will buy it.

Series A funding typically ranges from $3,000,000 to $50,000,000 and historically has been provided by venture capitalist and private equity funds who may purchase preferred stock or common stock. Companies may use Series A funding to rapidly grow top-line revenues and expand product features and capabilities as the business matures.

Investments in companies seeking pre-seed and seed funding are usually the riskiest types of investment because there are so many variables for which there are no clear answers, such as whether an issuer’s products will ever be developed or gain market acceptance. Many companies are now utilizing Reg CF to raise capital at these stages because Reg CF portals offer them higher visibility and access to a wide audience of potential investors to whom they can offer and sell securities at very low unit prices. There is also a growing number of Series A companies utilizing Reg CF due to the increase to a $5 million limit. Some of the more mature companies in the seed and Series A funding stage may consider offering under Reg A, which may be more appealing to investors because the securities purchased are freely transferable.

Growth Stage Investment (Series A - C series preferred stock). “Series A” financing historically has been used to describe the first round of institutional funding for a venture. The name is derived from the class of preferred stock investors receive in return for their capital. A typical Series A round may be between $2 million and $5 million. Capital may be used for virtually any purpose and cover the full spectrum of needs – from product development and marketing to employee salaries, with the goal of funding one or two years of operations. In Series B offerings, companies may raise $5 million to $20 million in capital or more. Each round may be used for a specific purpose, such as expansion, product development or marketing. Preferred stock usually offers the investor rights beyond those possessed by holders of common stock, such as preferred dividend or liquidation rights, or the right to elect a director.

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Later Stage Investment (Series D preferred stock and beyond – some venture backed companies have raised over 10 rounds of preferred stock financing) are further rounds of venture capital funding. Each round may raise between $5 million and $20 million or more. These rounds typically had been funded by institutions, venture capital firms, strategic partners and corporate investors.

Prior to the adoption of Reg A, smaller series preferred rounds typically were raised under Rule 506(b) through investment banks, registered broker-dealers that placed the securities with their customers, or to angel investors or institutions that had an appetite for what are considered in the industry to be very small deals which are riskier. The increase in the maximum offering amount permissible under Reg A in 2015 and the opening of deals at this level to non-accredited investors changed the capital raising landscape for companies at this stage of development. Companies are no longer beholden to Rule 506(b), which limits the investor audience to accredited investors only and the way in which these deals were pitched to prospective investors. However, many companies continue to prefer Rule 506(b) offerings because the offering documents and the details of their business remain confidential and these deals are usually funded by smaller groups of investors who are more sophisticated.

Mezzanine Financing is often provided by institutions, private equity firms, and the like, and may be structured as equity, debt, or convertible notes that is provided to a company just prior to its initial public offering (“IPO”). Mezzanine investors generally take less risk, since the company is generally solid and poised to “cash out” relatively quickly. Most mezzanine financing is obtained in reliance on Rule 506(b).

Current Products

Our products comprise two principal components: investment research, which represents the content and information we provide about individual issuers, and proprietary software, from which we generate issuer rankings and ratings.

We collect more than 500 data points on each issuer, including information relating to its team, its market, financial statements, traction with consumers, and competitors. Our investment research team collects data from multiple sources such as the issuers’ pitch decks, capital raise pages on all of the funding portals (including all Reg CF funding portals such as Wefunder, Republic, Netcapital, SeedInvest), news articles and announcements, social media, founder profiles and resumes, recruitment websites, the SEC filings, growth data provided by the companies and information derived from alternative data sources. Our research team distills and compiles the data in easily manageable segments. Our research team incorporates three layers of data audit, including individual data review; peer reviewed data and our Vice President of Investments final review. We maintain and track all of our research in the investment research portal designed and built by our team.

Our proprietary algorithm uses a comparative modeling approach to rank and score all companies actively raising capital from the markets across the various key dimensions deemed notable in the rating algorithm and traditionally utilized by venture investors to make informed investment decisions. The end result is a number between 1 (lowest score) and 5 (highest score) for every aspect of the issuer, including: price, market, differentiation, performance, team, and risk, as well as an overall score for the issuer at a specific funding round. Our software team employs four layers of code review including personal code review, group code review; staging review; and post-launch bug review and fix.

Our research, data, and proprietary ratings are accessed via subscription services through our web-based platform. We currently offer four levels of service on a subscription-based model for access to our platform, including a free tier and three priced tiers. Paid subscriptions can range from monthly to one-year or multi-year arrangements and are generally non-cancellable during the contractual subscription term.

Free Tier – Our free tier offering provides retail investors with access to basic analytics on every company raising capital under Reg CF. The landing page of our website available to all tiers includes general industry data, including general Reg CF industry statistics, an overview of new deals, top ten weekly raises, latest ratings, latest analyst reports, industry valuation trends, industry analysis, founder profiles, top deals, deals to watch, and much more. From the landing page, a subscriber can link to various pages that provide educational tools and other information about investing and information pertaining to companies conducting offerings, which includes analyst reports, ratings and other resources. It also provides market level analytics on the Reg CF space as a whole, including the amount raised on each Reg CF platform, aggregate information by industry and development stage of companies offering under Reg CF. We also offer subscribers to create their own portfolio page to add all of their Reg CF investments from the various platforms into a personal portfolio that allows them to visualize all of their Reg CF investments in one place (we make clear to our subscribers that we are not the holder of the investments, nor a portfolio manager; we simply provide visualizations of investments in one place).

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Each company page on our website provides a synopsis of the deal: specific deal information, such as the amount sought and the valuation of the issuer; fundraising performance analytics such as investment momentum, amount raised to date, number of investors, and a “price score” that rates the per unit price of the security offered against the valuation; the industry in which the issuer operates; the market for its products; the management team, differentiating factors; performance; and our outlook for the company under both good and less than optimal conditions. We also send our subscribers weekly emails covering the latest deals to market, a newsletter roundup of what’s going on at KingsCrowd and other general industry news.

Each of our paid tiers offer the information and tools available in the free tier with the additional features we describe below.

Crowd Tier – A $10 per month paid subscription, or $100 annually, offers to subscribers a select set of our proprietary Reg CF startup investment ratings produced by our in-house investment research team utilizing our proprietary algorithms. Ratings are sorted into “Top Deals,” “Deals to Watch,” and “Underweight” based on a standardized set of metrics (e.g., market size, founders) that are researched by our investment research team in an independent and unbiased manner.

Pro – A $30 per month paid subscription, or $200 annually, that entitles subscribers to receive all of our proprietary Reg CF startup investment ratings sorted as above. This tier also provides Reg A ratings and Rule 506(c) ratings of the deals within those categories that we cover.

Merlin– A $50 per month paid subscription, or $500 annually, that offers subscribers access to a first-of-its-kind data-driven, quantitative rating system that benchmarks all Reg CF and Reg A+ deals against one another providing a powerful sorting and filtering tool for analyzing the market of available investment opportunities on all Reg CF and Reg A+ platforms. patent-pending rating algorithm for early and growth-stage companies (pre-seed, seed stage and Series A and Series B companies). This provides a quantitative deep dive on all key components (e.g., price, team, market, differentiators, performance) and easy sorting and filtering tools for identifying these market opportunities.

Subscription Tier Product Development

Our early focus has been to offer subscribers complete coverage of all Reg CF and Reg A+ (now 50% coverage) (pre-seed, seed Series A fund) offerings. With that goal achieved we are concentrating on developing additional subscription tiers that cover all Reg A and Rule 506(c) offerings. Eventually, we expect to add subscription tiers that cover early stage, later stage and mezzanine offerings that are made available to investors online.

We expect that many of our future products will be directed to discrete market niches and more sophisticated investors.

Merlin All Access – We expect to develop a product that covers companies raising capital by offering series of preferred stock (A – C) in private offerings. Prior to the adoption of Rule 506(c) and the amendments to Reg A, these offerings typically were made pursuant to Rule 506(b) to institutions, private equity groups and other professional investors and were not available to retail accredited investors. With the adoption of Rule 506(c), that allows for general solicitation to accredited investors, the increase in the offering limits under Reg A, which increases the utility of the exemption for larger companies that require more capital for their businesses, and the proliferation of online Reg D platforms, preferred stock offerings are more widely available to accredited investors. Many companies that offer preferred stock already may have products in the market and require capital for things such as research and product development or for marketing these products. Investments in these types of companies generally are less risky than investments in start-up or early-stage companies because these companies may have mature product from which issuers are generating revenue. We believe that there is a fertile market for a product that provides research, analytic tools and ratings for preferred stock offerings, especially as we look to expand across multiple asset classes such as real estate and collectibles.

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B2B Merlin – Is a business-to-business solution that we will seek to develop to address an institutional or other business customer’s specific needs. For instance, B2B (business to business) customers such as multi-family offices and other wealth advisers will be given full access licenses to provide to all of their customers as well as white label capabilities and simplistic reporting/tracking of investments across all of their customers priced at $500 per month or $5,000 per year.

B2B2C Merlin – Is a solution directed at large institutions such as online brokers and financial publications that want to make our products available to their customer base. We may create products to order for institutions that could repurpose them into their customer offerings.

KingsCrowd Capital, LLC

In January 2022, we launched a new line of business through the creation of KingsCrowd Capital LLC to manage private investment funds investing in companies rated by us. These funds are intended to give investors the opportunity to invest in diversified portfolios of companies covered by our research, ratings and analyst reports. We have partnered with AngelList to create and administer these funds. We are the sole member and manager of KingsCrowd Capital, and serve as the investment sub-advisor to the funds. Currently, one of these funds, which will invest in those companies rated in our two highest rating categories, is active and currently raising capital from investors. KingsCrowd Capital will receive a management fee of 1% of the value of the assets of the fund and a carry equal of up to 10% of investment returns, subject to customary terms and adjustments. The fund seeks to raise up to $10 million from up to 250 investors who are “accredited investors” and has a 10-year life. We expect to launch additional funds built around other ways to using the output from our research, ratings and analysts reports in the future. KingsCrowd Capital intends to file with the SEC as an exempt reporting adviser (“ERA”) under the Investment Advisers Act of 1940 when it meets the standard for an ERA and the funds are structured and intend to operate to be exempt from registration as investment companies under the Investment Company Act of 1940 as venture capital funds. The funds will be offered and sold under an exemption from registration under the Securities Act of 1933 pursuant to Rule 506(c) under Regulation D.

Ratings Algorithm Development

We have been collecting significant data on every company for many years and we are currently working on machine learning algorithms to predict successful fundraising metrics, such as: Would the company reach its target funding amount or not, if yes, how long will it take? How many investors would invest? What would be the average investment amount? and much more. Also, by having access to thousands of both successful and failed companies we are working on an artificial intelligence model that would be able to predict the potential valuation of new startups at different stages, and the potential exit returns.

Utilizing our 500 data points on each company and watching the progress of these companies over time, we can begin to identify patterns within our rating system that lead to outperformance, which can be utilized for creating future indices products. We will seek to expand our rating algorithm capabilities by:

•	developing the data infrastructure to support a growing number of data points as we cover more of the online private markets;

•	beginning to track company performance over time and apply machine learning algorithms that enable predictive analytics for private market investing;

•	creating data automation capabilities to better scale up our market coverage capabilities; and

•	developing first of its kind indexes of the online private markets utilizing our data sets.

Our Competitive Advantage

First-mover

We have the advantage of being the first and, we believe, only data-driven rating system for the online private markets. While there is a Reg CF deal flow aggregator in Crowdlustro.com, we are not aware of any other company that currently is tracking every Reg CF deal in the market or any Reg A, Rule 506(c) or late-stage secondary deals, and rating each of them with a standardized, proprietary rating formula for assessing the qualities of early, growth and late-stage investment opportunities in the online private markets. We believe our first to market position provides us with a number of advantages, including that:

•	we are gaining familiarity with different classes of investors in the online private markets which will allow us to develop the products that users most desire;

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as the only service provider in this space, we believe that we are building a reputation that will position us to establish relationships with and provide products to financial services institutions and other financial services providers before competition in the space increases;

•	our singular status will position us as the leader in the space for online private market tools and afford us the ability to establish and shape industry norms and standards; and

We believe that we are building a reputation as a trusted provider of research, analytic tools and ratings in the online private markets and that we can continue to make a name for our Company.

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Independent

We provide research, analytics and ratings independent of the companies we cover, and accept payments only from our subscribers to access the ratings and analytics we generate. Our customers can trust that the information we provide to them is unbiased because we do not accept advertisements or other payments or perquisites from issuers, online platforms or their agents. We will continue to function autonomously from funding platforms and issuers.

Large and Growing Dataset

We have been tracking every Reg CF deal for over 3 years and Reg A+ deals for over a year and we have built and continue to add to our proprietary database of companies raising capital online. The value of our datasets grows each day as the universe of Reg CF and Reg A+ companies grow and the importance of data in this market grows. We believe that our database will allow us to distinguish and analyze trends in the overall markets for the different types of offerings and for industries and sectors within these markets as well as differentiate the competing online platforms based on types of deals and success. The growth of our database will allow us to fine-tune our ratings algorithms and create the foundation for us to develop machine learning capabilities that we believe will enhance the accuracy of our ratings and rankings.

Rating Algorithms

Our proprietary ratings algorithms for early-stage companies (pre-seed, seed stage companies) are the first and only one of their kind. Our proprietary algorithms compare all issuers that are actively raising capital to each other based on over 500 data points that we collect and are processed through our proprietary rating algorithm, which ranks them based on collected data, and then converts the ranking into a score. With our data base of historical performance, we are able to back-test deals against our rating, which allows us to continuously improve our algorithms, which will provide us with a data and intelligence edge that would likely take years for others to replicate, if at all. Historically, our rating algorithm has shown a potential ability to identify companies that can continue on to new rounds of funding at higher valuations.

Quality

We subject our ratings analyses to four levels of software review and our investment research content to three levels of data audit to ensure the accuracy of the information we provide to our subscribers.

Our Market Strategy

We seek to acquire customers in an efficient manner. We believe that brand building is an important direct and indirect component of our marketing strategy and will continue to incorporate brand building strategies into all of our go to market efforts. Our goal is to be synonymous with trusted research, analytics and ratings for retail investors in the online private markets.

We will allocate a significant percentage of the net proceeds we receive from this offering to marketing efforts. We intend to engage additional experienced marketing personnel that share our vision for our Company to develop and implement marketing campaigns to attract retail investors and financial institutions and professionals.

Direct-to-Retail Investors

Our direct-to-retail investors approach leverages digital customer acquisition tools, social media campaigns and print advertising.

We have enjoyed significant success utilizing search engine optimization, or SEO, which helps our audience find us by boosting our ranking during internet searches. Services such as Google Analytics and HubSpot, provide immediate feedback as to the success of any specific Internet based marketing effort by allowing us to track where and how we are acquiring our customers and understand the strength of each ad channel.

We utilize Facebook, LinkedIn and other social media platforms which also allow us to track successful ad campaigns. We believe that these channels are effective in creating name recognition for and name awareness of our Company and assist with building our brand.

Our customer surveys show that we acquire a steady stream of new retail investors through our existing subscribers through referrals. We expect to implement a personal referral program over the coming months to reward subscribers who introduce paying customers to our platform.

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We also plan to employ print ads to appear in select publications in certain geographic areas. We expect to pursue ad placement to attract individual subscribers in larger financial publications.

Our goods and services are purchased on a one-time, monthly and annual subscriptions. All of our customers are stored in our customer relationship management, or CRM, tools and we have developed a strategy for communicating with them on a regular basis. For non-paid subscribers, we typically send two monthly emails to incentivize them to enroll in a paid subscription product. We also communicate regularly (once per month) with paid members to encourage upgrading to higher tier products. We consistently send emails to our customers around website content to keep them generally informed of what is going on at a weekly basis. We have enjoyed exceptional email open rates (often 20%, well above market averages in the 11 and 12%) and high general user engagement from our audience with the current communication plan in place.

Financial Publishers

We work with financial publishers on a pay for performance basis, by inserting ads into their publications. Working with financial publishers has been a valuable tool because the ads we place are formatted and tagged in such a way that we know what ads are effective at driving customer response, which make our ad spend more efficient. We intend to continue working with financial publishers and to develop a pay for performance plan in which we agree to pay the publisher for paid subscribers that originate out of their publication.

Financial Institutions and Other Financial Professionals

We expect that our future marketing plans will target financial institutions, financial publications and other financial professionals, such as wealth advisers and public markets data providers. We will seek to enter into partnerships and licensing arrangements that will allow these organizations and professionals to make our products available to their customers, which could expand our user base rapidly and significantly.

Prior to COVID-19, we attended many financial technology, or Fintech, events from which we gained positive press and that led to other partnerships that could help drive new customers to our business and we expect to continue this practice as the economy opens up as the pandemic recedes and we can attend such events safely.

As we complete development of products for the move into business-to-business offerings, or B2B, and B2B2C products (in which we sell our products to another business that makes our products available to its customers), we will be scaling up our professional support sales teams for marketing our products to financial institutions, financial publications and other financial professionals.

Growth Strategy

We are allocating a substantial percentage of the net proceeds we receive from the sale of Class A common stock in this offering to enhance existing products and create new products and services, expand our marketing efforts and research product development. We will continue to improve our algorithms, web site, platform, investment research capabilities, ratings algorithms, and develop new products. Our plans for the future of the business are as follows:

Acquire New Customers

We believe that our first-to-market status provides us with a substantial opportunity to increase adoption of our solutions. We have experienced strong organic new customer growth due to the free tier subscription which can be augmented by upgrading to paid subscriptions. We intend to aggressively pursue new customers with increasing efficiency while expanding our sales capacity and market reach. Although 5% to 10% of new customers immediately subscribe to a paid tier subscription, we intend to drive higher conversion of our free subscribers through various sales, marketing and product initiatives as one component of our customer acquisition strategy as described under the heading entitled “Business— Our Market Strategy.”

Continue to Innovate and Develop New Products

We are focused on investing in research and development to continue to enhance our products and release new products and features. As described elsewhere, we currently are developing several new products for the early- and late-stage companies and mezzanine financing rounds that build upon our existing products, including enhanced rating algorithms and systems, some of which are intended for use by institutional organizations, financial publications and other financial professionals. We are allocating a substantial percentage of the net proceeds we receive from the sale of Class A common stock in this offering to research product development. We will continue to improve our algorithms, web site, platform, investment research capabilities and develop new products such as those described below.

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Coverage Expansion

We currently track 100% of Reg CF deals and rate all Reg CF deals using our proprietary rating technology, in addition to providing general research and data resources for customers and currently track and rate approximately 60% of Reg A deals. We now have a rating algorithm developed for looking at early, growth and late-stage companies and we intend to expand coverage to all online private markets, including 100% of Reg A, Rule 506(c) and late-stage secondary markets and utilize the experience and basic structures of our database and Reg CF algorithms to develop new asset class ratings algorithms to rate investments.

Channel Expansion

As we have built-out our product offerings to cover additional online private markets, we are starting to garner interest from financial institutions, financial publications and other financial professionals, such as wealth advisers and public markets data providers. We will seek to enter into partnerships and licensing arrangements that will allow these organizations and professionals to make our products available to their customers, which could expand our user base rapidly and significantly.

Asset Expansion

Once we complete product expansion to cover all online private market deals, we intend to expand into other asset classes that utilize online private markets, including real estate equity and debt, consumer debt, and other alternatives. We want to establish a reputation as the most trusted provider of ratings and analytics for the entirety of the online private markets across all asset classes.

Expand into International Markets

The United Kingdom and several Asian Pacific countries have vibrant online private market ecosystems. Once we have rolled out coverage of the U.S. online private markets, we expect to investigate whether expansion into the United Kingdom and other jurisdictions that have robust online private markets is practicable from an economic and business perspective and whether the allocation of resources to these markets represents an judicious use of resources. We have begun to form partnerships with local partners that can help us access and enter these new markets.

Realizing our Expansion Objectives

We have commenced efforts to create products that cover all Reg A, Reg D and late-stage secondary offerings with planned releases occurring during 2021 and 2022 for each of these products. We already have the investment research and analysis teams in place for such purposes. Our existing tech team will manage the platform buildout and other infrastructure requirements associated with rolling out these products. We do not expect incur any additional costs beyond those currently budgeted and allocated.

We then expect to expand into other asset classes, such as business credit, real estate and alternative asset classes for which online private markets are burgeoning. We believe that our efforts to expand coverage into these other markets will require us to engage teams of three or four staff members that have experience in the specific market or asset class we are targeting. Our existing tech team has the competency to expand the platform infrastructure to cover these new asset classes. We project that the annual cost to engage and maintain each team will be approximately $250,000 to $300,000. We have allocated proceeds that we may receive from the sale of the Company Offered Shares in this offering for such purposes.

In order to achieve our growth strategy, we will require substantial proceeds from this offering or from other sources to retain the necessary personnel to develop pipeline products, build sales channels and implement the other growth initiatives described above.

Competition

We believe that we are the first and currently the only company to offer research, analytics tools and rating services to retail investors that cover all Reg CF offerings. We are aware that other financial service companies offer online newsletters and similar publications, such as Angels & Entrepreneurs, that offer general information about the Reg CF and Reg A markets, but we believe these offerings are directed at a different type of clientele than our products. With respect to other types of offerings made in the online private markets, such as Reg A and Rule 506(c) and early and late-stage offerings, we are aware that there are web-based products that provided private and public capital market data products geared to professional investors, such as private equity groups and investment banks, including Pitchbook, Crunchbase and CB Insights. We believe that some companies may offer rating tools for the public markets, such as Morningstar.

We differentiate ourselves from our competitors by focusing on the online private markets where there is currently no solution like ours, have developed a unique rating algorithm and set of research tools that are unique to the needs of online private market investors and have priced ourselves well below the pricing of traditional private equity data solutions.

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We believe that the key competitive factors in our market include:

•	breadth of coverage of the online private markets.
•	product features, quality, and functionality;
•	the accuracy of the research and ratings provided.
•	depth of data assets that will allow an organization to improve its ratings algorithms and machine learning capabilities;
•	brand recognition; and
•	pricing.

We believe that we can compete favorably on the basis of these factors. We believe that we are building a brand that our customers trust and that we are well-positioned to service new customers with our existing and future products. We will continue to build upon this foundation as a means to effectively compete in our industry.

We expect the market for investment tools for the online private markets will continue to evolve and grow, as greater numbers of companies utilize Reg CF, Reg A and Rule 506(c) and more retail investors become attracted to these types of investments. Large financial services organizations such as national brokerage firms and investment banks may seek to develop products internally that cover the online private markets to satisfy their customers demand for information. Existing ratings firms, such a Moody’s and Standard and Poor’s, may extend their coverage to include the online private markets. In addition, financial publishers, such as Morningstar and Dow Jones, may find that the online private markets represent an area for expansion and develop products aimed at these markets.

Research and Development

We invest substantial time, energy, and resources to ensure we have a deep understanding of our customers’ needs, and we continually innovate to deliver value-added products and services through our platform. Our research and development organization consists of software engineering, product, and design teams. These teams are responsible for the design, development, and testing of our software and products. We focus our efforts on developing new functionality and further enhancing the usability, reliability, and performance of existing applications.

Intellectual Property

We rely on a combination of trade secrets, license agreements, confidentiality procedures, non-disclosure agreements, employee non-disclosure and invention assignment agreements, and other legal and contractual rights to establish and protect our proprietary rights. During the pendency of this offering, we filed one patent to cover our proprietary ratings algorithms. We also expect to file for copyright and trademark protection of various other intellectual property assets, including our name and other brand indicia. We also have registered a domain name for our website.

We control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors and customers. It is our practice to enter into confidentiality and invention assignment agreements (or similar agreements) with our employees, consultants and contractors involved in the development of intellectual property on our behalf. We also enter into confidentiality agreements with other third parties in order to limit access to, and disclosure and use of, our confidential information and proprietary information. We further control the use of our proprietary technology and intellectual property through provisions in our terms of service. We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective.

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Employees

As of December 31, 2021, we had 23 full-time employees. In addition, we engage fifteen consultants who provide critical services to us and who allocate varying portions of their business time to our endeavors. Upon the closing of this offering, we intend to enter into employment agreements with a number of our existing consultants.

None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages and we consider our relations with our employees to be good.

Facilities

We maintain our principal executive offices at 855 Boylston Street, Suite 1000, Boston MA 02116. The preponderance of our employees have the option to work remotely. As a result of this strategy, we maintain physical offices in major cities where our officers reside for purposes of collaboration and team building. We currently lease office space in Baltimore, Boston, San Francisco and Washington, D.C. We may lease office space in additional cities where we find a future concentration of employees.

We believe that our facilities are adequate to meet our needs for the immediate future, and that, should we need additional physical office space, suitable additional space will be available in the future.

Legal Proceedings

We are not presently a party to any litigation.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this offering circular:

Name	Age	Position
Christopher Lustrino	29	President, Chief Executive Officer, Chief Financial Officer, Treasurer and Director
Venkatachalam Sankaranarayanan Jr.	48	Vice President – Strategy
Ahmad Takatkah	40	Vice President – Investments
Howard Schneider	64	Chief Technology Officer
Andrew Gordon	69	Managing Director
James Bordewick	63	Chief Legal Officer
Daniel Waterman	34	Director
Cecilia Lenk	67	Director

Background Information about our Officers and Directors

Executive Officers

Christopher Lustrino is a founder of the Company and served as a manager and the chief executive officer of our Company prior to the Corporate Conversion and as our Chief Executive Officer, President, Chief Financial Officer, Treasurer and a director since the Corporate Conversion. From 2014 to 2017, he served as a consultant at LEK Consulting, where he focused on private equity due diligence. During 2016 to 2018, Chris was responsible for finance operations at Freebird, a travel tech startup. In 2016, Chris founded Simple.Innovative.Change, a Fintech publication focused on alternative investments and lending, and was a finalist for the 2018 LendIt Fintech Journalist of the Year.

Venkatachalam Sankaranarayanan, Jr. has served as our Vice President of Strategy since our acquisition of the assets of Early Investing in April 2020: Vin started his career as an online media entrepreneur and pioneer with USA TODAY where he worked from 1995 to 2005. He helped develop much of the content, content models, business models and technology in use today while working for Gannett’s two national publications -- USA WEEKEND and USA TODAY. He has founded several companies in the gaming space and continues to the gaming industry helping to enable new technologies for the space.

Ahmad Takatkah has served as our Vice President – Investments since January 2020. Ahmad comes to KingsCrowd with a blend of venture capital and data science experience. He holds an MBA, is a Kauffman Fellow and from 2009 to 2016, he worked in venture capital, with stops at N2V, Leap Ventures, and ArzanVC. He also spent three years at Carta, a leader in cap table management and private equity technology. In his free time, he runs his own VC and data science-focused blog: VCpreneur.com where he entertains and educates thousands of readers.

Howard Schneider has been our Chief Technology Officer since January 2020. Howard has spent the past 30 years co-founding various startups in the chief technology officer role, including several that ended in successful exits, including Bright Tiger Technologies, which was acquired by MacroMedia, Videominex, which was acquired by Iverify.us; and most notably Generate, Inc. which was acquired by Dow Jones. Howard spent two years as chief technology officer of the Dow Jones, Business Intelligence Group after the acquisition. With this time and experience in the financial services sector, Howard has gained significant understanding of financial technology and capital market requirements. Howard also Co-Founded Crowditz, which we acquired in 2018.

Andrew Gordon has served as our Managing Director since April 2020. After graduating from the London School of Economics, Andy worked with the U.S Department of Commerce, the CIA, and a K Street firm that monitored World Bank activities. He went on to consult on a series of infrastructure projects around the world. Following that, he worked with Dow Chemical, Lockheed Martin, and Bethlehem Steel to increase global sales. He also worked under the Governor of Maryland on global trade and investment initiatives. From there he joined a global investment advisory service and then a startup investment advisory service where he provided guidance to accredited investors, retail investors and crowdfunders.

James Bordewick has served as our Chief Legal Officer since April 2021. He began his career in private practice in Boston at Gaston Snow and Ely Bartlett and Ropes & Gray, before becoming the chief legal officer for MFS Investment Management’s fund business. After that, he worked at Bank of America as general counsel for its various asset management businesses and as chief compliance officer of these investment management business and its private bank. Jim then joined an equity crowdfunding portal as the head of operations, legal, and regulatory affairs in order to be part of the growing movement for increasing accessibility to private capital markets for all investors.

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Non-Employee Directors

Cecilia Lenk has served as a director of our Company since 2018. Since 2017, she has served as the chief executive officer of NCI, a financial services firm where she oversees the general operation of the business. From 2012 through 2016, Cecilia was a creative strategist at FableVision, an education and media company. She also currently is a member of the LaunchPad Venture Group, an angel investor organization that invests in startup companies.

Daniel Waterman has served as a director of our Company since our inception. For the last five years, Mr. Waterman has served as the manager of Nantascot LLC, a private investment and real estate company. Mr. Waterman has been realtor at Coldwell Banker since 2015.

Advisory Board

We have an Advisory Board that provides advice relating to the following:

•	business strategy;

•	business development; and

•	capital raising.

Each of the members of our Advisory Board acts as an independent consultant and receives stock-based compensation for his or her services pursuant to the terms of consulting agreements between us and each advisor. Restricted stock granted to each advisor vests on a monthly basis.

As of the date of this offering circular, the members of the Advisory Board are:

John Engle
Michael Even
John Fanning
Patrik Hellstrand
Barry Kurland
Jenn Lee
Caroline Mizumoto
Andrea Walne

Below is biographical information for each member of the Advisory Board.

John Engle - John Engle is the President of Almington Capital, a merchant banking and venture capital firm founded in 2013, which is reimagining the merchant banking concept. He is also a business adviser to Redcrow, an online private market focused on funding healthcare-related startups.

Mike Even is an investment professional with over 35 years of industry experience in various roles and organizations. Most recently, Mike was the Chairman of Man Numeric Investors in Boston and was a member of the Man Group Executive Committee. He joined Numeric in 2006 and served as President and CEO until December 2016. Prior to joining Numeric, Mike worked for Citigroup for nine years building a global asset management organization. After Citi merged with Travelers, he became global CIO of the Private Bank and eventually, global CIO for and Co-Head of Citigroup Asset Management, overseeing investment teams running more than $500 billion in client assets. Prior to joining Citigroup, Mike spent 13 years at Independence Investment Associates in Boston. Mike received a Bachelor of Arts degree in economics, a BS degree in operations research from Cornell University and a master’s degree in business from the Massachusetts Institute of Technology. Mike currently serves on the investment committees of the Massachusetts Pension Reserves Management Board (PRIM), the Whitehead Institute and the Trustees of the Reservation and on a few Boards and Advisory Boards.

John Fanning, founding chairman and CEO of napster, has been a pioneer in internet technologies for over 25 years. In addition to his work with napster on the distributed aggregation of content, he has introduced such net-related innovations as client-server game play, voice over IP, and auto-upgrading/authentication. Since 1994, he has founded numerous successful Internet ventures, including napster, NetGames and NetMovies.

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Patrik Hellstrand, an entrepreneurial executive with broad experience working with lifestyle and luxury companies, is the CEO of Picadilly, a better-for-you salad bar organization making healthy foods accessible at an affordable price point within your grocery store. Prior to that, he was CEO of by CHLOE, a plant-based fast-casual restaurant brand based in New York, NY. He was also the Founder of SQInsight Hospitality, which was a hospitality service analytics and technology product development company, and is currently the founder and author of thrivewired (www.thrivewired.co), an original and curated content-driven site offering advice on tackling the challenges of excelling in a growing business while achieving a thriving life. He has a keen focus on growth strategies, revenue growth and customer-centricity.

Barry Kurland is currently the Chief Operating Officer at Cecelia Health, a venture-backed healthcare technology company focused on improving the lives and health outcomes of people living with diabetes and related chronic conditions. Previously he started up and scaled five businesses in emerging markets while a General Manager at Microsoft, was an Operating Partner at a venture capital firm that invested in technology-enabled business services, a VP of Early-Stage Product and Business Development at a NYSE listed corporate payment and business solutions company, and a Chief Operating Officer of several technology startups.

Jenn Lee was the Director of Technology of StreetAccounts. She built the tech behind the real time analytics platform that catered to the public markets, which was acquired by FactSet in 2012, where she spent time as Lead Software Engineer. She currently serves as Head of Technical Innovation at Amazon where she works on Audible features for Alexa. She has extensive experience in application and database architecture, Agile project management, as well as growing high-performing and diverse software engineering teams.

Caroline Mizumoto currently advises and invest in startups. In the past she spent time as an engineer and strategist at Twitter during its early scaling days in 2008. Following her time at Twitter she advised and invested in companies such as EveryLayer, Dekko, Lumoir and several others.

Andrea Lamari Walne is a General Partner at Manhattan Venture Partners, a venture fund and research-driven merchant bank with a refined focus on a portfolio comprising of majority secondary direct investments in pre-IPO companies. She leads the San Francisco regional office and is responsible for overseeing the firm’s growing West Coast presence and team. Working directly with more than 100 late-stage private companies, Ms. Walne has facilitated over $10 billion worth of transactions and secondary investments for mid and late-stage private companies. As one of the first female executives in the space, Ms. Walne has been leading private company liquidity in the secondary market since its early days, beginning her career as a co-founder of Forge (previously Equidate). Prior to joining MVP, she led the liquidity solutions team at Carta (previously eShares) spearheading the launch of CartaX. Before her involvement with Carta, she spent three years as the West Coast director for NASDAQ Private Markets, a division of Nasdaq, Inc., where she ran business development for this unit, bolstering NASDAQ’s presence by supporting late-stage, pre-IPO companies before they listed on the exchange. She has facilitated transactions for companies such as Slack, Uber, Stitch Fix, and PagerDuty.

Involvement in certain legal proceedings.

No executive officer, member of the board of directors or control person of our Company has been involved in any legal proceeding listed in Item 401(f) of Regulation S-K in the past 10 years.

Term of Office

All our directors will hold office until their successors have been elected and qualified or appointed or the earlier of their death, resignation or removal. Executive officers are appointed and serve at the discretion of the board of directors.

Family Relationships

There are no family relationships among our directors or officers.

Board Composition

Our business and affairs are managed under the direction of our board of directors, which we refer to as the Board. We currently have three directors. Cecilia Lenk and Daniel Waterman were elected under the provisions of a Stockholders Agreement entered into by Nantascot and NCI. Under the terms of this Stockholders Agreement, the stockholders who are party to the Stockholders Agreement have agreed to vote for a Board comprised of three persons and to vote their respective shares to elect: one director designated by Nantascot, currently Mr. Waterman; and one director designated by NCI, currently Ms. Lenk. The Stockholders Agreement will terminate on the completion of a public offering from which we receive gross proceeds of $10 million.

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We do not have a policy regarding the consideration of any director candidates that may be recommended by our stockholders, including the minimum qualifications for director candidates, nor have our officers and directors established a process for identifying and evaluating director nominees. We have not adopted a policy regarding the handling of any potential recommendation of director candidates by our stockholders, including the procedures to be followed. Our officers and directors have not considered or adopted any of these policies as we have never received a recommendation from any stockholder for any candidate to serve on our board of directors.

Director Independence

Our securities are not listed on a national securities exchange or on any inter-dealer quotation system, which has a requirement that a majority of directors be independent. We evaluate independence by the standards for director independence set forth in the NASDAQ Marketplace Rules and the rules and regulations of the SEC. Under such rules, our Board has determined that none of the members of our Board are independent directors. In making such independence determination, our Board considered the relationships that each non-employee director has with us and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. In considering the independence of the directors, our Board considered the association of our directors with the holders of more than 5% of our common stock.

Committees

Our bylaws provide that our Board has the authority to appoint committees to perform certain management and administration functions; however, at this time, we are not required to and do not have any committees of the Board. The functions of an audit committee, a compensation committee or a nominating committee are being undertaken by our Board. Because we do not have any independent directors, our Board believes that the establishment of committees of our Board would not provide any benefits to our Company.

Board Leadership Structure

We believe that effective board leadership structure can depend on the experience, skills, and personal interaction between persons in leadership roles and the needs of our Company at any point in time. We have not adopted a formal policy on whether the chairman and chief executive officer positions should be separate or combined so as to support flexibility in the structure the Board by not requiring the separation of these roles.

Our Board currently believes that it is in the best interests of our Company to have our chief executive officer also serve as the chairman of the board. We believe that our chairman and chief executive officer provides strong, clear, and unified leadership that is critical in our relationships with our stockholders, employees, consultants, customers, suppliers, and other stakeholders. The extensive knowledge of the chief executive officer regarding our operations and industries and the markets in which we compete uniquely positions him to identify strategies and prioritize matters for board review and deliberation. Additionally, we believe the combined role of chairman and chief executive officer facilitates centralized board leadership in one person, so there is no ambiguity about accountability. The chief executive officer serves as a bridge between management and the Board, ensuring that both groups act with a common purpose. This structure also eliminates conflict between two leaders and minimizes the possibility of two spokespersons sending difference messages.

Our Board does not believe that combining the position creates significant risks, including any risk that the chairman and chief executive officer will have excessive or undue influence over the agenda or deliberations of the Board.

The chairman of the board provides guidance to the Board; facilitates an appropriate schedule for board meetings; sets the agenda for board meetings; presides over meetings of the Board; and facilitates the quality, quantity, and timeliness of the flow of information from management that is necessary for the board to effectively and responsibly perform its duties.

The chief executive officer is responsible for the day-to-day leadership of our company and setting our company’s strategic direction.

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Board Diversity

While we do not have a formal policy on diversity, our Board considers diversity to include the skill set, background, reputation, type and length of business experience of our Board members as well as a particular nominee’s contributions to that mix. Although there are many other factors, the Board seeks individuals with experience on tech company boards as well as experience with advertising, marketing, legal and accounting skills.

Board Role in Risk Oversight

Risk is inherent in every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including strategic risks, enterprise risks, financial risks, and regulatory risks. While our management is responsible for day-to-day management of various risks we face, the Board, as a whole, is responsible for evaluating our exposure to risk and to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. We expect our Board to review and discuss policies with respect to risk assessment and risk management. The Board also has oversight responsibility with respect to the integrity of our financial reporting process and systems of internal control regarding finance and accounting, as well as its financial statements.

Limitation of Liability and Indemnification

Our certificate of incorporation provides that to the fullest extent permitted by the Delaware General Corporation Law, a director shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Our bylaws provide that we shall indemnify and hold harmless our directors and officers, to the fullest extent permitted by applicable law, except that we will not be required to indemnify or hold harmless any director or officer in connection with any proceeding initiated by such person unless the proceeding was authorized by our board of directors. Under our bylaws, such rights shall not be exclusive of any other rights acquired by directors and officers, including by agreement.

Our bylaws provide that we will pay expenses to any director or officer prior to the final disposition of the proceeding, provided, however, that such advancements shall be made only upon receipt of an undertaking by such director or officer to repay all amounts advanced if it should be ultimately determined that such director or officer is not entitled to indemnification under the bylaws of or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The above provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. The provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceedings that might result in a claim for such indemnification.

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COMPENSATION OF EXECUTIVE OFFICERS

The following table sets forth the annual compensation of each of the three highest paid persons who were executive officers or directors during years ended December 31, 2020 and 2021.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	All Other Compensation ($)(2)	Total Salary ($)
Christopher Lustrino	2021	159,288	1,838,804	–	1,998,093
President, Chief Executive Officer and	2020	85,801	180,000	–	265,800
Chief Financial Officer

Venkatachalam Sankaranarayanan Jr.	2021	150,000	–		150,000
	2020	112,884	–	1,784	114,668
Vice President – Strategy

Ahmad Takatkah	2021	140,192	222,585	–	362,777
	2020	108,734	31,500	–	140,234
Vice President – Investments role

Howard Schneider	2021	142,981	450,000	–	592,981
	2020	106,000	37,996	–	143,996
Chief Technology Officer role

Sean O’Reilly [3]	2021	90,762	706,619	–	797,380
	2020	6,750	99,999	–	106,749
Chief Marketing Officer

Andrew Gordon	2021	157,800	–	–	157,800
	2020	118,154	–	–	118,154
Managing Director

James Bordewick	2021	90,323	87,500	–	277,823
	2020	–	–	–	–
Chief Legal Officer

(1) The amounts reported represent the aggregate grant date fair value of the options awarded to the named executive officers during identified fiscal year, calculated in accordance with FASB ASC Topic 718. Such grant date fair value does not take into account any estimated forfeitures. The amounts reported in this column reflect the accounting cost for these awards and does not correspond to the actual economic value that may be received by the officer upon the sale of any of the underlying shares of Class A common stock.

(2) The amount indicated represents cash paid to the named executive officer for the reimbursement of medical insurance premiums in accordance with the terms of his agreement with the Company.

(3) Mr. O’Reilly left the Company on March 3, 2021.

Outstanding Equity Awards as of December 31, 2021

The following table sets forth certain information about equity awards granted which consisted of restricted shares of Class A common stock to our named executive officers that remain outstanding as of December 31, 2020.

	Stock Awards – Employees and Consultants
Name	Grant Date	Total Granted #	Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested ($)
Christopher Lustrino	2018	7,631,491	309,926	309,926
Ahmad Takatkah	2020	890,341	452,788	452,788
Sean O’Reilly [1]	2018	2,826,475	350,166	350,166

(1) Mr. O’Reilly left the Company on March 3, 2021.

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The following table sets forth certain information about equity awards granted which consisted of restricted shares of Class A common stock to members of our Advisory Board that remain outstanding as of December 31, 2020.

	Stock Awards – Advisory Board Members
Name	Grant Date	Total Granted #	Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested ($)
George Attalah	3/1/20	108,113	0	0
John Engle	6/30/18	227,724	28,212	28,212
Michael Even	5/1/19	276,769	92,067	92,067
Patrik Hellstrand	1/1/19	238,573	0	0
Barry Kurland	10/10/18	119,891	23,223	23,223
Jenn Lee	1/1/19	190,864	47,814	47,814
Caroline Mizumoto	3/1/20	432,452	0	0
Andrea Walne	9/23/19	308,440	133,214	133,214

Employment Agreements

We have entered into employment agreements with the persons identified below.

On April 1, 2020, we entered into an employment agreement with Andrew Mark Gordon to serve as our Managing Director. The agreement provides that Mr. Gordon will serve as an at will employee for an annual salary of $150,000 per year. Commencing as of May 1, 2020, we agreed to reimburse Mr. Gordon for 50% of his medical insurance premiums.

On April 1, 2020, we entered into an employment agreement with Venkatachalam Sankaranarayanan Jr. to serve as our Vice President - Strategy. The agreement provides that Mr. Sankaranarayanan will serve as an at will employee for an annual salary of $150,000 per year. Commencing as of May 1, 2020, we agreed to reimburse Mr. Sankaranarayanan for 50% of his medical insurance premiums.

Compensation Plans

2020 Incentive Plan

In December 2020, upon the consummation of the Corporate Conversion, our board of directors and stockholders adopted the 2020 Incentive Stock Plan (the “Plan”). As provided in the Plan of Conversion, all outstanding unvested units granted to employees, consultants and advisors in the pre-conversion limited liability company were converted into unvested shares of Class A common stock subject to the terms of the Plan.

An aggregate of 6,000,000 shares of our common stock is reserved for issuance and available for awards under the Plan. The Plan administrator may grant awards to any employee, director, consultant or other person providing services to us or our affiliates.

Upon the effective date of the Corporate Conversion, all unvested awards of restricted units in KingsCrowd LLC outstanding as of such date were converted into awards of unvested restricted shares of Class A common stock in KingsCrowd, Inc. under the Plan on terms and conditions similar in all material respects to the terms and conditions upon which the restricted units originally had been granted. As of March 31, 2022, awards for an aggregate of 5,249,142 unvested restricted shares of Class A common stock are outstanding under the Plan.

Since the date of the Corporate Conversion and the conversion of the awards to receive restricted units in KingsCrowd LLC into awards to unvested restricted shares of Class A common stock in KingsCrowd, Inc., we have not granted awards of any other securities under the Plan. As of March 31, 2022, awards covering 2,172,470 shares of Class A common stock remain available for grant under the Plan.

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The Plan initially will be administered by the Board. The Plan administrator has the authority to determine, within the limits of the express provisions of the Plan, the individuals to whom awards will be granted, the nature, amount and terms of such awards and the objectives and conditions for earning such awards. The Board may at any time amend or terminate the Plan, provided that no such action may be taken that adversely affects any rights or obligations with respect to any awards previously made under the Plan without the consent of the recipient. No awards may be made under the Plan after the tenth anniversary of its effective date.

Awards under the Plan may include incentive stock options, nonqualified stock options, stock appreciation rights (“SARs”), restricted shares of common stock, restricted stock units, performance share or unit awards, stock bonuses and other stock-based awards and cash-based incentive awards.

Stock Options. The Plan administrator may grant to a participant options to purchase our common stock that qualify as incentive stock options for purposes of Section 422 of the Internal Revenue Code (“incentive stock options”), options that do not qualify as incentive stock options (“non-qualified stock options”) or a combination thereof. The terms and conditions of stock option grants, including the quantity, price, vesting periods, and other conditions on exercise will be determined by the Plan administrator. The exercise price for stock options will be determined by the Plan administrator in its discretion, but non-qualified stock options and incentive stock options may not be less than 100% of the fair market value of one share of our company’s common stock on the date when the stock option is granted. Additionally, in the case of incentive stock options granted to a holder of more than 10% of the total combined voting power of all classes of our stock on the date of grant, the exercise price may not be less than 110% of the fair market value of one share of common stock on the date the stock option is granted. Stock options must be exercised within a period fixed by the Plan administrator that may not exceed ten years from the date of grant, except that in the case of incentive stock options granted to a holder of more than 10% of the total combined voting power of all classes of our stock on the date of grant, the exercise period may not exceed five years. At the Plan administrator’s discretion, payment for shares of common stock on the exercise of stock options may be made in cash, shares of our common stock held by the participant or in any other form of consideration acceptable to the Plan administrator (including one or more forms of “cashless” or “net” exercise).

Stock Appreciation Rights. The Plan administrator may grant to a participant an award of SARs, which entitles the participant to receive, upon its exercise, a payment equal to (i) the excess of the fair market value of a share of common stock on the exercise date over the SAR exercise price, times (ii) the number of shares of common stock with respect to which the SAR is exercised. The exercise price for a SAR will be determined by the Plan administrator in its discretion; provided, however, that in no event shall the exercise price be less than the fair market value of our common stock on the date of grant.

Restricted Shares and Restricted Units. The Plan administrator may award to a participant shares of common stock subject to specified restrictions (“restricted shares”). Restricted shares are subject to forfeiture if the participant does not meet certain conditions such as continued employment over a specified forfeiture period and/or the attainment of specified performance targets over the forfeiture period. The Plan administrator also may award to a participant Units representing the right to receive shares of common stock in the future subject to the achievement of one or more goals relating to the completion of service by the participant and/or the achievement of performance or other objectives (“restricted units”). The terms and conditions of restricted share and restricted unit awards are determined by the Plan administrator.

Stock Bonuses. Stock bonuses may be granted as additional compensation for service or performance, and may be settled in the form of common stock, cash or a combination thereof, and may be subject to restrictions, which may vest subject to continued service and/or the achievement of performance conditions.

Performance Awards. The Plan administrator may grant performance awards to participants under such terms and conditions as the Plan administrator deems appropriate. A performance award entitles a participant to receive a payment from us, the amount of which is based upon the attainment of predetermined performance targets over a specified award period. Performance awards may be paid in cash, shares of common stock or a combination thereof, as determined by the Plan administrator.

Other Stock-Based Awards. The Plan administrator may grant equity-based or equity-related awards, referred to as “other stock-based awards,” other than options, SARs, restricted shares, restricted Units, or performance awards. The terms and conditions of each other stock-based award will be determined by the Plan administrator. Payment under any other stock-based awards will be made in common stock or cash, as determined by the Plan administrator.

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Cash-Based Awards. The Plan administrator may grant cash-based incentive compensation awards, which would include performance-based annual cash incentive compensation to be paid to covered employees subject to Section 162(m) of the Code. The terms and conditions of each cash-based award will be determined by the Plan administrator.

Except as set forth above, we do not have any ongoing plan or arrangement for the compensation of directors and executive officers.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information regarding beneficial ownership of our Class A common stock and Class B common stock as of March 31, 2022, by:

(i)	each person known by us to be the beneficial owner of more than 5% of our outstanding common stock;
(ii)	each director and each of our executive officers;
(iii)	all executive officers and directors as a group; and
(iv)	each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of Class A common stock or Class B common stock.

The number of shares beneficially owned by each stockholder as described in this offering circular is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to vesting held by such person that will vest within 60 days of the date of this offering circular, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

We have based our calculation of the percentage of beneficial ownership prior to this offering computed on the basis of 41,844,309 shares of Class A Common Stock outstanding and 12,442,878 shares of our Class B common stock outstanding.

We have based our calculation of the percentage of beneficial ownership after this offering on the basis of 52,771,119 shares of Class A Common Stock outstanding and 11,719,151 shares of our Class B common stock outstanding after giving effect to (i) the issuance and sale of 13,000,000 shares of Class A common stock by us in this offering, (ii) assuming the sale by the Selling Stockholders of all shares offered by them, and (ii) the conversion of 1,000,00 shares of Class B common stock being offered by the Selling Stockholders into an equivalent number of shares of Class A common stock.

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Unless otherwise indicated, the number of shares of common stock outstanding as of March 31, 2022 does not include shares of restricted that have been awarded under the 2020 Incentive Plan but that have not vested as of March 31, 2022.

	Number of Shares Beneficially Owned							Percentage of Shares Beneficially Owned		Percentage of Shares Beneficially Owned		Percentage
	Before Offering			After Offering				Before the Offering		After the Offering		of Total Voting
Name of Beneficial Owner	Class A Common Stock	Class B Common Stock		Class A Common Stock		Class B Common Stock		Class A Common Stock	Class B Common Stock	Class A Common Stock	Class B Common Stock	Power After the Offering
Executive Officers and Directors:
Christopher Lustrino (1)	7,355,218	-		6,631,491	(2)	-		17.6%	—%	12.6	—%	3.97,355,218
Venkatachalam Sankaranarayanan, Jr.	-	-		-		-		—%	—	—	—%	—
Ahmad Takatkah (3)	529,573	-		529,573		-		1.2%	—	1.0%	—%	529,573
Howard Schneider (4)	2,059,432	-		2,059,432		-		4.7%	—	3.9%	—%	2,059,432

Andrew Gordon	-	-		-		-		—%	—	—	—%	—
James Bordewick (5)	249,033	-		249,033		-		0.5%		0.5%		249,033
Daniel Waterman (6)	-	-		-		-		—%	—%	—	—%	—
Cecilia Lenk (7)		-		-		-		—%	—%	—	—%	—
All directors and executive officers (8 persons)	13,019,730	12,442,878		12,296,003		11,719,151		30.8%	100.0	23.3%	100%	13,019,730%
5% or Greater Stockholders
Nantascot (8)	-	8,627,133	(9)	-		7,903,406	(10)	—%	69.3%	—	67.4%	-
NCI (11)	-	3,815,745		-		3,815,745		—%	30.7%	—	32.6%	-

*	Represents beneficial ownership of less than 1% of outstanding shares of the applicable class of common stock.

(1)	Includes 7,355,218 shares of Class A common stock
(2)	The number of shares in this column gives effect to the sale of 1,000,000 shares of Class A common stock offered by this stockholder under this offering circular.
(3)	Includes 492,399 shares of Class A common stock and 37,174 restricted shares of Class A common stock that vest within 60 days of the date of this offering circular.
(4)	Includes 1,984,226 shares of Class A common stock and 75,205 restricted shares of Class A common stock that vest within 60 days of the date of this offering circular.
(5)

Includes 219,536 shares of Class A common stock and 29,497 restricted shares of Class A common stock that vest within 60 days of the date of this offering circular which are held in the name of Blaxton Equity Ventures, LLC, which is wholly owned by Mr. Bordewick.

(6)	Daniel Waterman, one of our directors, is the managing member of Nantascot. Does not include 8,627,133 shares of Class B common stock owned by Nantascot, LLC.
(7)	Cecilia Lenk, one of our directors, is the managing member of NCI. Does not include 3,815,745 shares of Class B common stock beneficially owned by NCI.
(8)	Mr. Waterman is the managing member of Nantascot LLC. The address for this entity is State Street Financial Center, 1 Lincoln Street, Boston MA 02111.
(9)

Of the shares of Class B common stock listed in this column as being held by the named stockholder, 1,000,000 shares are being offered under this offering circular and when sold will be converted in 1,000,000 shares of Class A common stock.

(10)

The number of shares in this column gives effect to the sale of 1,000,000 shares of Class B common stock offered by this stockholder under this offering circular, which will convert to shares of Class A common stock upon consummation of the sale.

(11)	Ms. Lenk is the managing member of NCI. The address for this entity is State Street Financial Center, 1 Lincoln Street, Boston MA 02111.

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Selling Stockholders

The individuals named below are the “Selling Stockholders.” The Selling Security Holders intend to sell a total of 2,000,000 shares of Class A common stock in this offering. The 1,000,000 shares of Class B common stock being offered by Nantascot LLC will convert into 1,000,000 shares of Class A common stock upon the sale of such shares in this offering.

The Selling Stockholders are affiliates of the Company. Mr. Lustrino is our Chief Executive Officer, President, Chief Financial Officer, Treasurer and a member of our board of directors, and Nantascot LLC is managed by Daniel Waterman, a member of our board of directors. The shares to be offered by the Selling Stockholders named in this offering circular are “restricted” securities under applicable federal and state securities laws.

We will pay all of the expenses of the offering (other than the selling commissions payable with respect to the Selling Stockholder Shares sold in the offering), but will not receive any of the proceeds from the sale of Selling Stockholder Shares in the offering.

The Selling Stockholders are not broker-dealers or affiliated with a broker-dealer. Each of the Selling Stockholders may be deemed to be an underwriter of the shares offered by them in this offering.

We and the Selling Stockholders have agreed that after giving effect to the conversion of the 2021 Convertible Notes into 1,413,442 Offering Shares, proceeds from the sale of Offering Shares will be allocated pro rata between the Company Offered Shares and the Selling Stockholder Shares.

The calculations below are based on 41,844,309 shares of Class A Common Stock outstanding and 12,442,878 shares of our Class B common stock outstanding as of March 31, 2022. We have based our calculation of the percentage of beneficial ownership after this offering on the basis of 52,771,119 shares of Class A Common Stock outstanding and 11,719,151 shares of our Class B common stock outstanding after giving effect to (i) the issuance and sale of 13,000,000 shares of Class A common stock by us in this offering, (ii) assuming the sale by the Selling Stockholders of all shares offered by them, and (ii) the reclassification of 1,000,00 shares of Class B common stock being offered by the Selling Stockholders into an equivalent number of shares of Class A common stock. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Unless stated otherwise, the business address for these Selling Stockholders is c/o the Company.

The table below assumes that all of the securities offered in this offering will be sold.

Name of Beneficial Owner	Class A Common Stock Owned Before Offering	Percentage of Class A Common Stock Owned before Offering	Class A Common Stock Offered	Percentage of Class A Common Stock Owned After Offering	Class B Common Stock Owned Before Offering	Percentage of Class B Common Stock Owned before Offering	Class B Common Stock Offered	Percentage of Class B Common Stock Owned After Offering	Voting Power After Offering
Christopher Lustrino	7,355,218	17.6%	1,000,000	12.6%	-	-	-	-	3.9%
Nantascot LLC	-	-	-		8,627,133	69.3%	1,000,000	67.4%	46.5%

TRANSACTIONS WITH RELATED PERSONS,

PROMOTERS AND CERTAIN CONTROL PERSONS

Prior to the Corporate Conversion, Nantascot and NCI, were managers of the KingsCrowd LLC and owned 700,000 units (22%) and 300,000 units (10%), respectively, in our pre-conversion limited liability company. These entities were unwilling to proceed with the Corporate Conversion because it would require them to surrender their rights to receive distributions of income generated by the Company and allocations of profits and losses to which they were entitled under the limited liability company agreement that governed the Company at the time. In order to induce Nantascot and NCI to consent to the Corporate Conversion, we entered into agreements with each of them that provided for the issuance of shares of Class B common stock to be authorized in the corporation into which we would convert. The Class A common stock and Class B common stock are identical in all respects, except that each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. After giving effect to the issuance of the Class B common stock to these entities, Nantascot controlled 58% of the voting power of our Company and NCI controlled 25% of the voting power of our Company. The Class A common stock and the Class B common stock are described under the heading entitled “Description of Securities—Common Stock.” A more detailed discussion of the Corporate Conversion is set forth under the heading entitled “Summary – Our Corporate History.”

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Upon the consummation of the Corporate Conversion, Nantascot and NCI entered into a Stockholders Agreement under which they each agreed to vote in favor of the other party’s board nominee. This Stockholders Agreement will continue in force until the Company completes an underwritten public offering of its securities from which it raises at least $10 million in gross proceeds or until the parties own less than 50% of the outstanding voting power of the Company.

DESCRIPTION OF SECURITIES

General

The following description summarizes important terms of the classes of our capital stock and our outstanding convertible securities. This summary does not purport to be complete and is qualified in its entirety by the provisions of our certificate of incorporation and our bylaws which have been filed as exhibits to the offering statement of which this offering circular is a part. For more detailed information, please refer to these exhibits.

Our authorized capital stock consists of 66,000,000 shares of common stock, $0.0001 par value per share, including 51,000,000 shares of Class A Common Stock and 15,000,000 shares of Class B Common Stock. As of March 31, 2022, there were 41,844,309 shares of Class A Common Stock and 12,442,878 shares of Class B Common Stock outstanding.

Common Stock

Dividend Rights. Holders of our Class A common stock and Class B common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy.”

Voting Rights. Holders of our Class A common stock are entitled to one vote per share, and holders of our Class B common stock are entitled to 10 votes per share, on all matters submitted to a vote of stockholders. The holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our certificate of incorporation. Delaware law could require either holders of our Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

•

if we were to seek to amend our certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•

if we were to seek to amend our certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

No Preemptive or Similar Rights. Our Class A common stock and Class B common stock are not entitled to preemptive rights and are not subject to conversion, redemption, or sinking fund provisions.

Right to Receive Liquidation Distributions. If we become subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock and Class B common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Conversion of Class B Common Stock

Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon:

•	at the option of the holder; or

•	upon the consummation by the Company of an underwritten public offering from which the Company receives gross proceeds in excess of $10,000,000.

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A transfer of shares of Class B common stock will not result in the conversion of such shares into shares of Class A common stock unless such conversion is a result of an involuntary transfer, such upon the bankruptcy of the holder, upon any assignment by the holder for the benefit of creditors, upon any judicial order levied against the holder, or other legal process, such as a divorce, execution, attachment, enforcement of a pledge or other encumbrance, or otherwise than by a voluntary decision on the part of the holder of the shares of Class B common stock to transfer such securities.

Fully Paid and Non-Assessable. All of the outstanding shares of our Class A common stock and Class B common stock are fully paid and non-assessable.

Astralabs Warrant

In connection with our acquisition of the license and assets of Newchip Inc. (now known as Astralabs, Inc.), we issued to Astralabs a warrant to purchase up to 110,619 preferred units in KingsCrowd LLC at a price of $2.26 per unit until. The preferred units to be issued upon exercise of this warrant were to be the same as those issued in the most recent financing round after the issuance of the warrant. If at the time of exercise no preferred units had been issued, then the warrants would be exercisable for the same class of units issued to the other members. In January 2022, the warrant was exercised and the holder purchased 1,406,980 shares of Class A common stock at a price of approximately $0.178 per share resulting in proceeds to us of $250,000.

TechNori Purchase

In connection with our acquisition of substantially all of the assets of TechNori, LLC, we issued 1, 500,000 shares of Class A common stock to the owners of TechNori. See “Offering Circular Summary – Our Corporate History.”

2020 Equity Incentive Plan

Effective as of the Corporate Conversion, all outstanding options to acquire membership interest in Kings Crowd LLC were converted into options to purchase shares of Class A common stock under the Kings Crowd, Inc. 2020 Equity Incentive Plan (described under the heading “Compensation of Executive Officers—Compensation Plans”).

Shares Eligible for Future Sale

Prior to this offering, there has been no market for any of our securities and we do not intend to create a market for any of our securities after the closing of this offering. To the extent our Class A common stock is listed on a public market or traded on an automated quotation system after the closing of this offering, sales of substantial amounts of our Class A common stock, or securities or instruments convertible into our Class A common stock, in the public market, or the perception that such sales may occur, could adversely affect the market price of our Class A common stock prevailing from time to time.

As of March 31, 2022, we have outstanding an aggregate of 41,844,309 shares of our Class A common stock and 12,442,878 shares of Class B common stock. All of the currently outstanding shares of our common stock are restricted as a result of the federal securities laws, except shares of Class A common stock sold pursuant to the offering statement, as described below. Restricted securities may be sold in the public market only if they have been registered under the Securities Act or if they qualify for an exemption from registration, including under Rule 144. See “— Rule 144” below.

The 5,127,062 shares of Class A common stock sold by us pursuant to the offering statement as of March 31, 2022 are, and the remaining 9,872,938 shares being offered pursuant to the offering statement, once sold, will be, freely tradable without restriction or further registration under the Securities Act, except to the extent they are acquired by an “affiliate” of ours, as such term is defined in Rule 405 under the Securities Act. Under Rule 405, an affiliate of a specified person is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the specified person. Any affiliate of ours that acquires our shares can only further transact in such shares in compliance with Rule 144 under the Securities Act, which imposes sales volume limitations and other restrictions on such further transactions. See “— Rule 144” below.

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Rule 144

In general, a person who has beneficially owned restricted shares of our Common Stock for at least one year, in the event we are a reporting company under Regulation A, or at least six months, in the event we have been a reporting company under the Exchange Act for at least 90 days, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the three months preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

•	1% of the number of shares of our Common Stock then outstanding; or

•	the average weekly trading volume of our Common Stock during the four calendar weeks preceding the filing by such person with the SEC of a notice on Form 144 with respect to the sale;

provided that, in each case, we have been subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Persons replying on Rule 144 to transact in our Common Stock must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock and any market that may develop for our securities in the future. Sales of substantial amounts of our common stock in the public market could adversely affect the market prices of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

The provisions of Delaware law, our certificate of incorporation and our bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our Company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Certificate of Incorporation and Bylaw Provisions

Our certificate of incorporation and our bylaws include several provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

•

Board of directors’ vacancies. Our certificate of incorporation and bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by our board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

•

Special meeting of stockholders. Our bylaws provide that special meetings of our stockholders may be called only by our board of directors, the Chairman of our board of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•

No cumulative voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting.

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LEGAL MATTERS

The validity of the securities offered by this offering circular will be passed upon for us by Ruffa & Ruffa, P.C., New York, New York.

EXPERTS

Our balance sheets as of December 31, 2021 and 2020 and the related statements of operations, shareholder’s equity and cash flows for the periods then ended included in this offering circular have been audited by Fruci & Associates II PLLC, independent registered public accounting firm, as indicated in their report with respect thereto, and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a Regulation A offering statement on Form 1-A with the SEC under the Securities Act with respect to the Class A common stock to be sold in this offering. This offering circular, which constitutes a part of the offering statement, does not contain all of the information set forth in the offering statement and exhibits and schedules to the offering statement. For further information with respect to our Company, reference is made to the offering statement, including the exhibits and schedules to the offering statement. Statements contained in this offering circular as to the contents of any contract filed as an exhibit to the offering statement are qualified in all respects by the exhibit to which the reference relates. The offering statement, including its exhibits and schedules, may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the offering statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

The offering statement is also available on an offering page that we maintain at Invest.kingscrowd.com. After the completion of this offering, you may access these materials at the foregoing website free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on the website is not a part of this offering statement and the inclusion of the website address in this offering statement is an inactive textual reference only.

Reporting Requirements under Tier II of Regulation A. Following this Tier II, Regulation A offering, we will be required to comply with certain ongoing disclosure requirements under Rule 257 of Regulation A. We will be required to file: an annual report with the SEC on Form 1-K; a semi-annual report with the SEC on Form 1-SA; current reports with the SEC on Form 1-U; and a notice under cover of Form 1-Z. The necessity to file current reports will be triggered by certain corporate events, similar to the ongoing reporting obligation faced by issuers under the Exchange Act, however the requirement to file a Form 1-U is expected to be triggered by significantly fewer corporate events than that of the Form 8-K. Such reports and other information will be available for inspection and copying at the public reference room and on the SEC’s website referred to above. Parts I & II of Form 1-Z will be filed by us if and when we decide to and are no longer obligated to file and provide annual reports pursuant to the requirements of Regulation A.

We will make annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. We will make semi-annual filings on Form 1-SA, which will be due by September 30th each year, which will include unaudited financial statements for the six months ending December 31. We will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 shareholders of record and have filed at least one Form 1-K.

We may supplement the information in this offering circular by filing a supplement with the SEC. You should read all the available information before investing.

70

FINANCIAL STATEMENTS

F-1

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Management of KingsCrowd, Inc. Boston, Massachusetts
Members of: WSCPA AICPA PCPS 802 North Washington PO Box 2163 Spokane, Washington 99210-2163 P 509-624-9223 TF 1-877-264-0485 mail@fruci.com www.fruci.com

Opinion

We have audited the financial statements of KingsCrowd, Inc. (“the Company”) (a Delaware corporation), which comprise the balance sheets as of December 31, 2021 and 2020 and the related statements of operations, changes in stockholders’ deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of KingsCrowd, Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of KingsCrowd, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has not generated profits since inception, has sustained losses, has an accumulated deficit, and has negative cash flows from operations and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about KingsCrowd, Inc.’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

F-2

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of KingsCrowd, Inc.’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about KingsCrowd, Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Spokane, Washington

April 28, 2022

F-3

KINGSCROWD, INC.

BALANCE SHEETS

As of December 31, 2021 and December 31, 2020

	December 31
	2021	2020
ASSETS
Current Assets:
Cash and cash equivalents	$136,525	$518,674
Subscription receivable	230,991	-
Escrow receivable	598,568	46,500
Prepaid expense	-	5,770
Deposit	54,093	8,930
Deferred offering costs	17,000	-
Total Current Assets	1,037,177	579,874

Non-Current Assets:
Property and equipment, net	5,806	2,155
Intangible assets, net	299,555	462,357
Total Non-Current Assets	305,361	464,512

TOTAL ASSETS	$1,342,538	$1,044,386

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
Accounts payable	$72,182	$45,451
Deferred revenue	354,435	221,519
Factoring loans payable	236,979	-
Loan payable	1,849	1,849
Convertible notes payable	-	316,800
Interest payable	-	4,331
Acquisition payable, current portion	384,048	226,617
Other current liabilities	61,387	6,389
Total Current Liabilities	1,110,880	822,956

Non-current Liabilities:
Acquisition payable, net of current portion	278,766	386,197
Other non-current liabilities	6,389	6,389
Total Non-current Liabilities	285,155	392,586

Total Liabilities	1,396,035	1,215,542

Stockholders' Deficit:
Class A common stock, $0.0001 par value, 51,000,000 shares authorized, 35,083,420 and 28,626,662 shares issued and outstanding as of December 31, 2021 and 2020, respectively	3,510	2,863
Class B common stock, $0.0001 par value, 15,000,000 shares authorized, 12,683,313 and 12,719,151 shares issued and outstanding as of December 31, 2021 and 2020, respectively	1,268	1,272
Additional paid-in capital	6,088,271	1,686,255
Accumulated deficit	(6,146,546)	(1,861,546)
Total Stockholders' Deficit	(53,497)	(171,156)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$1,342,538	$1,044,386

See accompanying Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-4

KINGSCROWD, INC.

STATEMENTS OF OPERATIONS

For the years ended December 31, 2021 and 2020

	December 31
	2021	2020

Net revenues	$497,392	$488,716

Operating Expenses:
General, administrative, and operations	2,265,576	1,071,737
Stock-based compensation	1,671,158	247,127
Research and development	286,627	292,548
Sales and marketing customer list amortization	204,271	153,204
Sales and marketing	30,625	25,804
Total Operating Expenses	4,458,257	1,790,420

Loss from operations	(3,960,865)	(1,301,704)

Other Income/(Expense):
Interest expense	(44,409)	(6,674)
Interest expense - beneficial conversion feature	(282,693)	-
Others - net	2,967	901
Total Other Income/(Expense)	(324,135)	(5,773)

Provision for income taxes	-	-
Net loss	$(4,285,000)	$(1,307,477)

Weighted average common shares outstanding
-Basic and Diluted	43,153,664	39,756,592

Net loss per common share
-Basic and Diluted	$(0.10)	$(0.03)

See accompanying Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-5

KINGS CROWD, INC.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2021 and 2020

	December 31
	2021	2020
Cash flows from operating activities
Net loss	$(4,285,000)	$(1,307,477)
Adjustments to reconcile net loss to net cash used in operating activities:
Customer list amortization	204,271	153,204
Depreciation and amortization	10,644	1,300
Warrant expense - Accelerator program expense	-	12,168
Stock-based compensation	1,671,158	247,127
Interest expense on convertible notes	26,831	-
Interest expense - beneficial conversion feature	282,693	-
Changes in operating assets and liabilities:
(Increase)/Decrease in accounts receivable	-	5,700
(Increase)/Decrease in escrow receivable	59,034	-
(Increase)/Decrease in prepaid expense	5,770	6,204
(Increase)/Decrease in deposit	(45,163)	(4,275)
Increase/(Decrease) in accounts payable	26,730	38,881
Increase/(Decrease) in deferred revenue	132,916	212,937
Increase/(Decrease) in other current liabilities	54,998	17,110
Net cash used in operating activities	(1,855,118)	(617,121)

Cash flows from investing activities
Purchase of property and equipment	(5,764)	(1,185)
Net cash used in investing activities	(5,764)	(1,185)

Cash flows from financing activities
Proceeds from factoring loans	310,252	-
Repayments of factoring loans	(73,273)	-
Proceeds from issuance of convertible notes	829,444	270,300
Proceeds from issuance of Class A common stock	534,300	867,733
Offering costs	(121,990)	(44,698)
Net cash provided by financing activities	1,478,733	1,093,335

Net change in cash	(382,149)	475,029

Cash at beginning of the year	518,674	43,645
Cash at end of the year	$136,525	$518,674

Supplemental disclosure of cash flow information:
Cash paid for interest expense	$7,893	$2,343
Cash paid for income tax	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Fair value of website asset acquired	$50,000	$-
Conversion of convertible notes payable to Class A common stock	$1,130,906	$-
Fair value of warrants issued	$-	$24,336
Exercise of warrants	$230,991	$-

See accompanying Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-6

KINGS CROWD, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS DEFICIT

For the years ended December 31, 2021 and 2020

	Class A Common Stock		Class B Common Stock		Additional Paid-	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	in Capital	Deficit	Deficit

Balance at December 31, 2019	20,773,706	$2,078	12,719,151	$1,272	$616,878	$(554,069)	$66,159
Issuance of common stock - Reg CF	6,131,572	613	-	-	867,120	-	867,733
Issuance of common stock - advisors	868,874	87	-	-	126,394	-	126,481
Issuance of common stock - consultants	852,510	85	-	-	120,561	-	120,646
Offering costs	-	-	-	-	(44,698)	-	(44,698)
Net loss	-	-	-	-	-	(1,307,477)	(1,307,477)
Balance at December 31, 2020	28,626,662	$2,863	12,719,151	$1,272	$1,686,255	$(1,861,546)	$(171,156)
Issuance of common stock - Reg A	1,133,731	113	(35,838)	(4)	1,097,783	-	1,097,892
Issuance of common stock - Reg D	75,000	8	-	-	74,992	-	75,000
Issuance of common stock - advisors	677,926	68	-	-	109,778	-	109,846
Issuance of common stock - consultants	1,715,535	172	-	-	1,523,369	-	1,523,541
Issuance of common stock - employees	37,771	4	-	-	37,767	-	37,771
Conversion of convertible notes payable	1,409,815	141	-	-	1,130,765	-	1,130,906
Warrant exercise	1,406,980	141	-	-	249,859	-	250,000
Interest expense - beneficial conversion feature	-	-	-	-	282,693	-	282,693
Offering costs	-	-	-	-	(104,990)	-	(104,990)
Net loss	-	-	-	-	-	(4,285,000)	(4,285,000)
Balance at December 31, 2021	35,083,420	$3,510	12,683,313	$1,268	$6,088,271	$(6,146,546)	$(53,497)

See accompanying Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

F-7

KINGSCROWD, INC.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2021 and 2020 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

KingsCrowd, Inc. (the “Company”) is a corporation organized on December 14, 2017 under the laws of Delaware, and headquartered in Boston, Massachusetts. The Company was originally incorporated under the name Kings Crowd, LLC as a Delaware limited liability company. On December 28, 2020, the Company converted from a Delaware limited liability company to a Delaware corporation and changed its name from Kings Crowd, LLC to KingsCrowd, Inc.

The Company seeks to bring together ﬁnancial experts and technologists to help investors make more informed startup investment decisions on crowdfunding portals by providing the infrastructure for startup business investment decision making based on four key components:

•	Education - Providing expert editorial content in addition to “how-to" guides and tools.
•	Analytics - Offering standardized deal ratings and synthesized data analytics.
•	Research - Combining in-house market research with crowd-sourced research.
•	Recommendations - Providing "Top Deal” picks and access to expert network due diligence.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company has not yet produced profits and also has unknown impacts from the ongoing COVID-19 pandemic.

See accompanying Independent Auditor’s Report.

F-8

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and 2020, the Company had cash of $0 and $96,769, respectively, in excess of federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors.

Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions.

The Company had $0 accounts receivable as of December 31, 2021 and 2020.

Subscription Receivable

The Company records share issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders’ equity on the balance sheet.

Escrow Receivable

Amounts held in escrow are recognized at estimated realizable value.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

 See accompanying Independent Auditor’s Report.

F-9

Property and Equipment, Intangible Assets

Property and equipment and intangible assets are recorded at cost. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives of assets:

Computer equipment	3 years
Customer list	3 years
Website	3 years
Software	15 years

The useful lives and the depreciation and amortization methods are reviewed periodically to ensure that the periods and depreciation and amortization methods are consistent with the expected pattern of economic benefits from items of property and equipment and intangible assets.

There were no changes in the estimated useful lives of each of the Company’s items of property and equipment and intangible assets for the years ended December 31, 2021 and 2020.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company’s long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

No impairment in value of property and equipment or intangible asset was recognized for the years ended December 31, 2021 and 2020.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts (or beneficial conversion features) to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts or beneficial conversion features under these arrangements are (i) amortized over the term of the related debt to their stated date of redemption or (ii) when based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

 See accompanying Independent Auditor’s Report.

F-10

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company collects revenues in advance for its membership subscriptions and initially records as deferred revenues. The Company has determined that its performance obligations in relation to these agreements with customers are satisfied through the passage of time of the underlying subscription period, which are monthly or annually. Monthly subscriptions are recognized upon completion of the month of service, while annual subscriptions are recognized monthly over the subscription period on a straight-line basis.

Contract Balances

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due). The Company collects payments from customers in advance and therefore no accounts receivable is recognized. However, the Company uses third parties for customer payments processing and there may be funds being held in escrow at the end of the reporting period. As of December 31, 2021 and 2020, $44,772 and $0 of revenues, respectively, were not yet closed out of escrow and therefore were recorded as escrow receivable in the balance sheet.

A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Company transfers the related goods or services. Contract liabilities are recognized as revenue when the Company performs under the contract (i.e., transfers control of the related goods or services to the customer). The Company has contract liabilities of $354,435 and $221,519 as of December 31, 2021 and 2020, respectively, recognized as deferred revenue in the balance sheets.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2021 and 2020 totaled $30,625 and $25,804, respectively.

 See accompanying Independent Auditor’s Report.

F-11

Research and Development

Research and development costs are expensed as incurred.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees, advisors and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

See accompanying Independent Auditor’s Report.

F-12

The Company was a limited liability company through the December 28, 2020 conversion date. Accordingly, under the Internal Revenue Code, all taxable income or loss flowed through to its members through such date. Therefore, no provision for income tax has been recorded in the statements until the conversion date. Income from the Company was reported and taxed to the members on their individual tax returns. Upon the conversion to a corporation, the Company is now taxable as a corporation effective December 28, 2020.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each period.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $4,285,000 and $1,307,477 during the years ended December 31, 2021 and 2020, respectively, has an accumulated deficit of $6,146,546 as of December 31, 2021, and has incurred negative cash flows from operations for the years ended December 31, 2021 and 2020. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

See accompanying Independent Auditor’s Report.

F-13

NOTE 4: NON-CURRENT ASSETS

As of December 31, 2021 and 2020, property and equipment and intangible assets consisted of the following:

	December 31, 2021
	Equipment	Software	Customer list	Website
Cost	$9,860	$2,961	$612,814	$50,000
Less: Accumulated depreciation and amortization	(4,054)	(411)	(357,475)	(8,334)
Net Book Value	$5,806	$2,550	$255,339	$41,666

	December 31, 2020
	Equipment	Software	Customer list	Website
Cost	$4,096	$2,961	$612,814	$-
Less: Accumulated depreciation and amortization	(1,941)	(214)	(153,204)	-
Net Book Value	$2,155	$2,747	$459,610	$-

Depreciation and amortization totaled $214,915 and $154,504 for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021 and 2020, the cost of fully depreciated assets still being used amounted to $1,742 and $0, respectively.

NOTE 5: ACQUISITION

Early Investing

On March 20, 2020, the Company acquired 100% of the membership interests of Oxford Financial Publishing, LLC (the “Seller”) in Early Investing, LLC, a Maryland limited liability company, through an asset purchase agreement. The acquisition was accounted for using the asset purchase method, in which the fair value of the transaction is allocated and attributed to specific assets based on their relative fair value. No liabilities were assumed in the acquisition.

The Company determined that the transaction was an acquisition of asset which is the revenue-producing customer list. The revenue-producing activity of the acquired asset did not remain generally the same as before the transaction. The Seller retained the right to sell its own products to the customer list and is allowed to continue generating revenue from the customer list for a period of two years. Therefore, the full transaction value was attributed as a customer list asset.

The purchase price of the asset is 40% of the gross receipts generated by the Company from the customer list in the first year after the purchase, 25% in the second year and 10% in the third year. Based upon the revenue generated by the Company by marketing its Kings Crowd products to the customer list, for the period from May 2020 to January 2021, the Company estimates that average monthly revenues from the customer list will be $68,090 per month for the three-year period following the purchase. In accordance with ASC 450 where the contingent future liabilities under this agreement are probable and estimable, the Company has recorded an acquisition payable of $612,814, as an estimate of the three years of payments to be made to the Seller and has recorded a customer list asset of $612,814, amortized using the straight-line method over the three-year estimated useful life of the asset. The amortization was recorded as “sales and marketing – customer list amortization” operating expense in the statement of operations in the amount of $204,271 and $153,204 for the years ended December 31, 2021 and 2020, respectively.

See accompanying Independent Auditor’s Report

F-14

Crowdwise

On July 1, 2021, the Company entered into an agreement to purchase certain assets of Crowdwise, LLC, operated on the internet in connection with its website, for an aggregate consideration of $50,000, to be paid when the Company reaches $10,000,000 in its series A or on December 31, 2021 if $10,000,000 is never reached. The acquisition was accounted for using the asset purchase method, in which the fair value of the transaction is allocated and attributed to specific assets based on their relative fair value. No liabilities were assumed in the acquisition.

The assets acquired consisted of domains, brand/trademarks, images, software, social media accounts, contents and newsletter subscribers, of which the Company determined the full amount of fair value received in this transaction is attributed to the website and its underlying code and therefore the full transaction value was attributed as a website asset. The website asset is amortized over the three-year estimated useful life of the asset.

The parties verbally agreed to extend the payment due date of $50,000 to 2022, which was fully paid as of the issuance date of these financial statements.  Therefore, this was recorded as acquisition payable presented in the current liabilities section of the balance sheet as of December 31, 2021.

NOTE 6:  LOANS

In 2021, the Company entered into short-term agreements with non-bank entities under which future accounts receivable may be purchased for a discount. Repayments are made monthly and the loans are secured by Company's assets under the agreement’s terms. The Company received a total of $310,252 under such relationships and incurred fees of $48,711, which were recorded as a discount to the loans and are amortized over the 12-month contract term.   The Company repaid a total of $82,958, including $9,685 payment for fees, which was amortized to interest expense for the year ended December 31, 2021. The balance due as of December 31, 2021 was $236,979.

NOTE 7: CONVERTIBLE NOTES

The Company issued convertible notes in the aggregate principal amount of $1,099,744 and $316,800 as of December 31, 2021 and 2020, respectively. The notes accrued simple interest at 5% per annum through the maturity date. The notes were to mature on December 31, 2021, unless sooner converted into shares of the Company’s Class A common stock offered pursuant to the Company’s Regulation A offering.

On August 4, 2021, the Securities and Exchange Commission (“SEC”) qualified an offering by the Company of up to 15,000,000 shares of Class A common stock pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended. This triggered the conversion of the then outstanding principal amounting to $1,099,744 and accrued interest amounting to $31,162 into 1,409,815 shares of Class A common stock at a conversion rate of $0.80 per share.

The Company incurred interest expense of $26,831 and $4,331 on these convertible notes and recognized $282,693 and $0 of interest expense on beneficial conversion feature against its additional paid-in capital for the years ended December 31, 2021 and 2020, all respectively. As of December 31, 2021 and 2020, $0 and $46,500 of these subscribed notes were not yet closed out of escrow and therefore recorded as escrow receivable in the balance sheet.

See accompanying Independent Auditor’s Report

F-15

NOTE 8: EQUITY

Limited Liability Company to Corporate Conversion, Stock Split

At inception, the Company had a single class of common units authorized, of which 1,000 were granted to its founding members, and each unit has equal voting rights and proﬁt interests in the Company. These units have been issued to the founding members and were attributed zero value in these ﬁnancial statements. In June 2018, the Company effected a 2,000-for-1 reverse split, increasing the total granted units from 1,000 to 2,000,000.

In December 2020, the Company authorized 66,000,000 shares of $0.0001 par value common stock, including 51,000,000 shares of Class A common stock and 15,000,000 shares of Class B common stock, upon conversion to corporation, as discussed in Note 1. All membership interests in Kings Crowd, LLC, including unvested restricted units and unexercised warrants, were converted at a conversion rate of 12.71915097123437 shares of common stock for each membership unit. All shares and warrants reflected in these ﬁnancial statements are indicative of post-split ﬁgures and the par value of the issued shares was recorded with the offset to additional paid-in capital. These financial statements present the effect of this conversion retroactively as if it occurred on January 1, 2020.

As of December 31, 2021 and 2020, 12,683,313 and 12,719,151 shares of both Class A common stock and Class B common stock of the founders were issued and outstanding, and 317,979 and 1,589,894 shares of Class A common stock remained subject to vesting terms, all respectively.

Through the date of conversion to corporation, the debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Common Stock

The Class A common stock and Class B common stock are identical in all respects, except that each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. The two classes of common stock generally vote together as a single class on all matters submitted to a vote of the stockholders, except as otherwise required by law and the certificate of incorporation. The two classes of common stock participate ratably, meaning that each share of common stock is treated equally, with respect to dividends and distributions declared by the board of directors and in any distribution of the Company’s assets available for distribution to the stockholders upon any liquidation or winding up of the Company. Each outstanding share of Class B common stock is convertible into one fully paid and nonassessable share of Class A Common stock (i) at any time at the option of the holder or (ii) automatically upon the consummation by the Company of an underwritten public offering of the Company’s securities from which the Company receives gross proceeds in excess of $10,000,000.

Shares Issued for Services

The Company grants restricted stock awards to employees and non-employee advisors and consultants which are subject to vesting terms of 3-48 months.

See accompanying Independent Auditor’s Report

F-16

A summary of restricted stock awards granted by the Company is as follows:

	December 31
	2021	2020
Balance at beginning of the year	7,881,498	5,563,115
Granted	4,276,625	2,318,383
Forfeited	(146,875)	-
Balance at end of the year	12,011,248	7,881,498

*3,054,199 shares of Class A common stock issued in 2018 have been attributed zero value in these ﬁnancial statements; of such, 322,890 and 1,086,440 shares remained subject to vesting terms as of December 31, 2021 and 2020, respectively. The remaining 119,891 shares were attributed a fair value based on the active offering price of the Company’s shares of common stock at the issuance date. Of such, 0 and 29,974 shares remained subject to vesting terms as of December 31, 2021 and 2020, respectively.

For the years ended December 31, 2021 and 2020, 2,431,232 and 1,721,384 shares of Class A common stock were issued, 2,461,206 and 1,761,347 shares vested and $1,671,158 and $247,127 were recorded as stock-based compensation expense in the statement of operations, all respectively. As of December 31, 2021 and 2020, 3,949,936 and 2,281,392, shares of Class A common stock remained subject to vesting terms, respectively.

Regulation Crowdfunding Offering

In 2018, the Company conducted two securities offerings under Regulation Crowdfunding, where the Company sold a total of 1,512,002 shares of Class A common stock for gross proceeds of $139,899. Of such, 1,378,095 shares of Class A common stock were issued for gross proceeds of $121,350 and 133,907 shares of Class A common stock were issued for gross proceeds of $18,549.

In 2019, the Company issued a total of 1,131,814 shares of Class A common stock for gross proceeds of $160,173.

In 2020, the Company raised gross proceeds of $867,733 for the issuance of 6,131,572 shares of Class A common stock.

Regulation A and D Offering

In 2021, the Company qualified to offer up to 15,000,000 shares of Class A common stock under Regulation A. Of the 15,000,000 shares of Class A common stock being offered, (i) the Company is offering up to an aggregate of 13,000,000 newly issued shares of Class A common stock and (ii) certain selling stockholders are offering up to an aggregate of 2,000,000 shares of Class A common stock currently outstanding (“Regulation A Offering”). The shares being offered by one of the selling stockholders are held as shares of Class B common stock, which shares will convert into shares of Class A common stock upon the sale of such shares in the Regulation A Offering. The Company issued new shares of Class A common stock totaling 1,097,893 for gross proceeds of 1,097,893 at a price per share of $1.00 and the selling stockholders sold 35,838 shares of Class A common stock and 35,838 shares of Class B common stock. As of December 31, 2021, $598,568 were not yet closed out of escrow and therefore recorded as escrow receivable in the balance sheet.

The Company also issued 75,000 shares of Class A common stock under the Regulation D.

See accompanying Independent Auditor’s Report

F-17

Warrant Exercise

As discussed in Note 9, the new warrant holders exercised the warrants in December 2021 for the purchase a total of 1,406,980 shares of Class A common stock for total proceeds of $250,000. As of December 31, 2021, $230,991 were not yet received and therefore recorded as subscription receivable in the balance sheet.

Conversion of Convertible Notes Payable

As discussed in Note 7, the qualified financing was triggered in August 2021 and the then outstanding principal amounting to $1,099,744 and accrued interest amounting to $31,162 were converted into 1,409,815 shares of Class A common stock at a conversion rate of $0.80 per share.

Other Issuances

In 2018, the Company issued 1,148,756 shares of Class A common stock in conjunction with an asset purchase agreement. These shares were valued at $162,517 and recognized as a contribution to equity.

In 2019, the Company issued 353,287 shares of Class A common stock to an investor for gross proceeds of $50,000.

As of December 31, 2021 and 2020, 35,083,420 and 28,626,662 shares of Class A common stock and 12,683,313 and 12,719,151 shares of Class B common stock were issued and outstanding, all respectively. Certain stock issuances were under restricted unit purchase agreements which stipulated repurchase options subject to vesting schedules dependent upon the stockholders’ continued service to the Company, with the repurchase price set at the issuance price per share. As of December 31, 2021 and 2020, 4,590,805 and 4,957,726 shares of Class A common stock were unvested and remained subject to the repurchase option, respectively.

NOTE 9: WARRANTS

In connection with the license agreement discussed in Note 11, the Company issued 1,406,980 warrants in December 2019. Each warrant entitles the holder to purchase one preferred unit of the Company at an exercise price of approximately $0.18 per unit up until December 2021. The number of preferred units or warrant price will be adjusted in the event of any preferred unit dividend, splits or recapitalization of the Company. If at the time of exercise, no preferred units had been issued, then the warrants would be exercisable for the same class of units issued to the other members. The Company did not issue any preferred unit in Kings Crowd, LLC prior to the corporate conversion.

The Company determined the grant date fair value of these warrants under a Black-Scholes calculation to be $24,336, and recognized such to additional paid-in capital. The Company recognized $12,168 as general and administrative expense for the year ended December 31, 2020.

In 2021, the holder of the warrants transferred its rights to other entities (“new holders”). The new holders exercised the warrants in December 2021 and purchased a total of 1,406,980 shares of Class A common stock for total proceeds of $250,000.

See accompanying Independent Auditor’s Report

F-18

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on the financial reporting and disclosures.

In October 2016, FASB issued ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory”, which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption of the update is permitted. Management believes that the adoption of ASU 2016-16 has no impact on the Company’s financial statements and disclosures.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company’s financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 with early adoption permitted. The Company has adopted this standard effective January 1, 2019.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement”, which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. The adoption of ASU 2018-13 did not have a material impact on the Company’s financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract (“ASU 2018-15”). ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The adoption of ASU 2018-15 did not have a material impact on the Company’s financial statements.

See accompanying Independent Auditor’s Report

F-19

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company’s financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 11: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

General

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

License to Purchase Agreement

The Company entered into an agreement to license an intellectual property for 16 months beginning December 1, 2019. The Company agreed to pay a monthly fee of approximately 25% of certain revenues generated from the licensed assets. When the aggregate of the fee paid each month reaches a total of $150,000, the Company agreed to pay an additional 1% of revenue per year until either the Company has paid to the licensor the sum of $1,000,000, or the Company is acquired in a positive transaction, which would be in addition to 5% of the outstanding membership interest units of the Company as of March 31, 2021. Upon which time, the full ownership of all licensed intellectual property shall transfer to the Company.

The Company had paid $9,642 and $22,043 during the years ended December 31, 2021 and 2020, respectively, and recorded these costs as general and administrative expense in the statement of operations. The aggregate payment as of December 31, 2021 is $31,685. The Company and the licensor are currently discussing modification of the terms of the contract.

See accompanying Independent Auditor’s Report

F-20

NOTE 12: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences and net operating loss carryforwards. As of December 31, 2021 and 2020, the Company had net deferred tax assets before valuation allowance of $722,481 and $544, respectively. The following table presents the deferred tax assets by source:

	December 31
	2021	2020
Deferred tax assets:
Net operating loss carryforwards	$716,692	$988
R&D credit	-	309
Depreciation and amortization	-	(552)
Cash to accrual differences	5,789	(201)
Valuation allowance	(722,481)	(544)
Net deferred tax assets	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required as the Company has not yet generated income since inception. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 24.95%. The effective rate is reduced to 0% due to the full valuation allowance on its net deferred tax assets.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2021 and 2020, the Company had net operating loss carryforwards available to offset future taxable income in the amount of $2,872,514 and $3,959, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

See accompanying Independent Auditor’s Report

F-21

NOTE 13: SUBSEQUENT EVENTS

Regulation A Offering

Through the issuance of these financial statements, the Company raised gross proceeds of $575,000 through the issuance of 575,000 shares of Class A common stock, in the aggregate, at a price per share of $1.00 under the Regulation D offering.

Management’s Evaluation

Management has evaluated subsequent events through April 30, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

See accompanying Independent Auditor’s Report

F-22